SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

(External Disclosure)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION	March 31, 2009	Brazilian Corporate Law
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 00243-7	2 - COMPANY NAME CENTRAIS ELET BRASILEIRAS SA	3 - CNPJ (Corporate Taxpayer’s ID) 00.001.180/0001-26
4 - NIRE (Corporate Registry ID) 53300000859

01.02 - HEADQUARTERS

1 - ADDRESS SCN QUADRA 4 BL. N°100, SALA 103			2 - DISTRICT Asa Norte
3 - ZIP CODE 70714-900	4 - CITY BRASÍLIA			5 - STATE DF
6 - AREA CODE 061	7 - TELEPHONE 3329-7300	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 061	12 - FAX 3319-7306	13 - FAX -	14 - FAX -
15 - E-MAIL eletrobras@eletrobras.com

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME ASTROGILDO FRAGULIA QUENTAL
2 - ADDRESS AV. PRESIDENTE VARGAS, 409, 13°ANDAR			3 - DISTRICT CENTRO
4 - ZIP CODE 20071-003	5 - CITY RIO DE JANEIRO			6 - STATE RJ
7 - AREA CODE 021	8 - TELEPHONE 2514-6326	9 - TELEPHONE 2514-6327	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 021	13 - FAX 2514-5964	14 - FAX -	15 - FAX -
16 - E-MAIL df@eletrbras.com

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING 8 - END
1/1/2009	12/31/2009	1	1/1/2009	3/31/2009	4	9/1/2008 12/31/2008
09 - INDEPENDENT AUDITOR PricewaterhouseCoopers Auditores Independentes					10 - CVM CODE 00287-9
11 - TECHNICIAN IN CHARGE SERGIO EDUARD ZAMORA					12 – TECHNICIAN’S CPF (Individual Taxpayer’s Register) 107.092.038-02

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 – CURRENT QUARTER 3/31/2009	2 – PREVIOUS QUARTER 12/31/2008	3 – SAME QUARTER, PREVIOUS YEAR 3/31/2008
Paid-up Capital
1 - Common	905,024	905,024	905,024
2 - Preferred	227,333	227,333	224,475
3 - Total	1,132,357	1,132,357	1,129,499
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other Types of Company
2 - STATUS Operational
3 - NATURE OF OWNERSHIP State-owned company
4 - ACTIVITY CODE 1120 – Electricity
5 - MAIN ACTIVITY Generation, Transmission, Distribution and Sale of Electricity
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified Opinion

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT 3 - APPROVAL 4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In R$ thousand)	4 - AMOUNT OF CHANGE (In R$ thousand)	5 - NATURE OF CHANGE (thousand)	7 - NUMBER OF SHARES ISSUED	8 - SHARE PRICE WHEN ISSUED (in reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 5/15/2009	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2009	4 - 12/31/2008
1	Total Assets	109,204,852	109,727,088
1.01	Current Assets	18,978,741	18,577,909
1.01.01	Funds Available	10,936,427	10,104,427
1.01.02	Credits	3,213,803	2,922,535
1.01.02.01	Clients	2,027,572	1,709,569
1.01.02.01.01	Consumers and Distributors	2,027,572	1,709,569
1.01.02.02	Sundry Credits	1,186,231	1,212,966
1.01.02.02.01	Investments Remunerations	1,186,231	1,212,966
1.01.03	Inventories	1,945	1,879
1.01.04	Other	4,826,566	5,549,068
1.01.04.01	Loans and Financing	2,698,402	2,697,114
1.01.04.02	Fuel Consumption Bill	529,115	573,993
1.01.04.03	Sundry Debtors	318,445	171,165
1.01.04.04	Renegotiated Credits	88,639	84,371
1.01.04.05	Deferred tax assets	640,867	1,418,353
1.01.04.06	Reimbursement Right	456,265	516,766
1.01.04.07	Sundry	94,833	87,306
1.02	Non-current Assets	90,226,111	91,149,179
1.02.01	Long-term Assets	46,226,526	47,387,261
1.02.01.01	Sundry Credits	0	0
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	46,226,526	47,387,261
1.02.01.03.01	Loans and Financing	39,153,841	39,537,157
1.02.01.03.02	Renegotiated Credits	179,696	199,646
1.02.01.03.03	Securities	616,465	613,374
1.02.01.03.04	Advances to minority interest	703,140	730,281
1.02.01.03.05	Deferred tax assets	1,354,447	1,348,168
1.02.01.03.06	Fuel Consumption Bill	912,576	572,279
1.02.01.03.07	Reimbursement Right	3,223,538	4,312,809
1.02.01.03.08	Sundry	82,823	73,547
1.02.02	Permanent Assets	43,999,585	43,761,918
1.02.02.01	Investments	43,921,573	43,682,718
1.02.02.01.01	In Direct and Indirect Associated Companies	3,397,886	3,299,359
1.02.02.01.02	In Direct and Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	In Subsidiaries	40,076,795	39,935,810
1.02.02.01.04	In Subsidiaries – Goodwill	0	0
1.02.02.01.05	Other Investments	446,892	447,549
1.02.02.02	Fixed Assets	24,769	25,494
1.02.02.03	Intangible Assets	53,243	53,706
1.02.02.04	Deferred Charges	0	0

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2009	4 - 12/31/2008
2	Total Liabilities	109,204,852	109,727,088
2.01	Current Liabilities	6,418,287	7,038,580
2.01.01	Loans and Financing	218,839	192,181
2.01.02	Debentures	0	0
2.01.03	Suppliers	1,530,996	1,676,071
2.01.04	Taxes, Fees and Contributions	210,264	1,363,854
2.01.05	Dividends Payable	1,960,646	1,914,222
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	74,409	72,236
2.01.07.01	National Treasury Credits	74,409	72,236
2.01.08	Other	2,423,133	1,820,016
2.01.08.01	Compulsory Loan	83,601	85,205
2.01.08.02	Estimated Liabilities	68,544	67,835
2.01.08.03	Fuel Consumption Bill	742,410	649,341
2.01.08.04	Advances to Clients	275,799	15,381
2.01.08.05	Reimbursement Liabilities	1,194,669	923,344
2.01.08.06	Sundry	58,110	78,910
2.02	Non-current Liabilities	16,675,431	17,070,147
2.02.01	Long-term Liabilities	16,675,431	17,070,147
2.02.01.01	Loans and Financing	3,943,856	3,965,930
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	1,387,487	1,363,435
2.02.01.03.01	Provisions for contingencies	1,032,233	1,009,514
2.02.01.03.02	Provision for unsecured liabilities in subsidiary	355,254	353,921
2.02.01.04	Debts with Related Parties	2,214,977	2,854,201
2.02.01.04.01	National Treasury Credits	2,214,977	2,854,201
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	9,129,111	8,886,581
2.02.01.06.01	Taxes and social contributions	839,776	943,882
2.02.01.06.02	Reversal Global Reserve	7,187,476	7,193,770
2.02.01.06.03	Compulsory Loan	133,141	129,866
2.02.01.06.04	Fuel Consumption Bill	912,576	572,279
2.02.01.06.05	Sundry	56,142	46,784
2.03	Deferred Income	0	0
2.05	Shareholders’ Equity	86,111,134	85,618,361
2.05.01	Paid-in Capital Stock	26,156,567	26,156,566
2.05.02	Capital Reserves	26,048,342	26,048,342
2.05.03	Revaluation Reserves	193,606	196,906
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Direct and Indirect Associated Companies	193,606	196,906
2.05.04	Profit Reserves	29,172,390	28,900,909

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2009	4 - 12/31/2008
2.05.04.01	Legal	2,037,863	2,037,863
2.05.04.02	Statutory	17,038,712	17,038,712
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profit	0	0
2.05.04.05	Profit Retention	487,476	487,476
2.05.04.06	Special Reserve for Undistributed Dividends	9,608,339	9,336,858
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Assets Valuation Adjustments	25,125	28,285
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Accumulated Translation Adjustments	25,125	28,285
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings/Accumulated Losses	103,090	0
2.05.07	Advance for Future Capital Increase	4,412,014	4,287,353

03.01 - INCOME STATEMENT (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 - 1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
3.01	Gross Revenue from Sales and/or Services	1,269,593	1,269,593	1,996,688	1,996,688
3.01.01	Operations with electricity	1,269,593	1,269,593	1,996,688	1,996,688
3.02	Gross Revenue Deductions	0	0	0	0
3.03	Net Revenue from Sales and/or Services	1,269,593	1,269,593	1,996,688	1,996,688
3.04	Cost of Goods and/or Services Sold	0	0	0	0
3.05	Gross Income	1,269,593	1,269,593	1,996,688	1,996,688
3.06	Operating Income/Expenses	(1,215,008)	(1,215,008)	(948,706)	(948,706)
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	(1,877,373)	(1,877,373)	(2,247,790)	(2,247,790)
3.06.02.01	Personnel, Material and Service	(73,764)	(73,764)	(56,066)	(56,066)
3.06.02.02	Depreciation and Amortization	(1,518)	(1,518)	(1,767)	(1,767)
3.06.02.03	Energy purchased for resale	(1,709,458)	(1,709,458)	(2,016,777)	(2,016,777)
3.06.02.04	Operating provisions	(57,396)	(57,396)	(153,112)	(153,112)
3.06.02.05	PASEP/COFINS (Public Service Employee Savings Program/Social Security Financing Contribution)	(35,237)	(35,237)	(20,068)	(20,068)
3.06.03	Financial	490,497	490,497	719,244	719,244
3.06.03.01	Financial Revenues	1,336,039	1,336,039	1,320,004	1,320,004
3.06.03.02	Financial Expenses	(845,542)	(845,542)	(600,760)	(600,760)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	(78,906)	(78,906)	(37,703)	(37,703)
3.06.05.01	Donations and contributions	(49,299)	(49,299)	(40,124)	(40,124)
3.06.05.02	Other	(29,607)	(29,607)	2,421	2,421
3.06.06	Equity in the Earnings of Subsidiary and Associated Companies	250,774	250,774	617,543	617,543
3.07	Operating Income	54,585	54,585	1,047,982	1,047,982
3.08	Non-operating Income	0	0	(321)	(321)
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	(321)	(321)
3.09	Income before Taxes/Shareholding	54,585	54,585	1,047,661	1,047,661

1 - CODE	2 - DESCRIPTION	3 - 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 - 1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
3.10	Provision for Income Tax and Social Contribution	46,743	46,743	(206,136)	(206,136)
3.10.01	Provision for Income Tax	34,587	34,587	(150,789)	(150,789)
3.10.02	Provision for Social Contribution	12,156	12,156	(55,347)	(55,347)
3.11	Deferred Income Tax	0	0	0	0
3.12	Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Equity	0	0	0	0
3.15	Income/Loss for the Period	101,328	101,328	841,525	841,525
	NUMBER OF SHARES EX-TREASURY (in thousands)	1,132,357	1,132,357	1,129,499	1,129,499
	EARNINGS PER SHARE (Reais)	0.08948	0.08948	0.74504	0.74504
	LOSS PER SHARE (Reais)

04.01 - STATEMENT OF CASH FLOW – INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 - 1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
4.01	Net Cash from Operating Activities	(172,936)	(172,936)	(731,388)	(731,388)
4.01.01	Cash generated in Operations	90,157	90,157	(1,021,629)	(1,021,629)
4.01.01.01	Net Income for the Year	101,328	101,328	841,525	841,525
4.01.01.02	Depreciation and amortization	1,518	1,518	1,767	1,767
4.01.01.03	Net Monetary and Exchange Variation	252,273	252,273	(111,837)	(111,837)
4.01.01.04	Charges from loans and financing	(888,894)	(888,894)	(834,977)	(834,977)
4.01.01.05	Investments Adjustments	(241,078)	(241,078)	(576,616)	(576,616)
4.01.01.06	Provision for unsecured liabilities	1,333	1,333	(628,835)	(628,835)
4.01.01.07	Provision for deferred taxes	(110,386)	(110,386)	0	0
4.01.01.08	Other provisions	56,555	56,555	0	0
4.01.01.09	Charges from Reversal Global Reserve	75,582	75,582	0	0
4.01.01.10	Regulatory Asset	452,947	452,947	(87,266)	(87,266)
4.01.01.11	Financial charges accrued on Shareholder’s Equity	396,144	396,144	313,959	313,959
4.01.01.12	Other	(7,165)	(7,165)	60,651	60,651
4.01.02	Variation in Assets and Liabilities	(234,765)	(234,765)	115,499	115,499
4.01.02.01	Consumers and dealers	(318,003)	(318,003)	163,845	163,845
4.01.02.02	Fuel Consumption Bill	44,878	44,878	(21,711)	(21,711)
4.01.02.03	Investment Remuneration	26,735	26,735	(19,972)	(19,972)
4.01.02.04	Renegotiated credits	(4,268)	(4,268)	1,010	1,010
4.01.02.05	Tax credits	777,486	777,486	725,341	725,341
4.01.02.06	Reimbursement rights	60,501	60,501	179,460	179,460
4.01.02.07	Sundry Debtors	(147,280)	(147,280)	(103,690)	(103,690)
4.01.02.08	Warehouse	(66)	(66)	586	586
4.01.02.09	Reimbursement Liabilities	271,325	271,325	24,320	24,320
4.01.02.10	Compulsory Loan	(1,604)	(1,604)	(2,027)	(2,027)
4.01.02.11	Suppliers	(145,075)	(145,075)	(154,178)	(154,178)
4.01.02.12	Advances from clients	260,418	260,418	12,406	12,406

1 - CODE	2 - DESCRIPTION	3 - 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 - 1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
4.01.02.13	Taxes and Social Contributions	(1,153,590)	(1,153,590)	(706,864)	(706,864)
4.01.02.14	Fuel Consumption Bill	93,069	93,069	16,973	16,973
4.01.02.15	Estimated Liabilities	709	709	0	0
4.01.03	Other	(28,328)	(28,328)	174,742	174,742
4.02	Net Cash from Financing Activities	821,993	821,993	1,523,590	1,523,590
4.02.01	Assignment of loans and financing	(286,174)	(286,174)	(698,650)	(698,650)
4.02.02	Receipt of assigned loans and financing	1,088,560	1,088,560	2,191,225	2,191,225
4.02.03	Fixed Assets Acquisition	(324)	(324)	(131)	(131)
4.02.04	Acquisition of shareholding investment	(3,910)	(3,910)	0	0
4.02.05	Receipt of corporate investor’s remuneration	4,384	4,384	59,993	59,993
4.02.06	Other	19,457	19,457	(28,847)	(28,847)
4.03	Net Cash from Financing Activities	(62,521)	(62,521)	(272,596)	(272,596)
4.03.01	Loans and financing obtained	71,307	71,307	53,824	53,824
4.03.02	Loans and financing settlement	(17,351)	(17,351)	(43,083)	(43,083)
4.03.03	Payment of charges from loans and financing	(32,178)	(32,178)	(14,129)	(14,129)
4.03.04	Payment of shareholders’ remuneration	(3,449)	(3,449)	(2,806)	(2,806)
4.03.05	Payment of charges from Reversal Global Reserve	(174,023)	(174,023)	(352,541)	(352,541)
4.03.06	Compulsory Loan and Reversal Global Reserve	93,173	93,173	79,190	79,190
4.03.07	Other	0	0	6,949	6,949
4.04	Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Increase (Decrease) in Cash and Cash Equivalents	586,536	586,536	519,606	519,606
4.05.01	Opening Balance of Cash and Cash Equivalents	9,370,041	9,370,041	5,585,519	5,585,519
4.05.02	Closing Balance of Cash and Cash Equivalents	9,956,577	9,956,577	6,105,125	6,105,125

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 3/31/2009 (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED LOSSES	8 – ASSETS VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDER’S EQUITY
5.01	Opening Balance	26,156,567	30,335,695	196,906	28,900,908	0	28,285	85,618,361
5.02	Previous Years Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	26,156,567	30,335,695	196,906	28,900,908	0	28,285	85,618,361
5.04	Net Income/Loss for the Period	0	0	0	0	101,328	0	101,328
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	(3,160)	(3,160)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(3,160)	(3,160)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	124,661	(3,300)	271,482	1,762	0	394,605
5.13	Closing Balance	26,156,567	30,460,356	193,606	29,172,390	103,090	25,125	86,111,134

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 3/31/2009 (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED LOSSES	8 – ASSETS VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDER’S EQUITY
5.01	Opening Balance	26,156,567	30,335,695	196,906	28,900,908	0	28,285	85,618,361
5.02	Previous Years Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	26,156,567	30,335,695	196,906	28,900,908	0	28,285	85,618,361
5.04	Net Income/Loss for the Period	0	0	0	0	101,328	0	101,328
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	(3,160)	(3,160)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(3,160)	(3,160)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	124,661	(3,300)	271,482	1,762	0	394,605
5.13	Closing Balance	26,156,567	30,460,356	193,606	29,172,390	103,090	25,125	86,111,134

08.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2009	4 - 12/31/2008
1	Total Assets	137,281,991	138,053,932
1.01	Current Assets	25,626,172	25,597,657
1.01.01	Funds Available	14,016,977	13,566,386
1.01.01.01	Cash and Cash Equivalents	13,037,127	12,832,000
1.01.01.02	Restricted Cash	979,850	734,386
1.01.02	Credits	4,732,218	4,341,459
1.01.02.01	Clients	4,732,218	4,341,459
1.01.02.01.01	Consumers and Dealers	4,732,218	4,341,459
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventories	766,620	759,963
1.01.04	Other	6,110,357	6,929,849
1.01.04.01	Loans and Financing	1,428,939	1,493,271
1.01.04.02	Investments Remunerations	225,650	261,093
1.01.04.03	Fuel Consumption Bill	491,789	554,748
1.01.04.04	Sundry Debtors	551,389	377,879
1.01.04.05	Renegotiated Credits	499,171	619,871
1.01.04.06	Deferred tax assets	1,405,054	2,081,850
1.01.04.07	Reimbursement Right	456,265	516,766
1.01.04.08	Expenses paid in advance	66,722	76,874
1.01.04.09	Sundry	985,378	947,497
1.02	Non-current Assets	111,655,819	112,456,275
1.02.01	Long-term Assets	24,645,255	25,920,925
1.02.01.01	Sundry Credits	0	0
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	24,645,255	25,920,925
1.02.01.03.01	Loans and Financing	13,100,107	13,467,643
1.02.01.03.02	Renegotiated Credits	1,814,414	2,070,302
1.02.01.03.04	Deferred tax assets	2,837,570	2,786,948
1.02.01.03.05	Securities	621,025	617,889
1.02.01.03.06	Escrows and restricted deposits	245,838	165,138
1.02.01.03.07	Nuclear fuel inventories	712,101	725,142
1.02.01.03.08	Advances to shareholding	4,000	4,027
1.02.01.03.09	Fuel Consumption Bill	912,576	572,279
1.02.01.03.10	Reimbursement Right	3,223,538	4,312,809
1.02.01.03.11	Sundry	1,174,086	1,198,748
1.02.02	Permanent Assets	87,010,564	86,535,350
1.02.02.01	Investments	6,115,403	5,896,865
1.02.02.01.01	In Direct and Indirect Associated Companies	3,397,886	3,299,361

1 - CODE	2 - DESCRIPTION	3 - 3/31/2009	4 - 12/31/2008
1.02.02.01.02	In Subsidiaries	0	0
1.02.02.01.03	Other Investments	2,717,517	2,597,504
1.02.02.02	Fixed Assets	80,511,252	80,262,674
1.02.02.03	Intangible Assets	383,909	375,811
1.02.02.04	Deferred Charges	0	0

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2009	4 - 12/31/2008
2	Total Liabilities	137,281,991	138,053,932
2.01	Current Liabilities	12,883,561	14,287,016
2.01.01	Loans and Financing	1,228,320	1,714,611
2.01.02	Debentures	0	0
2.01.03	Suppliers	2,324,233	2,594,567
2.01.04	Taxes, Fees and Contributions	1,003,252	2,075,726
2.01.05	Dividends Payable	2,007,451	1,948,109
2.01.06	Provisions	1,252,295	1,481,709
2.01.06.01	Provision for contingencies	1,252,295	1,481,709
2.01.07	Debts with Related Parties	74,409	72,236
2.01.07.01	National Treasury Credits	74,409	72,236
2.01.08	Other	4,993,601	4,400,058
2.01.08.01	Compulsory Loan	83,601	85,205
2.01.08.02	Estimated Liabilities	611,503	550,573
2.01.08.03	Fuel Consumption Bill	760,695	670,482
2.01.08.04	Supplementary Pension Plan	530,704	502,699
2.01.08.05	Advances to Clients	313,577	53,159
2.01.08.06	Research and development	0	0
2.01.08.07	Regulatory Fees	748,177	708,285
2.01.08.08	Reimbursement Liabilities	1,194,669	923,344
2.01.08.09	Sundry	750,675	906,311
2.02	Non-current Liabilities	38,057,968	37,915,887
2.02.01	Long-term Liabilities	38,057,968	37,915,887
2.02.01.01	Loans and Financing	26,156,539	25,621,198
2.02.01.01.01	Loans and Financing	18,795,076	18,297,562
2.02.01.01.02	Reversal Global Reserve	7,228,322	7,193,770
2.02.01.01.03	Compulsory Loan	133,141	129,866
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	1,765,128	1,695,556
2.02.01.03.01	Provisions for contingencies	1,765,128	1,695,556
2.02.01.04	Debts with Related Parties	2,214,977	2,854,201
2.02.01.04.01	National Treasury Credits	2,214,977	2,854,201
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	7,921,324	7,744,932
2.02.01.06.01	Taxes and social contributions	2,576,594	2,713,664
2.02.01.06.02	Supplementary Pension Plan	1,345,887	1,567,002
2.02.01.06.03	Liabilities for sale of assets	269,162	266,168
2.02.01.06.04	Advances to Clients	1,009,446	1,018,488
2.02.01.06.05	Fuel Consumption Bill	1,737,430	1,432,982
2.02.01.06.06	Suppliers	0	0
2.02.01.06.07	Sundry	982,805	746,628

1 - CODE	2 - DESCRIPTION	3 - 3/31/2009	4 - 12/31/2008
2.03	Deferred Income	0	0
2.04	Minority Interest	229,328	232,668
2.05	Shareholders’ Equity	86,111,134	85,618,361
2.05.01	Paid-in Capital Stock	26,156,567	26,156,567
2.05.02	Capital Reserves	26,048,342	26,048,342
2.05.03	Revaluation Reserves	193,606	196,906
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Direct and Indirect Associated Companies	193,606	196,906
2.05.04	Profit Reserves	29,172,390	28,900,908
2.05.04.01	Legal	2,037,862	2,037,862
2.05.04.02	Statutory	17,038,712	17,038,712
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profit	0	0
2.05.04.05	Profit Retention	487,476	487,476
2.05.04.06	Special Reserve for Undistributed Dividends	9,608,340	9,336,858
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Assets Valuation Adjustments	25,125	28,285
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Accumulated Translation Adjustments	25,125	28,285
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings/Accumulated Losses	103,090	0
2.05.07	Advance for Future Capital Increase	4,412,014	4,287,353

09.01 – CONSOLIDATED INCOME STATEMENT (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 - 1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
3.01	Gross Revenue from Sales and/or Services	6,375,376	6,375,376	7,400,340	7,400,340
3.01.01	Operations with electricity	6,375,376	6,375,376	7,400,340	7,400,340
3.02	Gross Revenue Deductions	(554,527)	(554,527)	(544,852)	(544,852)
3.02.01	Sector Charges	(300,406)	(300,406)	(309,983)	(309,983)
3.02.02	ICMS (Value-added tax)	(254,121)	(254,121)	(234,869)	(234,869)
3.03	Net Revenue from Sales and/or Services	5,820,849	5,820,849	6,855,488	6,855,488
3.04	Cost of Goods and/or Services Sold	0	0	0	0
3.05	Gross Income	5,820,849	5,820,849	6,855,488	6,855,488
3.06	Operating Income/Expenses	(5,585,989)	(5,585,989)	(5,215,601)	(5,215,601)
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	(5,265,403)	(5,265,403)	(5,116,912)	(5,116,912)
3.06.02.01	Personnel, Material and Service	(1,277,836)	(1,277,836)	(1,090,431)	(1,090,431)
3.06.02.02	Depreciation and Amortization	(595,042)	(595,042)	(574,503)	(574,503)
3.06.02.03	Energy purchased for resale	(1,403,222)	(1,403,222)	(1,910,423)	(1,910,423)
3.06.02.04	Operating provisions	(372,938)	(372,938)	(53,020)	(53,020)
3.06.02.05	PASEP/COFINS (Public Service Employee Savings Program/Social Security Financing Contribution)	(390,772)	(390,772)	(346,700)	(346,700)
3.06.02.06	Fuel for Electricity Production	(204,008)	(204,008)	(453,557)	(453,557)
3.06.02.07	Usage of electricity grid	(297,244)	(297,244)	(252,523)	(252,523)
3.06.02.08	Itaipu income to offset	(391,445)	(391,445)	(181,395)	(181,395)
3.06.02.09	Reimbursement Compensation	(332,896)	(332,896)	(254,360)	(254,360)
3.06.03	Financial	(359,049)	(359,049)	(232,681)	(232,681)
3.06.03.01	Financial Revenues	777,989	777,989	713,256	713,256
3.06.03.02	Financial Expenses	(1,137,038)	(1,137,038)	(945,937)	(945,937)
3.06.04	Other Operating Revenues	132,661	132,661	51,732	51,732
3.06.05	Other Operating Expenses	(228,477)	(228,477)	(250,277)	(250,277)
3.06.05.01	Donations and contributions	(62,178)	(62,178)	(52,466)	(52,466)
3.06.05.02	Other	(166,299)	(166,299)	(197,811)	(197,811)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 - 1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
3.06.06	Equity in the Earnings of Subsidiary and Associated Companies	134,279	134,279	332,537	332,537
3.07	Operating Income	234,860	234,860	1,639,887	1,639,887
3.08	Non-operating Income	0	0	(277,135)	(277,135)
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	(277,135)	(277,135)
3.09	Income before Taxes/Shareholding	234,860	234,860	1,362,752	1,362,752
3.10	Provision for Income Tax and Social Contribution	(106,423)	(106,423)	(531,680)	(531,680)
3.10.01	Provision for Income Tax	(62,490)	(62,490)	(390,711)	(390,711)
3.10.02	Provision for Social Contribution	(43,933)	(43,933)	(140,969)	(140,969)
3.11	Deferred Income Tax	0	0	0	0
3.12	Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Equity	0	0	0	0
3.14	Minority Interest	(27,109)	(27,109)	10,453	10,453
3.15	Income/Loss for the Period	101,328	101,328	841,525	841,525
	NUMBER OF SHARES EX-TREASURY (in thousands)	1,132,357	1,132,357	1,129,499	1,129,499
	EARNINGS PER SHARE (Reais)	0.08948	0.08948	0.74504	0.74504
	LOSS PER SHARE (Reais)

10.01 - CONSOLIDATED STATEMENT OF CASH FLOW – INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 - 1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
4.01	Net Cash from Operating Activities	1,816,473	1,816,473	629,493	629,493
4.01.01	Cash generated in Operations	2,437,409	2,437,409	985,094	985,094
4.01.01.01	Net Income for the Year	101,328	101,328	841,525	841,525
4.01.01.02	Depreciation and amortization	595,042	595,042	574,503	574,503
4.01.01.03	Net Monetary and Exchange Variation	361,501	361,501	(25,153)	(25,153)
4.01.01.04	Charges from loans and financing	(38,115)	(38,115)	(99,604)	(99,604)
4.01.01.05	Investments Adjustments	(83,554)	(83,554)	(275,697)	(275,697)
4.01.01.06	Provision for unsecured liabilities	1,333	1,333	(628,835)	(628,835)
4.01.01.07	Provision for deferred taxes	(110,386)	(110,386)	0	0
4.01.01.08	Other provisions	157,079	157,079	147,817	147,817
4.01.01.09	Charges from Reversal Global Reserve	75,581	75,581	0	0
4.01.01.10	Adjustment to Present Value	0	0	(260,556)	(260,556)
4.01.01.11	Regulatory Asset	452,947	452,947	(87,266)	(87,266)
4.01.01.12	Minority interest in income	27,109	27,109	(2,350)	(2,350)
4.01.01.13	Financial charges accrued on Shareholder’s Equity	398,167	398,167	315,563	315,563
4.01.01.14	Itaipu income for offsetting	391,445	391,445	181,395	181,395
4.01.01.15	Assets writes-off and disposals	9,644	9,644	275,997	275,997
4.01.01.16	Other	98,288	98,288	27,755	27,755
4.01.02	Variation in Assets and Liabilities	(540,517)	(540,517)	(27,132)	(27,132)
4.01.02.01	Consumers and dealers	(390,759)	(390,759)	36,934	36,934
4.01.02.02	Fuel Consumption Bill	62,959	62,959	(259,380)	(259,380)
4.01.02.03	Investment Remuneration	35,443	35,443	(8,404)	(8,404)
4.01.02.04	Renegotiated credits	120,700	120,700	(21,618)	(21,618)
4.01.02.05	Tax credits	676,796	676,796	734,246	734,246
4.01.02.06	Reimbursement rights	54,903	54,903	174,899	174,899
4.01.02.07	Sundry Debtors	(173,510)	(173,510)	(94,018)	(94,018)
4.01.02.08	Warehouse	(6,656)	(6,656)	(25,255)	(25,255)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 - 1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
4.01.02.09	Reimbursement Liabilities	271,325	271,325	468,545	468,545
4.01.02.10	Compulsory Loan	(1,604)	(1,604)	(2,027)	(2,027)
4.01.02.11	Suppliers	(270,334)	(270,334)	(397,285)	(397,285)
4.01.02.12	Advances from clients	260,418	260,418	9,478	9,478
4.01.02.13	Taxes and Social Contributions	(1,072,474)	(1,072,474)	(585,714)	(585,714)
4.01.02.14	Fuel Consumption Bill	90,213	90,213	15,969	15,969
4.01.02.15	Estimated Liabilities	60,930	60,930	19,886	19,886
4.01.02.16	Supplementary Pension Plan	28,005	28,005	(180,210)	(180,210)
4.01.02.17	Provision for contingencies	(229,414)	(229,414)	52,051	52,051
4.01.02.18	Regulatory fees	(97,350)	(97,350)	(85,671)	(85,671)
4.01.02.19	Research and Development	39,892	39,892	120,442	120,442
4.01.03	Other	(80,419)	(80,419)	(328,469)	(328,469)
4.02	Net Cash from Investment Activities	(980,722)	(980,722)	403,356	403,356
4.02.01	Assignment of loans and financing	(67,398)	(67,398)	(485,596)	(485,596)
4.02.02	Receipt of assigned loans and financing	455,678	455,678	1,750,144	1,750,144
4.02.03	Acquisition of Fixed Assets	(919,221)	(919,221)	(827,476)	(827,476)
4.02.04	Investment acquisition in shareholding	(435,439)	(435,439)	(67,319)	(67,319)
4.02.05	Receipt of corporate investor’s remuneration	4,384	4,384	59,993	59,993
4.02.06	Other	(18,726)	(18,726)	(26,390)	(26,390)
4.03	Net Cash from Financing Activities	(630,625)	(630,625)	(18,801)	(18,801)
4.03.01	Loans and financing obtained	213,407	213,407	659,553	659,553
4.03.02	Loans and financing settlement	(764,261)	(764,261)	(410,670)	(410,670)
4.03.03	Payment of charges from loans and financing	(32,178)	(32,178)	(14,129)	(14,129)
4.03.04	Payment of shareholders’ remuneration	(3,400)	(3,400)	(2,806)	(2,806)
4.03.05	Payment of charges from Reversal Global Reserve	(174,023)	(174,023)	(352,541)	(352,541)
4.03.06	Compulsory Loan and Reversal Global Reserve	93,173	93,173	79,190	79,190
4.03.07	Other	36,657	36,657	22,602	22,602

1 - CODE	2 - DESCRIPTION	3 - 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 - 1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
4.04	Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Increase (Decrease) in Cash and Cash Equivalents	205,126	205,126	1,014,048	1,014,048
4.05.01	Opening Balance of Cash and Cash Equivalents	12,832,001	12,832,001	8,387,789	8,387,789
4.05.02	Closing Balance of Cash and Cash Equivalents	13,037,127	13,037,127	9,401,837	9,401,837

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 3/31/2009 (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED LOSSES	8 – ASSETS VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDER’S EQUITY
5.01	Opening Balance	26,156,567	30,335,695	196,906	28,900,908	0	28,285	85,618,361
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	26,156,567	30,335,695	196,906	28,900,908	0	28,285	85,618,361
5.04	Net Income/Loss for the Period	0	0	0	0	101,328	0	101,328
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	(3,160)	(3,160)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(3,160)	(3,160)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	124,661	(3,300)	271,482	1,762	0	394,605
5.13	Closing Balance	26,156,567	30,460,356	193,606	29,172,390	103,090	25,125	86,111,134

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 3/31/2009 (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED LOSSES	8 – ASSETS VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDER’S EQUITY
5.01	Opening Balance	26,156,567	30,335,695	196,906	28,900,908	0	28,285	85,618,361
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	26,156,567	30,335,695	196,906	28,900,908	0	28,285	85,618,361
5.04	Net Income/Loss for the Period	0	0	0	0	101,328	0	101,328
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Assets Valuation Adjustments	0	0	0	0	0	(3,160)	(3,160)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(3,160)	(3,160)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	124,661	(3,300)	271,482	1,762	0	394,605
5.13	Closing Balance	26,156,567	30,460,356	193,606	29,172,390	103,090	25,125	86,111,134

00243-7	CENTRAIS ELET BRASILEIRAS S.A.

00.001.180/0001-26

06.01 – NOTES TO THE FINANCIAL STATEMENT

NOTES TO THE FINANCIAL STATEMENTS
FOR THE QUARTER ENDED
MARCH 31, 2009
(PARENT COMPANY AND CONSOLIDATED)

NOTE 1 – PRESENTATION OF THE QUARTERLY INFORMATION

The Quarterly Information (parent company and consolidated) is the responsibility of the Company’s Management and has been reported in accordance with the accounting practices adopted in Brazil, the Brazilian Corporation Law - Law 6,404/1976 and further amendments, in addition to the rules and additional provisions enacted by the Brazilian Committee on Accounting Pronouncements - CPC, Federal Accounting Council - CFC, Brazilian Securities and Exchange Commission - CVM and the Brazilian Electricity Regulatory Agency - ANEEL.

The accounting practices adopted are the same outlined in the Financial Statements of December 31, 2008, especially those introduced by Law 11,638/2008:

I – Which were the items that impacted the preparation and presentation of the Financial Statements of the Company and its subsidiaries:

a) Statement of Changes in Financial Position - DOAR

The DOAR is replaced with the Statement of Cash Flows - DFC.

b) Statement of Value Added- DVA

This DVA must be reported, which aims at showing the value added by the Company, as well as the breaking down of the origin and the allocation of wealth generated. The Company already adopted the practice of reporting the DVA.

c) Intangible Assets

A new group of accounts called Intangible Assets is created in the balance sheet, for the purposes of recording the intangible rights destined to the Company’s maintenance and operations.

d) Deferred Charges

The group of accounts called Deferred Charges is removed. Therefore, the Company opted for allocating to other assets groups – Fixed and Intangible Assets, when these are qualifiable, or by writing-off the deferred expenses that could not be allocated to assets, on the transition date, by recording the value against retained earnings or accumulated losses, net of tax effects.

e) Accumulated Translation Adjustments of the Financial Statements

A subgroup of accounts called Accumulated Translation Adjustments is created under shareholders’ equity, aiming at recording the effects from exchange rate variations in investments and translation of the Financial Statements reported in functional currencies different from investor.

f) Revaluation Reserve

In compliance with the new accounting rules, the revaluation of assets is prohibited and accordingly the recognition of revaluation reserve. The Company records this type of reserve deriving from investments in associated companies valued by the equity accounting. Thus, the Company is observing the procedures adopted by associated companies CELPA and CEMAT, which in the past revalued fixed assets.

g) Non-operating income

The separation between operating and non-operating income was removed. The amounts then recorded in accounts that represent non-operating income now are classified and reported as accounts of Other Expenses and Revenues, under the Operational Group.

h) Financial Instruments

The classification of financial instruments in a certain category must be made upon their recording. When firstly applying the Law, it is possible to classify the financial instruments on the transition date. The Company applied the classification and measurement rules, provided for in the Accounting Pronouncement CPC 14 – Financial Instruments: Recognition, Measurement and Evidence.

i) Present Value Adjustment

In compliance with CVM Resolution 564 of December 17, 2008, which approves the Accounting Pronouncement CPC 12, the Company and its subsidiaries recognized the present value adjustment over balances of long-term assets and liabilities, where applicable. As per definitions of Accounting Pronouncement CPC 13 – First-Time Adoption of Law 11,638/2007 and Provisional Measure 449/2008, approved by CVM Resolution 565/2008, such adjustment was made on the transition date against the retained earnings/accumulated losses account.

j) Assets Impairment

In compliance with requirements issued by CVM Resolution 527 of November 1, 2007, which approves the Accounting Pronouncement CPC 01 – Assets Impairment, the Company and its subsidiaries carried out the tests necessary to verify the recoverability of its assets, taken jointly, i.e., as cash generating units.

k) Equity Accounting

As per change in the parameters that define which investments should be valued by the equity accounting, the Company and its subsidiaries now apply this type of valuation in permanent investments held in companies in which it owns 20% or more of interest in the voting capital or exercising material influence over the investee’s administration.

l) Capital Reserve- Donations and Subsidies for Investments

In compliance with Law 11,638/2007 and Provisional Measure 449/2008 and in accordance with the Accounting Pronouncement CPC 07 – Government Subsidy and Assistance, the Company now applies the criterion of recognizing the corresponding operating revenue amounts. As authorized by Accounting Pronouncement CPC 13 – First-Time Adoption of Law 11,638/2007 and Provisional Measure 449/2008, the balances of capital reserves – donations and subsidies for investments will be held in account until their full utilization.

m) Tax Effects of First-Time Adoption of Law 11,638/2007 and Provisional Measure 449/2008

The Company elected the Transitory Tax Regime (RTT), enacted by Provisional Measure 449/2008, by means of which the assessments of IRPJ (Corporate Income Tax), CSLL (Social Contribution on Net Income), PIS/PASEP (Social Contribution Tax on Gross Revenue for Social Integration Program) and COFINS (Social Contribution Tax on Gross Revenue for Social Security Financing) for the two-year period of 2008 – 2009 are still determined over the accounting methods and criteria set forth by Law 6,404 of December 15, 1976, effective until December 31, 2007. Therefore, the deferred income and social contribution taxes, calculated over adjustments deriving from the adoption of new practices resulting from Law 11,638/2007 and Provisional Measure 449/2008 were recorded in the Company’s financial statements, where applicable, in compliance with CVM Rule 371/2002.

II – Items that did not impact the preparation and the presentation of Financial Statements of the Company and its subsidiaries:

a) Leasing

It is mandatory to record under fixed assets the rights the entity owns over tangible assets aiming the maintenance of Company’s activities as a result of financial lease that transfer to the lessor the benefits, risks and control over assets. The management of the Company and its subsidiaries do not identify any operation classified into the Accounting Pronouncement CPC 06 – Leasing Operations.

b) Share-based compensation

The costs related to share-based compensation granted to the entity’s executives must be recorded and highlighted in the Financial Statements. The Management of the Company and its subsidiaries do not practice compensation classified into the Accounting Pronouncement CPC 10 – Share-based compensation.

c) Deferred Income

The group of accounts called Deferred Income is removed from the Balance Sheet.

d) Assets Valuation Adjustment

A new sub-group of Shareholders’ Equity, as per paragraph 3 of the Article 182 of the Brazilian Corporation Law 6,404/76, with wording given by Provisional Measure 449/08, where the corresponding entries of increases or decreases of assets and liabilities must be classified, as a result of their valuation at fair value.

III – Estimate of effects on net income for the year and shareholders’ equity as a result of the new accounting practices, as if they had been adopted in March 2008, as follows:

	PARENT COMPANY

	Net	Shareholders’
	Income(*)	Equity

Balance as per previous accounting practice – Law
6,404/1976	724,159	86,156,003

Adjustments of effects deriving from the first-time
adoption of Law 11,638/2007 and Provisional Measure
449/2008:
Parent Company:		(763,381)
	1,735

- Deferred expenses related to studies and projects		(294,460)
written-off	-
- IR/CSSL temporary differences	-	100,116
- Present value adjustment of investees		(569,037)
	1,735

Subsidiaries equity accounting:		225,739
	115,631

- Present value adjustment– decommissioning of		175,034
thermonuclear plants	106,513
- Deferred expenses written-off		(4,780)
	-
- IR/CSSL temporary differences		884
	580
- New companies assets by the equity accounting		54,601
method	8,538

Balance as per current accounting practice	841,525	85,618,361

(*) For the quarter ended March 31, 2008 exclusively includes the effects deriving from CVM 469.

NOTE 2 – CONSOLIDATION PROCEDURE

I) The Quarterly Information – ITRs (parent company and consolidated) reflects the balances of assets and liabilities on March 31, 2009 and December 31, 2008 and operations for the quarters ended March 31, 2009 and 2008 of the parent company and direct and indirect subsidiaries and jointly-owned subsidiaries. The quarterly information prepared with functional currency different from parent company is translated into the reporting currency in Brazil, for the purposes of equity accounting and consolidation of the financial statements and include the following companies, besides ELETROBRÁS:

	ELETROBRÁS INTEREST

	2009 and 2008

	Direct	Indirect

FURNAS	99.54%	-
CHESF	99.45%	-
ELETROSUL	99.71%	-
ELETRONORTE	98.68%	-
ELETRONUCLEAR	99.81%	-
ITAIPU BINACIONAL (*)	50.00%	-
CGTEE	99.94%	-
ELETROPAR	81.61%	-
CERON	99.96%	-
CEAL	75.16%	-
CEPISA	98.56%	-
ELETROACRE	93.29%	-
AMAZONAS ENERGIA (**)	100.00%	-
BOA VISTA ENERGIA (***)	-	100.00%
SC ENERGIA(****)	-	100.00%
RS ENERGIA(****)	-	100.00%
CONSÓRCIO CRUZEIRO DO SUL ENERGÉTICA(****)	-	49.00%
FIDC FURNAS I (*****)	-	100.00%
FIDC FURNAS II (*****)	-	100.00%

(*) - Jointly-owned subsidiary with ANDE (Paraguay).
(**) - Formerly MANAUS ENERGIA
(***) - Indirect interest by means of ELETRONORTE.
(****) - Indirect interest by means of ELETROSUL
(*****) - Indirect interest by means of FURNAS.

II) We present below the main consolidation practices adopted:

a) Removal of investor’s investment in investees and corresponding entry to its interest in respective shareholders’ equity;

b) Removal of intercompany balances receivable and payable;

c) Removal of intercompany revenues and expenses;

d) Interest of other minority shareholders is highlighted in non-current liabilities and in the income of consolidated investees; and

e) In view of non-existence of unrealized income in intercompany operations, the net income and shareholders’ equity of the parent company correspond to the consolidated result.

III) Consolidation procedures of jointly-owned subsidiary ITAIPU Binacional

a) The Financial Statements of ITAIPU Binacional are originally prepared in U.S. dollars (functional currency). The assets and liabilities were translated into reais at the exchange rate on March 31, 2009 - US$1,00 - R$2.3152, published by the Brazilian Central Bank (December 31, 2008 - US$1,00 - R$ 2.3370), and income accounts by the monthly average rate;

b) The income offset from ITAIPU Binacional is shown in the consolidated fixed assets;

c) The interest on equity paid by ITAIPU Binacional is recorded as parent company’s revenues and eliminated in the consolidated; and

d) All the income generated by ITAIPU Binacional in the consolidated is eliminated in the consolidation by item Income Offset from ITAIPU Binacional.

Just for analysis, below, are presented the summary of the Balance Sheet and the Statement of Income for the year, excluding the effects of proportional consolidation of ITAIPU Binacional. The information aims at presenting to shareholders and capital market analysts the influence of ITAIPU Binacional’s Financial Statements over the consolidated statements of ELETROBRÁS System, given its particularities, and these should not be taken into account, under no circumstance, as the Consolidated Financial Statements of ELETROBRÁS System.

R$ thousand
CONSOLIDATED BALANCE SHEET
(merely informative)

	3/31/2009

	EXCLUDING	INCLUDING
	ITAIPU	ITAIPU

Assets

Current
Consumers and resellers	4,670,439	4,732,218
Financing and loans	1,459,126	1,428,939
Other	19,127,168	19,465,015

	25,256,733	25,626,172

Non-current
Long-term assets
Financing and loans	22,007,495	13,100,107
Other	11,353,672	11,541,148

	33,361,167	24,641,255

Investments	6,231,163	6,115,403
Fixed, Intangible Assets and Deferred Charges	59,415,696	80,895,161

	65,646,859	87,010,564

Total Assets	124,264,759	137,281,991

Liabilities and Shareholders’ Equity
Current
Financing and loans	755,954	1,228,320
Suppliers	3,033,774	2,324,233
Other	8,647,690	9,331,008

	12,437,418	12,883,561

Non-current
Financing and loans	6,926,418	18,795,076
Other	18,560,463	19,262,892

	25,486,881	38,057,968

ANDE Contribution	229,326	229,326
Shareholders’ Equity	86,111,134	86,111,134

	86,340,460	86,340,460

Total Liabilities and Shareholders’ Equity	124,264,759	137,281,991

R$ thousand
STATEMENT OF INCOME FOR THE YEAR
(merely informative)

	3/31/2009

	EXCLUDING ITAIPU	INCLUDING ITAIPU

Operating Revenues
Electricity operations	6,366,751	6,375,376
Deductions	(554,527)	(554,527)
Other	189,385	266,940

	6,001,609	6,087,789

Operating expenses
Energy purchased for resale	(2,331,630)	(1,403,222)
Depreciation and amortization	(595,042)	(595,042)
Income offset from ITAIPU	-	(391,445)
Other	(2,783,884)	(3,067,677)

	(5,710,556)	(5,457,386)

Operating Result before
Financial Result	291,053	630,403

Financial Result	(92,159)	(359,049)

Equity interest results	133,189	134,279

Other Revenues and Expenses	(40,498)	(36,494)

Earnings before CSLL and IRPJ CSLL and IRPJ	291,585	234,860

	(163,148)	(106,423)
Income before interest	128,437	128,437

Profit sharing	-	-
Minority interest	(27,109)	(27,109)

Reversal of interest on equity	-	-

Net Income for the Year	101,328	101,328

Earnings per share	R$0.09	R$0.09

NOTE 3 – CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

		R$ thousand

	PARENT COMPANY		CONSOLIDATED
	3/31/2009	12/31/2008	3/31/2009	12/31/2008

I – Cash and cash equivalents
Cash and banks	3,514	8,548	121,493	169,244
Financial investments	9,953,063	9,361,493	12,915,634	12,662,756

	9,956,577	9,370,041	13,037,127	12,832,000
II – Restricted cash
CCC (fuel consumption bill)	283,246	156,354	283,246	156,354
Energy trading from ITAIPU	70,653	151,135	70,653	151,135
PROINFA	625,951	426,897	625,951	426,897

	979,850	734,386	979,850	734,386

Total	10,936,427	10,104,427	14,016,977	13,566,386

The cash and cash equivalents are held with Banco do Brasil S.A., according to specific laws for mixed corporations under the federal government control, enacted by Decree-Law 1,290 of December 3, 1973, and amendments from Resolution 2,917 of December 19, 2001 of the Brazilian Central Bank, which set forth new mechanisms for companies under indirect federal administration.

The financial short-term investments are extramarket funds that aim profitability based on SELIC average rate.

NOTE 4 - SECURITIES

ELETROBRÁS and its subsidiaries classify the held-to-maturity securities based on the management strategies of these assets.

The held-to-maturity securities are recorded by acquisition cost, accrued of interest rates and monetary adjustment, with impacts on income.

In addition, CFT-E1 securities and investment certificates deriving from FINOR (Northeast Investment Fund) and FINAM (Amazon Investment Fund) tax incentives reported in “other” item are adjusted by provisions for losses and their realization, therefore, are net:

		R$ thousand

	PARENT COMPANY		CONSOLIDATED

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

NON-CURRENT
CFT-E1	205,863	208,761	205,863	208,761
NTN-P	138,636	136,160	142,176	140,675
Partnership income	167,735	165,442	167,735	165,442
Profit-sharing bonds	92,641	90,697	92,641	90,697
Other	11,590	12,314	12,610	12,314

	616,465	613,374	621,025	617,889

a) PARTNERSHIP INCOME – This refers to income deriving from partnership investments (see Note 16), corresponding to an average remuneration corresponding to IGP-M variation accrued of annual interest rates between 12% and 13% over capital contributed, as shown below:

	R$ thousand

	PARENT COMPANY AND CONSOLIDATED

	3/31/2009	12/31/2008

EATE	48,969	49,353
TANGARÁ	66,255	64,620
ELEJOR	16,719	16,226
Other	35,782	35,243

	167,735	165,442

b) PROFIT-SHARING BONDS – Bonds acquired as a result of recovery of ELETROBRÁS’ investment in INVESTCO S.A.. These assets assure annual income corresponding to 10% of companies’ profit (mentioned below), paid together with dividends and will be redeemed on maturity expected for October 2032, by converting them into preferred shares of these companies, as follows:

	R$ thousand

	PARENT COMPANY AND CONSOLIDATED

	3/31/2009	12/31/2008

PAULISTA LAJEADO	49,975	49,975
LAJEADO ENERGIA	266,798	266,798
EDP LAJEADO	184,577	184,577
CEB LAJEADO	151,225	151,225

Face value	652,575	652,575
Present value adjustment	(559,934)	(561,878)

Present value	92,641	90,697

According to Law 11,638/07, as outlined in the Note 3 (item I.i), these bonds now are valued at their fair value, in compliance with CVM Resolution 564/2008 which approved the accounting pronouncement CPC-12.

NOTE 5 – ELECTRICITY CONSUMERS AND RESELLERS

I – The amounts receivable from electricity consumers and resellers are shown by their probable value of realization and are detailed in the Exhibit I of these notes and include the Regulatory Asset outlined in the Note 10.

II – Electricity trading - ITAIPU Binacional

The Law 10,438 of April 26, 2002, attributed to ELETROBRÁS the responsibility for the acquisition of all electricity generated by ITAIPU to be consumed in Brazil, and now is the electricity trading company.

Therefore, in the first quarter of 2009, the amount corresponding to 20,912 GWh was sold, the energy supply tariff (purchase) practiced by ITAIPU was US$22.60/kW and the sale tariff was US$25.03/kW.

The results from the trading of ITAIPU’s electricity, in accordance with Decree 4,550 of December 27, 2002, observing the amendments introduced by Decree 6,265 of November 22, 2007, are earmarked as follows (see Note 10):

a) if positive, it shall be allocated, by means of prorating to the individual consumer, a bonus credit in the consumers’ electricity bills of the Brazilian Interconnected Electric System, including the residential and rural classes, with monthly consumption lower than 350 kWh.

b) if negative, it is incorporated by ANEEL in the calculation of sale tariff of power contracted in the year subsequent to the composition of income.

In the first quarter of 2009, the activity had a surplus of R$15,717 thousand, and resulting liability included in the item “Recovery Liabilities”.

III – Electricity trading - PROINFA

The electricity trading within the scope of PROINFA (Brazilian Renewable Energy Incentive Program) generated a positive net result in the 1Q09 of R$219,697 thousand (December 31, 2008 - R$35,643 thousand), not causing impact on the net income for the year of ELETROBRÁS and this amount was included under the item “Recovery Liabilities”.

IV – Operations at the Electricity Trading Chamber - CCEE

The amounts related to the operations practiced within the scope of CCEE are recorded based on information made available by the Board.

V – Allowance for doubtful accounts

The Company establishes and maintains allowances in compliance with ANEEL rules from the analysis of amounts included in the overdue accounts receivable and track record of losses, the amount of which is deemed by the Company’s Management as sufficient to cover eventual losses in the realization of these assets. The balance on March 31, 2009 is R$1,599,247 thousand (December 31, 2008 - R$ 1,546,967 thousand), as follows:

	R$ thousand

	CONSOLIDATED

	3/31/2009	12/31/2008

RTE – Extraordinary Tariff Adjustment (Free Energy –	67,302	66,998
Loss of Revenue and Portion A)

Consumers and Resellers
Companhia Energética do Amapá	602,364	566,283
Other	636,021	620,126

	1,238,385	1,186,409

CCEE (Electricity Trading Chamber) – Short-Term Energy	293,560	293,560

	1,599,247	1,546,967

For tax purposes, the surplus provision established in relation to the provisions of Law 9,430/96 has been added to the taxable income for the purposes of levying IRPJ and also the calculation basis of Social Contribution on Net Income - CSLL.

NOTE 6 – FINANCING AND LOANS GRANTED

Pursuant to CPC 14 – financial instruments, the financing and loans granted are classified as financial assets, with intention of being held to maturity. These financing and loans (see Exhibit II) and respective charges are appropriated until the balance sheet date and are restated according to the contractual monetary adjustment or foreign exchange indexes.

     The financing and loans granted are raised with ELETROBRÁS’s own funds, in addition to sector funds, foreign funds raised by means of international development agencies, financial institutions, as well as those deriving from the offering of securities on the international financial market.

     All the financing and loans are supported by formal agreements executed with borrowers. The amounts receivable are mostly expected in monthly installments, which can be amortized within a ten-(10) year average term and the interest average term weighted by the portfolio balance of 9.61% p.a..

     The financing and loans granted, with currency adjustment clause, accounted for nearly 49% of total portfolio. Those providing for adjustment based on indexes that represent domestic price level reach 24% of the portfolio balance.

I – Credits with AES-ELETROPAULO - Lawsuit

ELETROBRÁS Management proceeds with the execution proceeding against ELETROPAULO and supported by its legal counsels’ opinion, it deems the realization of credit as practically certain.

These credits reach on March 31, 2009 the amount of R$394,086 thousand, taking into account the original conditions of agreements with ELETROPAULO, recorded in the books, which if adjusted by the indexes practiced by the court amount to R$1,092,078 thousand. The Company’s management, on a careful and conservative manner, does not record the adjustment amount based on the criteria different from those contractually agreed upon, electing to wait for the execution proceeding.

II – Allowance for Doubtful Accounts

The Company recognizes allowances for doubtful accounts in the amount of R$134,948 thousand (December 31, 2008 - R$117,675 thousand) corresponding to the principal and the debt service of defaulting companies. This volume of provision is deemed as sufficient by the Company Management to cover eventual losses in these assets, based on the portfolio trend analysis.

NOTE 7 – RENEGOTIATED CREDITS

		R$ thousand

	PARENT COMPANY		CONSOLIDATED

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

CURRENT
CEB	8,450	8,450	8,450	40,807
CELG	68,276	63,617	91,879	88,076
AES-SUL	11,897	12,288	11,897	12,288
CEMAT	-	-	11,124	108,694
States debt rollover	-	-	132,465	141,130
Other	16	16	243,356	228,876

	88,639	84,371	499,171	619,871

NON-CURRENT
CEB	734	475	734	185,826
CELG	163,286	181,307	433,806	467,404
AES-SUL	15,664	17,852	15,664	17,852
States debt rollover	-	-	531,994	586,157
Other	12	12	832,216	813,063

	179,696	199,646	1,814,414	2,070,302

	268,335	284,017	2,313,586	2,690,173

The renegotiated credits are formalized by means of agreements of debt payment by installments accumulated by debtors, they foresee interest rates and monetary adjustments, with fixed terms for the amortization of the principal and charges and are deemed as recoverable by the Company Management.

NOTE 8 – RETURN OF INVESTMENTS

The amounts below refer to dividends and interest on equity receivable, net of withholding income tax, where applicable and deriving from permanent investments held by ELETROBRÁS.

		R$ thousand

	PARENT COMPANY		CONSOLIDATED

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

FURNAS	258,922	251,607	-	-
CHESF	557,634	541,878	-	-
ITAIPU Binacional	1,158	14,022	-	-
ELETROSUL	139,659	135,713	-	-
ELETRONUCLEAR	29,585	28,749	-	-
ELETROPAR	8,508	8,268	-	-
CEMAR	47,219	48,340	47,219	48,340
CTEEP	58,926	102,156	58,926	102,156
Other	84,620	82,233	119,505	110,597

	1,186,231	1,212,966	225,650	261,093

NOTE 9 – DEFERRED TAX ASSETS AND RECOVERABLE TAXES

		R$ thousand

	PARENT COMPANY		CONSOLIDATED

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

CURRENT ASSETS
Withholding income tax	226,411	749,454	276,459	818,592
Prepaid IRPJ and CSLL	271,965	462,733	420,546	574,991
Social contribution tax loss	-	-	16,333	28,880
carryforward
IRPJ/CSLL temporary	-	-	317,054	293,631
differences
Recoverable PASEP/COFINS	8,209	5,031	74,130	74,308
Recoverable ICMS (State VAT)	-	-	72,680	72,169
Other	134,282	201,135	227,852	219,279

	640,867	1,418,353	1,405,054	2,081,850

The tax credits above will be offset upon the submission of the Coporate Income Tax Return - DIPJ/2010 (related to the calendar year of 2009), including IRPJ and CSLL liabilities (see Note 24).

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

NON-CURRENT ASSETS
Recoverable ICMS	-	-	793,495	781,341
Temporary differences	583,187	583,187	702,988	756,249
Provision for contingencies	481,718	481,718	507,121	481,718
Allowance for doubtful accounts	54,907	48,874	57,721	40,874
Provision for impairment at market	132,559	132,312	132,559	132,312
value
Adjustment of Law 11,638/07 -	102,077	102,077	-	-
RTT
PIS/COFINS	-	-	505,307	564,384
Other	-	-	138,379	30,070

	1,354,447	1,348,168	2,837,570	2,786,948

The deferred Tax Assets deriving from temporary differences in the calculation basis of IRPJ and CSLL, have their utilization in view of events that gave rise thereto.

Considering the profitability track record of the Company, as well as the expectation of generating taxable income over the next years, the recognition of these assets is based on the realization capacity of the deferred tax asset recorded, identified with future trend analysis, grounded on a technical study prepared based on in-house assumptions and macroeconomic, business and tax scenarios that may change in the future.

In view of the nature of tax credits, the expectation is they will be realized over the next five to eight years, upon the occurrence of corresponding triggering events.

The Directive Release 2,775/2008 - SFF/ANEEL of December 24, 2008, regulates among other issues inherent to the closing of the 2008 Financial Statements of electricity public utility concessionaires, the refund to the Fuel Consumption Bill – CCC of amounts corresponding to PIS/PASEP and COFINS credits over the fuel acquired for electricity generation under the non-cumulative system between 2004 and 2008.

The management of subsidiary Amazonas Energia until 2007 understood that the fuel acquired for electricity generation purposes subsidized by CCC was not entitled to credits when assessing PIS/PASEP and COFINS. In view of new facts, the subsidiary management, supported by its legal counsels’ opinion, recognized the credit over all the company’s fuel oil acquisitions during the period determined by ANEEL, assessing a tax credit of R$460,493 thousand and recognizing it in non-current assets, observing the assessment period of the past five years.

The utilization of recognized tax credits is subject to future operations that originated debts, fact of which, according to the subsidiary management’s opinion, will occur even in the assumption of replacement of fuel oil with VNG as input in the electricity generation.

Nevertheless, in order to avoid eventual risks of statute of limitations of these credits supported by Law 10,637/2002 and 10,833/2003, the subsidiary management guided by its legal counsels filed at court a motion to toll the statute of limitations with the federal government.

The corresponding CCC debts related to ICMS are recognized by their original values and at the ratio provided for by Law 8,631/1993. Those related to PIS/PASEP and COFINS were assessed observing the limits that exceed the percentage set forth in Law 8,631/1993, however, ANEEL understands via Technical Note 359/08 - SFF/ANEEL of August 11, 2008 that refund occurs by the total recoverable amount.

The subsidiary management supported by its legal counsels pleaded at court the suspension of effects of said regulatory authority’s resolution, especially ANEEL Resolutions 432/2007 and ANEEL 303/2008 and the Directive Release 2,775/2008 - SFF/ANEEL, which has its effects suspended.

Unconstitutionality of PIS/PASEP and COFINS: the Federal Supreme Court - STF declared the unconstitutionality of paragraph 1 of the Article 3 of Law 9,718/98, which increased the calculation basis of PIS/PASEP and COFINS and at that time gave a new concept of sales revenue that started to cover all revenues earned by legal entity, regardless of type of the activity performed and the accounting classification adopted. This provision was not supported by Constitution and was subsequently amended by Constitution.

Based on the Brazilian Tax Code - CTN, the companies of ELETROBRÁS system sought the recognition of their right to credit and the refund of overpaid amount as a result of the unconstitutional increase of calculation basis of these contributions. Until the conclusion of these financial statements, no final decision was rendered on this matter.

The companies of ELETROBRÁS System have eventual PIS/PASEP and COFINS tax credits that have been determined, therefore, not recognized in these Financial Statements, as said declaration of unconstitutionality only benefits the plaintiffs of extraordinary appeals judged.

NOTE 10 – REGULATORY ASSET

I – Electricity Sector General Agreement

The Brazilian electricity sector was subject to the Electricity Consumption Rationing Emergency Program, managed by the Electricity Crisis Management Chamber created by the federal government to administer demand adjustment programs, coordinate actions to increase energy supply and implement emergency measures during the electricity rationing period effective between June 1, 2001 and February 28, 2002.

The Law 10,438/2002 formalized the legal instruments to implement the Electricity Sector General Agreement deriving from the rationing program and authorized ANEEL to collect the Extraordinary Tariff Adjustment – RTE that aims at recovering the financial impacts to which the companies comprising the Brazilian Interconnected Electric System are subject.

In this scenario, the electricity generation companies recognized the free energy-related credits, loss of revenue and portion A realizable according to the Electricity General Agreement, via collection of RTE with final consumers and deadline established by ANEEL, which varies according to each distribution company.

Free energy losses unbilled by distribution companies in the 1Q09 were not recognized. On December 31, 2008 these losses amounted to R$268,612 thousand and were recorded under Losses in the realization of assets, from the Operating Expenses group, which is fully accrued until December 2008.

The net residual values recorded as regulatory assets deriving from the Electricity Sector General Agreement can be seen in the Consumers and Resellers account (see Exhibit I) as follows:

R$ thousand

CONSOLIDATED

RTE - Portion A, Free Energy and Generation Refund
Balance on December 31, 2008	97,877
(-) Losses	-
(-) Realized	(3,206)

Unrealized balance on March 31, 2009	94,671

Allowance for Doubtful Accounts
Balance on December 31, 2008	(66,998)
(+) Reversal	-
(-) Recording	(303)

Unrealized balance on March 31, 2009	(67,301)

27,370

II –Trading of Itaipu Binacional’s electricity

Supported by Law 11,480/2007, the adjustment factor was removed from the financial agreements executed with ITAIPU Binacional and from credit assignment agreement executed with the National Treasury as of 2007, and guaranteeing full maintenance of ELETROBRÁS receivables flow.

As a result, the Decree 6,265 of November 22, 2007 was enacted with a view to regulating the trading of ITAIPU Binacional’s electricity, defining the different factor to be applied in the sale tariff, creating a Regulatory Asset related to the difference factor annually verified, corresponding to the annual adjustment factor removed from financing to be annually included in the sale tariff as of 2008.

Therefore, as of 2008 the different factor deriving from the removal of annual adjustment factor will be included in the sale tariff of power generated by ITAIPU Binacional, whose amounts are annually defined by means of joint ministerial ordinance of Ministries of Treasury, Mines and Energy. The sale tariff effective in 2009 includes the amount corresponding to US$214.989 thousand, ratified by the ordinance MME/MF 398/2008.

The balance of Regulatory Asset deriving from the trading of ITAIPU Binacional’s electricity practiced between January and March 2009, represented by the item Right of Refund, under Non-Current Assets amounts to R$3,223,538 thousand corresponding to US$1,392,337 thousand.

The methodology to assess the Regulatory Asset was regulated by the joint ministerial ordinance MME/MF 313/2007 of December 11, 2007.

NOTE 11 – NUCLEAR FUEL INVENTORY

The nuclear fuel used in thermonuclear plants Angra I and Angra II is made of elements manufactured with metallic components and uranium tablets.

In its early stage, the uranium ore and services necessary to its manufacturing are acquired, accounted for in the non-current assets – long-term assets recorded under the item “Nuclear Fuel Inventory”. After concluding the manufacturing process, the portion related to the consumption estimated for the 12 subsequent months is classified into current assets, under “Storehouse”. On March 31, 2009, the amount corresponding to this portion is R$324,526 thousand (December 31, 2008 - R$323,064 thousand).

The monthly collection in operating expenses occurs proportionally, considering the monthly energy effectively generated in relation to the total energy estimated for each fuel element and periodically inventories and assessment of nuclear fuel elements are made which undergone electricity generation process and are stored at the used fuel warehouse.

Below, the breakdown on March 31, 2009 of the long-term nuclear fuel inventory to operate the thermonuclear plants Angra I and UTN Angra II:

	R$ thousand

	CONSOLIDATED

	3/31/2009	12/31/2008

NON-CURRENT
Nuclear Fuel Inventory
Uranium concentrate	129,046	104,442
Ready elements	90,796	146,736
Storehouse supplies	254,384	259,213
In progress – nuclear fuel	237,875	214,751

	712,101	725,142

NOTE 12 – ADVANCES FOR FUTURE CAPITAL INCREASE

ELETROBRÁS recorded under non-current assets the amounts corresponding to advances for future capital increase in the following investees:

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

Subsidiaries
FURNAS	31,154	31,154	-	-
CHESF	294,397	294,397	-	-
ELETROSUL	94,576	94,576	-	-
ELETROPAR	62,285	62,285	-	-
CEAL	133,320	158,300
ELETROACRE	83,407	85,542

	699,139	726,254	-	-

Other investments	4,001	4,027	4,001	4,027

	703,140	730,281	4,001	4,027

NOTE 13 - INVESTMENTS

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

Equity Accounting

a) Subsidiaries (Exhibit III)	40,076,791	39,935,810	-	-

b) Relevant Associated
Companies
CELPA		366,953		366,953
	379,847		379,847
CEEE-GT		127,368		127,368
	141,494		141,494
CEMAT		456,883		456,883
	462,539		462,539
EMAE		267,765		267,765
	323,444		323,444
CTEEP		1,447,818		1,447,818
	1,447,818		1,447,818
CEMAR		197,943		197,943
	218,113		218,113
REDE LAJEADO		219,806		219,806
	219,806		219,806

CEB LAJEADO		78,173		78,173
	65,660		65,660
EDP LAJEADO		103,771		103,771
	103,771		103,771
PAULISTA LAJEADO		23,380		23,380
	23,380		23,380
CEEE-D		9,499
	8,105		8,105	9,499
INAMBARI		-		-
	3,910		6,517
ENERPEIXE (b)	-	-
			432,489	420,960
STN (b)	-	-
			112,451	112,780
ARTEMIS (b)	-	-
			69,903	68,142
UIRAPURU (b)	-	-
			20,868	20,212
ETAU (b)	-	-
			13,228	12,487
TRANSLESTE	-	-	-
				13,420
TRANSIRAPÉ	-	-
			6,299	6,029
TRANSUDESTE	-	-		8,500
			8,855
CENTROESTE DE MINAS	-	-		6,514
			6,533
CHAPECOENSE	-	-		270,855
			236,628
INTESA	-	-		91,566
			92,311
AMAZONIA - AETE	-	-		25,200
			26,930
ENERGETICA	-	-		123,970
			123,970
SERRA DO FACÃO PART. S.	-	-		273,713
			326,019
RETIRO BAIXO	-	-		67,188
			67,188
BAGUARI	-	-		61,925
			67,122
BRASNORTE	-	-		39,600
			39,600
AMAPARI	-	-		41,423
			40,443
ENERGIA SUSTENTÁVEL	-	-		100,004

			236,004
OTHERS	-	-		6,473
			14,730

	3,397,886	3,299,359	5,342,064	5,070,320
Acquisition cost

GUASCOR	3,300	3,300	3,300	3,300
CDSA	11,801	11,801	11,801	11,801
CELESC	28,241	28,241	28,241	28,241
CESP	269,679	269,679	269,679	269,679
COELCE	15,328	15,328	15,328	15,328
SAELPA	11,272	11,272	11,272	11,272
AES TIETÊ	23,046	23,046	23,046	23,046
EATE	16,411	16,960	16,411	16,960
TANGARA	21,738	21,738	21,738	21,738
ELEJOR	9,829	9,829	9,829	9,829
Other investments	36,251	36,355	362,694	415,351

	446,896	447,549	773,339	826,545

	43,921,573	43,682,718	6,115,403	5,896,865

(a) Financial Statements audited by other independent public accountants.

(b) Report of independent public accountants related to the Financial Statements not available until the closing date of these Financial Statements.

(c) It does not have interest on voting capital, however, it shows relevant influence in the Company management.

(d) Indirect interest by means of the Company’s subsidiaries.

ELETROBRÁS is defendant in several lawsuits filed at court as per various stages of judgment (see Note 30), in which assets representing 6.38% of total investments portfolio were offered as guarantee in appeals to these lawsuits, as follows:

	R$ thousand		R$ thousand

	Amount of	Blockage	Blocked
Investments	investment	percentage	investment

CTEEP	1,447,818	88.88%	1,286,821
EMAE	323,444	100.00%	323,444
CESP	269,679	95.82%	258,406
AES TIETE	23,046	89.19%	20,555
COELCE	15,328	100.00%	15,328
DUKE	3,344	62.48%	2,089
CEMAT	462,539	86.64%	400,744
CEB	3,528	50.00%	1,764
CELPA	379,847	96.99%	368,414
CELPE	4,689	70.32%	3,297
CELESC	28,241	15.24%	4,304
CEEE-GT	141,494	87.39%	123,562

	3,102,997		2,808,817

Other Investments	40,994,783	-	-

	44,047,780	6.38%	2,808,817

Over the past years, ELETROBRÁS invested in project partnerships with private enterprise, where the Company is minority preferred shareholder. These projects target the generation and transmission of electricity, whose values are classified into Assets - Investments.

In this regard, in view of the need of expanding investments in the electricity sector, aligned with the federal government’s plans of attracting new capital as provided for by Law 10,438/2002, ELETROBRÁS’ subsidiaries also participate as minority common shareholders in electricity services concession companies, classified into Assets – Investments, valued by Acquisition Cost or Equity Accounting, where applicable.

ELETROPAR holds minority interest in the capital stock of Eletronet S.A. - ELETRONET (49%) and representative of the interests of electricity GRANTOR COMPANIES controlled by ELETROBRÁS with ELETRONET, ELETROPAR transfers business earnings to said GRANTOR COMPANIES and they are only entitled to management fee and the refund of their expenses on account of such business.

ELETROPAR, as of September 20, 2002, took over the management of ELETRONET, due to default of the minority shareholder - AES Bandeirante Empreendimentos Ltda. to provide the monetary adjustment of the 4th portion of the capital stock.

The Board of Directors of ELETRONET resolved in 2003 to acknowledge the company’s bankruptcy, since all the possibilities of a going concern have exhausted, and no substantial viewpoint pointed to a definitive solution.

At the Extraordinary General Meeting of ELETRONET held in April 2003, the shareholders approved the acknowledgement of the company’s bankruptcy with motion in limine for going concern and the Management was authorized to take the appropriate legal measures.

In May 2003, ELETRONET, requested to the Judiciary Branch of the State of Rio de Janeiro the declaration of its bankruptcy with motion in limine for going concern, and the 5th Corporate Court declared its bankruptcy as requested. Thus, ELETRONET continued operating under the administration of the Judiciary Branch.

In June 2006, ELETROPAR and the bankrupt estate ELETRONET S.A. received extrajudicial notifications from GRANTOR COMPANIES (CHESF, ELETRONORTE, ELETROSUL AND FURNAS), unilaterally terminating the Agreement ECE-1166/99, executed with ELETROPAR on June 29, 1999 and respective Addenda, which set forth the conditions to the latter transferring to ELETRONET S.A. the right to access and use cables and infrastructure, as well as to be refunded by 50% of costs incurred in managing this structure.

However, we point out that this termination does not compromise the credits receivable corresponding to the reimbursements due and charged until December 31, 2006. By means of this act, the GRANTOR COMPANIES, based on contractual provisions request among others: i) to be vested in the possession of assets composing the infrastructure implemented to provide telecommunication services; ii) to exercise the right of reclaiming the optical cables; and iii) to maintain the basic services of the domestic electricity transmission integrated system, as well as the non-interruption of services provided by ELETRONET’s employees.

On the same date, the GRANTORS filed a petition at the 5th Corporate Court of the District Court of Rio de Janeiro requesting decision as an injunction, which was definitively granted on January 14, 2008, only pending for its effectiveness the release of R$380,000 thousand in the checking account of the bankrupt estate of ELETRONET S/A, amount of which was determined by expert. In view of this decision, the GRANTORS, LT BANDEIRANTES EMPREENDIMENTOS LTDA. (successor of AES Bandeirantes Empreendimentos Ltda. and partner of ELETROPAR in ELETRONET S/A) and the bankrupt estate of ELETRONET S/A filed an interlocutory appeal. The advance relief was neither granted in any of the cases nor the stay of proceedings.

It is worth mentioning the opinion of the 5th Bankrupt Estate Prosecutor Office, dated May 9, 2007, page 4,781 of the bankruptcy records declaring there is no sign of bankruptcy crime in the adjudication of bankruptcy, reason that, in addition to the lapse of punitive claim occurred on May 15, 2007, it was not necessary to start a legal investigation.

NOTE 14 – FIXED ASSETS

The value of fixed assets, whose breaking down is shown in the Exhibits IV and IV-A is adjusted by liabilities connected with the electricity public utility concession representing the amounts received from the federal, state and municipal governments and consumers, as well as donations not subject to any return to the donator’s benefit and their maturity connected with the end of respective concession, and comprise the following elements:

	CONSOLIDATED

	R$ thousand

	3/31/2009	12/31/2008

Federal government contribution	778,866	744,613
Amortization	82,416	82,416
Consumers contributions	72,905	62,672
Donations and subsidies – investments	310,627	291,079
Other	227,029	168,469

	1,471,844	1,349,249

a) Federal government contribution – this refers to the funds received from the federal government to be used in priority works of electricity generation and transmission.

b) Amortizations – these derive from reserves for amortization recorded until 1971, pursuant to Federal Decree 41,019/57, which were used until that year in the expansion of electricity public utility.

c) Consumers contributions – These refer to the funds received to make feasible the execution of projects necessary to meet the demands of electricity supply, not estimated in the services expansion planning.

d) Donations and subsidies – pure and simple donations, not subject to any return to the donator’s benefit and subsidies destined to investments in electricity public utility.

According to the Decree 41,019 of February 26, 1957, the assets and facilities used in the production, transmission and distribution of electricity are connected with these services and may not be removed, sold, assigned or given as mortgage guarantee without the previous and express authorization of the regulatory authority.

I) Assets recoverable value:

On December 31,2008, the management of the Company and its subsidiaries carried out a valuation on the long-term assets recovery and will make this valuation every year or whenever any circumstance so requires, mainly the fixed assets maintained and used in its operations, with a view to identifying eventual impairment of these assets or groups of assets resulting in their no full recovery, in compliance with the Accounting Pronouncement CPC 01 – assets impairment.

The Company defined as cash generating unit all its generation, transmission and distribution assets, and the analysis is not carried out by plant, transmission line or other groups of assets.

The Company Management, supported by the opinion of independent legal counsel, considered the reversal of residual net asset at the end of the electricity public utility concession, based on the book value. It also considered the depreciation, the asset’s useful life and not the concession term.

The fair value valuation utilizes estimated future cash flows, discounted at present value by the discount rate, before the taxation that reflects the market conditions, current cash and specific risks related to the asset or group of assets.

As a result, the Company maintains the amount of R$770,231 thousand as provision for assets impairment.

NOTE 15 – INTANGIBLE ASSETS

Specific expenses related to the establishment or acquisition of rights are recorded, inclusive over software, accrued of respective implementation costs, where applicable and amortized by the straight-line method.

		R$ thousand

	PARENT COMPANY		CONSOLIDATED

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

Operating	61,114	61,114	378,104	357,822
(-) Reintegration	(7,871)	(7,408)	(84,974)	(78,388)
In progress	-	-	90,779	96,377

	53,243	53,706	383,909	375,811

NOTE 16 - SUPPLIERS

This mainly includes the energy purchased from ITAIPU Binacional (see Note 8, item II) with the following breaking down:

		R$ thousand

	PARENT COMPANY		CONSOLIDATED

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

CURRENT
Goods, materials and	37,217	206,241	861 903	1,170,045
Use of electricity grid	-	-	3,038	3,038

Energy purchased for resale	1,458,683	1,445,709	1,381,912	1,376,508
CCEE (Electricity Trading
Chamber)– short-term energy	35,096	24,121	77,380	44,976

	1,530,996	1,676,071	2,324,233	2,594,567

NOTE 17 – ADVANCES FROM CUSTOMERS

		R$ thousand

	PARENT COMPANY		CONSOLIDATED

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

CURRENT
ALBRÁS	-	-	37,778	37,778
PROINFA	275,799	15,381	275,799	15,381

	275,799	15,381	313,577	53,159

NON-CURRENT
ALBRÁS	-	-	1,009,446	1,018,488

	275,799	15,381	1,323,023	1,071,647

I - ALBRÁS

The subsidiary ELETRONORTE won the electricity purchase auction conducted by ALBRÁS in 2004 for a 20-year supply, average 750 MW/month until December 2006 and average 800 MW/month between January 2007 and December 2024, setting a price compatible with the hydroelectric power plant (UHE) Tucuruí break-even tariff as parameter, accrued of a premium, calculated according to the aluminum price at London Metal Exchange (LME) - England.

Based on these conditions, ALBRÁS, aiming at reducing the basic price, made energy pre-purchase offering with advance payment, comprising energy credits which will be amortized during supply period in fixed monthly installments expressed in average MW, according to the tariff effective in the month of invoicing.

The operation took place as follows:

	R$ thousand

	PARENT COMPANY AND CONSOLIDATED

Advances Received	3/31/2009	12/31/2008

2004	300,000	300,000
2005	500,000	500,000
2006	250,000	250,000
2007	150,000	150,000

Total	1,200,000	1,200,000
Amortizations	(152,776)	(143,734)

Total liabilities	1,047,224	1,056,266

II - PROINFA

PROINFA enacted by Law 10,438/2002 and amendments aims at diversifying the Brazilian energy matrix and seeking regional solutions with the utilization of energy renewable sources, by means of economic utilization of available inputs and applicable technologies, deriving from higher participation of electricity generated based on new sources.

This Program ensures to ELETROBRÁS the purchase of electricity to be generated for a 20-year period as of 2006, which will be transferred to the distribution concessionaires, free consumers and self-producers, excluding low income consumers proportionally to consumption.

The transmission and distribution concessionaires pay to ELETROBRÁS the annual amount of cost corresponding to the contribution from captive customers, free consumers and self-producers connected with its facilities, in twelfths, in the month before the reference date of energy consumption.

In addition, in order to deal with the required payments to PROINFA’s generation projects, in the first year of operations of the Program, the distribution and transmission concessionaires, in addition to the quotas related to the current year, anticipated the payment of an annual quota twelfth, considering the contracting of all projects included by PROINFA.

NOTE 18 – FINANCING AND LOANS

The breaking down of loans and financing, including charges, whose funds are earmarked to the investment program of ELETROBRÁS System is shown in the Exhibit V (see Note 43).

I – Receivables Securitization Fund – FIDC:

The consolidated statements, in accordance with CVM Rule 408/2004, given the characteristics of funds, consider the receivables balance as integral part of assets, maintained under the origin item and the amount of FIDC assets reflected as long-term and short-term financing and loans, whose total balance on March 31, 2009 is R$187,849 thousand (December 31, 2008 - R$311,907 thousand), see Exhibit V.

NOTE 19 – COMPULSORY LOAN

The electricity consumption compulsory loan, enacted by Law 4,156/62 aiming at generating funds to the expansion of the Brazilian electricity sector was extinguished by Law 7,181 of December 20, 1983, which defined the date of December 31, 1993 as deadline for collection.

In the first phase of this Compulsory Loan extinguished with the enactment of Decree-Law 1,512/76, the tax collection included various classes of energy consumers and the taxpayers’ credits were represented by bearer bonds issued by ELETROBRÁS.

In a second phase, starting with provisions contained in said Decree-Law, the Compulsory Loan under consideration then was charged from industries with energy monthly consumption exceeding 2,000 kwh and taxpayers’ credits are no longer represented by securities, but only recorded by ELETROBRÁS.

The remaining Compulsory Loan balance, after the 4th conversion into shares, occurred on April 30, 2008, related to the 1988-2004 credits is recorded in current and non-current liabilities, maturing as of 2008 and accruing annual interest of 6%, plus monetary adjustment based on IPCA-E variation and corresponds on March 31, 2009 to R$216,747 thousand (December 31, 2008 - R$215,071 thousand), of which R$133,141 thousand in non-current (December 31, 2008 - R$129,866 thousand).

I – Bearer bonds issued by ELETROBRÁS

The bearer bonds issued as a result of the Compulsory Loan do not represent marketable securities, they are not traded at stock exchanges, they are not quoted and they are unenforceable. Therefore, ELETROBRÁS Management clarifies that the Company does not own outstanding debentures.

The issue of these bonds was a legal imposition and not a decision of ELETROBRÁS. Likewise, this was not bondholders’ will, but they had to comply with a legal duty by force of Law 4,156/62. The provisions of Law 6,404/76 and Law 6,385/76 do not apply to these bonds.

The Brazilian Securities and Exchange Commission’s Board decision rendered in the administrative proceeding CVM RJ 2005/7230, filed by holders of these bonds, affirms verbatim that “the bonds issued by ELETROBRÁS as a result of Law 4,156/62 may not be deemed as securities”.

CVM also understood that there is neither irregularity in the procedures adopted by ELETROBRÁS concerning its financial statements referring to said bonds, nor in the reporting of lawsuits (see Note 30) requesting the redemption of these bonds.

In addition, the unenforceability of these bearer bonds was reinforced by decisions of the Superior Court of Justice, which reiterated the understanding that these bonds became time-barred and they cannot be used as guarantee of tax foreclosures.

Therefore, Bearer Bonds issued in the first phase of this compulsory loan, as resolved by the Brazilian Securities Commission - CVM, cannot be mistaken with debentures. In addition, by force of provisions in the Article 4, paragraph 11 of Law 4,156/62 and the Article 1 of Decree 20,910/32, are unenforceable, a condition confirmed in the newsletter 344 of the Superior Court of Justice - STJ, mentioning that these bonds cannot be used as guarantee of tax foreclosures, since they are not liquid and they are not debentures.

Therefore, the liabilities related to the Compulsory Loan refer to the residual credits established between 1988 and 1994 from industrial consumers with consumption exceeding 2,000 kW/h, referring to the second phase of this Compulsory Loan, as well as interest not claimed related to these credits, as follows:

	R$ thousand

	PARENT COMPANY

	3/31/2009	12/31/2008

CURRENT
Interest rate payable	83,601	85,205

NON-CURRENT
Credits collected	133,141	129,866

	216,742	215,071

NOTE 20 – REVERSAL GLOBAL RESERVE (RGR)

This fund was created by the federal government to cover expenses related to indemnities of electricity public utility concession reversals. The funds while not used for the purposes to which they are destined are used in the granting of financing for the expansion of the Brazilian electricity sector, improved services and implementation of federal government programs.

The contribution to establish the RGR is the responsibility of the electricity public utility concessionaires, by means of a quota called reversal and the expropriation of electricity services of up to 2.5% of the investments of concessionaires and licensees, limited to 3% of annual revenues. The quota value is calculated as a service cost component of those entities (see Note 4, item I.k).

The concessionaires collected its RGR annual quotas, in twelfths, in restricted banking account managed by ELETROBRÁS, which transacts the account under the limits provided for by Law 5,655/71 and further amendments, not reflected in the Company’s financial statements, since it is an independent entity in relation to ELETROBRÁS.

Nevertheless, ELETROBRÁS raises funds with RGR to be used in specific investment projects, financed thereby, especially:

I – expansion of electricity distribution services;

II – incentive to alternative electricity sources;

III – inventory and feasibility studies for the development of potential water power;

IV – implementation of power generation units of up to 5,000 kW, exclusively destined to the public utility in communities assisted by an isolated electric system;

V – efficient public lighting;

VI – electricity maintenance by means of improved quality of products and services;

VII – universalization of access to electricity;

ELETROBRÁS remunerates RGR for the funds used with annual interest rate of 5%. On March 31, 2009, the balance of funds withdrawn used in several investments amounted to R$7,187,476 thousand (December 31, 2008 - R$7,193,770 thousand).

NOTE 21 – TAXES AND SOCIAL CONTRIBUTIONS

	PARENT COMPANY		CONSOLIDATED

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

Income Tax
Current liabilities	143,474	928,955	321,028	1,041,225
Non-current liabilities	617,483	694,031	1,103,678	1,187,824
Social contribution
Current liabilities	49,461	343,291	138,445	417,942
Non-current liabilities	222,293	249,851	398,579	428,870
PASEP and COFINS
Current liabilities	3,160	69,366	115,636	186,139
Non-current liabilities	-	-	41,757	38,639
ICMS
Current liabilities	-	-	91,123	93,940
Non-current liabilities	-	-	46,872	45,764
PAES
Current liabilities	-	-	129,748	129,140
Non-current liabilities	-	-	931,725	958,697
OTHER
Current liabilities	14,169	22,242	207,272	207,340
Non-current liabilities	-	-	53,983	53,870

TOTAL	1,050,040	2,307,736	3,579,846	4,789,390

Current liabilities	210,264	1,363,854	1,003,252	2,075,726

Non-current liabilities	839,776	943,882	2,576,594	2,713,664

IRPJ and CSLL liabilities related to the 1Q09 will be offset with current tax credits (see Note 12).

a) Tax Incentives - SUDENE

The Provisional Measure 2,199-14 of August 24, 2001, amended by Law 11,196 of November 21, 2005, authorizes the northeast region companies with projects in the infrastructure sector deemed by Executive Branch as priority for the regional development, to reduce the income tax overdue for the purposes of investments in installation, expansion, modernization or diversification projects.

In 2008, the subsidiary CHESF was entitled to reduce by 75% the income tax, calculated based on the trading profit. Such incentive was granted until 2017.

The tax incentives mentioned above amounted to R$56,724 thousand for the period ended March 31, 2009, recording it in the income for the year as reduction of income tax, in compliance with the Pronouncement CPC 07.

b) Reconciliation of income and social contribution taxes expenses

The reconciliation between IRPJ and CSLL shown in the 1Q09 and those assessed based on nominal rates is as follows:

		PARENT COMPANY

	3/31/2009		3/31/2008

	IRPJ	CSLL	IRPJ	CSLL

Earnings before IRPJ and CSLL	180,792	180,792	1,047,660	1,047,660

Total IRPJ and CSLL calculated at the	45,198	16,271	261,915	94,289
rates of 25% and 9%, respectively

Effects of increases and (exclusions):
Dividends revenue	(21)	(8)	(75)	(27)
Equity accounting	(92,206)	(33,194)	(144,154)	(51,895)
Interest on equity	-	-	-	-
Investments losses	-	-	-	-
Provision for market value reduction	9,732	3,503	34,883	12,558
Other increases (exclusions)	2,710	1,272	(1,780)	422

Total IRPJ and CSLL expenses	(34,587)	(12,156)	150,789	55,347

c) Special Installment Program - PAES

The subsidiaries FURNAS, ELETROSUL, ELETRONORTE AMAZONAS ENERGIA and CEAL opted for refinancing the tax liabilities. The financing term is limited to 180 months and the outstanding balance is adjusted by the long-term interest rate - TJLP.

The debt related to the Special Installment Program – PAES on March 31, 2009, is as follows:

CONSOLIDATED

R$ thousand

PAES balance on December 31, 2007	1,178,368

Monetary adjustment	44,549
Inclusion of debts	2,535
Payments	(137,615)

PAES balance on December 31, 2008	1,087,837

Monetary adjustment	9,953
Payments	(36,317)

PAES balance on March 31, 2009	1,061,473

NOTE 22 – REGULATORY FEES

	R$ thousand

	CONSOLIDATED

CURRENT	3/31/2009	12/31/2008

Reversal Global Reserve - RGR	118,785	99,039
CCC (fuel consumption bill)/CDE	22,450	33,112
(energy development account)
Financial offset – water resources	571,553	536,133
ANEEL inspection fee	5,872	11,965
PROINFA	29,517	27,427
Other	-	609

	748,177	708,285

NOTE 23 – SHAREHOLDERS REMUNERATION

The Company’s Bylaws set forth as mandatory minimum dividend 25% of the net income, adjusted in accordance with the Brazilian Corporation Law, observing the minimum remuneration for classes A and B preferred shares of 8% and 6%, respectively of the capital stock related to these types and classes of shares.

ELETROBRÁS recorded in 2008 interest on equity - JCP in the amount of R$1,715,254 thousand as full remuneration to shareholders, attributed to the dividends for the year, according to the statutory provisions, whose remuneration per share is broken down below:

Remuneration per share – expressed in Reais

12/31/2008

Common shares – 6.4283% of capital (2007 – 1.8714%)	1.48
Class A preferred shares- 9.4118% of capital (2007 – 9.4118%)	2.17
Class B preferred shares- 7.0711% of capital (2007 – 7.0588%)	1.63
(*) 2007 takes into account the share reverse split

According to the prevailing tax laws, a 15% withholding income tax is levied on the remuneration proposed to shareholders as interest on equity.

The remuneration to shareholders related to 2008 corresponds to 29.41% of the adjusted net income in accordance with Law 6,404/76 (2007 – 41.65%), and it will be adjusted based on SELIC rate, set forth by the Brazilian Central Bank, according to Decree 2,673 of July 16, 1998, which provides for the payment by state-owned companies of dividends or interest on equity.

The adjustment incurs as of January 1, 2009 until the date of effective initial payment of remuneration. The withholding income tax will be levied over the portion referring to the monetary adjustment by SELIC rate.

The balance of shareholders remuneration, stated under current liabilities, includes the amount of R$195,518 thousand (December 31, 2008 - R$198,968 thousand) related to remunerations not claimed for 2005, 2006 and 2007. The remuneration related to 2004 and previous years became time-barred, according to the Company’s Bylaws.

NOTE 24 – NATIONAL TREASURY CREDITS

		R$ thousand

	PARENT COMPANY AND CONSOLIDATED

	CURRENT		NON-CURRENT

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

Acquisition of CEEE-GT and CEEE-D
shares	63,484	62,231	342,711	362,601
Refund liability (see note 10)
	-	-	1,831,818	2,450,772
Other
	10,925	10,005	40,448	40,828

	74,409	72,236	2,214,977	2,854,201

NOTE 25 – POST-EMPLOYMENT BENEFIT

Pension plan and other employees benefits

1. PARENT COMPANY

1.1 – Pension plan program

The Company has a benefit program which supplements the Brazilian Social Security System, whose administration is incumbent upon Fundação ELETROBRÁS de Seguridade Social - ELETROS, a nonprofit private company, organized and sponsored by the Company among others, in accordance with the Brazilian laws.

The savings bonds actuarial system prevails with periodic evaluations carried out in accordance with the private pension plan laws and reported to the inspection and control authority of the Social Security and Welfare Ministry.

The Company adopts the procedures recommended by CVM Resolution 371/2000 and carrying out the independent actuarial valuation of liabilities deriving from post-employment benefits. The criteria and assumption adopted in this independent valuation observe the standards recommended by CVM and IBRACON and may differ com those adopted by the program management, which comply with specific laws, thus, preventing the simple comparison of results.

The contributions are debited to administrative expenses and amounted to R$3,856 thousand (December 31, 2008 - R$19,968 thousand) in the year ended March 31, 2009.

On March 31, 2009, the present value of Company’s liabilities related to the pension plan program was R$1,927,732 thousand, according to CVM Resolution 371/2000. The assets accumulated and invested in the financial market via ELETROS, on the same date amounted to R$2,045,822 thousand, thus, showing a surplus coverage of R$118,090 thousand.

The CVM Resolution 371 authorizes the Company to only recognize the portion of actuarial gains or losses exceeding 10% of total actuarial liabilities or total of Guarantee Assets (whichever is the highest). The surplus must be recognized by the average service period still remaining to be provided to the Company by beneficiaries until retirement, which on March 31, 2009 is 8.6 years.

After such authorization, the Company elected not to record the resulting net assets of R$357,348 thousand, as per application of Rule 49.g of CVM Resolution 371/2000.

1.2 – Other Benefits Programs

Group Life Insurance Program

The Company subsidies 82.08% of group life insurance policy premiums for active employees, but it extends the possibility of adhesion to retirees of any type, as long as they pay full premium. Post-employment liabilities are identified, since the premium is collective and equalized for both population masses, active employees and retirees. As the premium separately calculated for the population mass of inactive employees is significantly higher than the population mass of active employees, a transfer of paid premiums occurs between generations, then including the subsidy provided by the Company. On March 31, 2009, the liability was assessed at R$46,676 thousand.

II - CONSOLIDATED

The companies of ELETROBRÁS System are sponsors of other specific private pension entities which equally have the purpose of supplementing retirement and pension benefits to their employees, by means of benefits and contributions plans, as follows:

Sponsor	Sponsored

FURNAS	REAL GRANDEZA
CHESF	FACHESF
ELETROSUL	ELOS
ELETRONORTE, AMAZONAS ENERGIA	PREVINORTE
and BOA VISTA
ELETRONUCLEAR	NUCLEOS and REAL GRANDEZA
ITAIPU	FIBRA (Brazil) and CAJA (Paraguay)
CGTEE	ELETROCEEE
CEAL	FACEAL

Each subsidiary has its own program, determining technical structure and assumptions different from those adopted by Parent Company, as follows:

The contributions are debited to administrative expenses and amounted on March 31, 2009, to R$53,987 thousand (December 31, 2008- R$277,635 thousand).

Based on several benefit plans regulations and in compliance with the IBRACON’s pronouncement, approved by CVM Resolution 371/2000, the companies assess on an actuarial basis their liabilities related to employees supplementary benefits, whose coverage need is reflected in the Financial Statements, amounting to R$1,876,591 thousand, recording in the current liabilities the amount of R$530,704 thousand (December 31, 2008 - R$502,699 thousand) and in the non-current liabilities the amount of R$1,345,887 thousand (December 31, 2008 - R$1,567,002 thousand), under the item Supplementary Pension Plan.

The amounts agreed upon the parties are under phase of amortization and aim at covering past insufficiencies of assets deriving from actuarial assessments. The surplus recorded, combined with the realization of said financial instruments, minimize the future risk of eventual actuarial liability. According to the conditions established by CVM Resolution 371/2000, the Company did not recognize the positive results, in addition to the amounts not included in the assets fair value.

On March 31, 2009, the subsidiaries FURNAS and ELETRONUCLEAR recorded the amount of R$ 1,058,950 thousand (December 31, 2008 – R$1,137,904), under assets, observing the limit of the liability contracted. As these agreements are not included in the fair value of Fundação’s assets according to CVM Resolution 371/2000 and due to the fact that the sponsors are guarantors and committed to the establishment and realization of this asset, the right was recognized, subject to future actuarial valuations.

The subsidiaries Furnas and Eletronuclear have been negotiating to review the cost of defined benefit retirement plan (BD Plan) of its employees. As a way to anticipate the negotiations, the decision-making council of Fundação Real Grandeza approved to exceptionally suspend the payment of contractual installment related to the resolution of past indebtedness, maturing on February 20, 2009 and March 2, 2009.

The subsidiaries’ intended cost review of BD plan involves altering contributions, including the possibility of extending the sponsor contribution to the participants, changes in regulation and additional contractual guarantees.

The conclusion of negotiations between sponsors and sponsored must have effects on the next actuarial valuation and on the conditions of asset realization.

The subsidiary CHESF has an actuarial liability recorded according to CVM Resolution 371/2000 which is understated compared to the agreement for acknowledgement of indebtedness signed with Fundação Fachesf for R$428,000 thousand.

The agreement signed between the parties provides for an annual adjustment clause related to the debt amount compatible with the amounts determined through actuarial calculations, by means of amendments to agreements so that to reflect the compatibility of actuarial data.

The difference recorded between actuarial liability and the acknowledgment of indebtedness will be removed over time as plan matures, by means of contractual adjustments, specifying the variable amount to be annually adjusted by the effects of actuarial gains and losses verified within the scope of Fundação.

The actuarial valuation is intrinsically uncertain, therefore, is subject to alterations, upon the annual actuarial review.

NOTE 26 – UNSECURED LIABILITY IN SUBSIDIARIES

In accordance with CVM Rule 247/96, the recognition of investment losses valued by the equity accounting method, showing signs requiring investor’s financial support or the stoppage of business, should be restricted until the investment amount recorded in the parent company and should exist unsecured liabilities (negative net worth) absorbed and recognized by the investor and recorded in liability specific account by debiting expense for the year.

The subsidiaries CEPISA and CERON record negative net worth in the amounts of R$265,552 thousand and R$101,059 thousand, respectively, as well as signs requiring ELETROBRÁS’ financial support, if the investor intends to maintain its financial support to investee, for which the parent company maintains provisions for coverage of this unsecured liability in the amount of R$355,254 thousand (December 31, 2008 - R$353,921 thousand), see Note 16.

NOTE 27 – PROVISIONS FOR CONTINGENCIES

On the closing date of the Financial Statements, the Company recorded the following provisions for contingent liabilities, by nature:

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

CURRENT
Labor	-	-	502,774	507,195
Tax	-	-	176,611	181,853
Civil	-	-	774,119	778,660
Other	-	-	183,590	186,594
(-) Court deposits	-	-	(384,799)	(172,593)

	-	-	1,252,295	1,481,709

NON-CURRENT
Labor	88,574	88,574	465,081	461,831
Tax	-	-	60,156	60,147
Civil	1,328,244	1,328,244	1,909,334	1,899,297
(-) Court deposits	(384,585)	(407,304)	(669,443)	(725,719)

	1,032,233	1,009,514	1,765,128	1,695,556

	1,032,233	1,009,514	3,017,423	3,177,265

ELETROBRÁS and its subsidiaries are parties involved in several labor and civil lawsuit, which are under various stages of judgment. The Company Management, according to CVM Resolution 489/2005, adopts the procedure of classifying the lawsuits filed against the Company in view of loss risk, based on the opinion of its legal counsels, as follows:

•  Provisions are created for the lawsuits with probable unfavorable decision for the Company;
•  For the lawsuits with possible unfavorable decision for the Company, the corresponding information is reported in the notes to the financial statements, and
•  For the lawsuits with remote unfavorable decision for the Company, only the information that at the Management’s discretion is deemed relevant for the full understanding of the financial statements is disclosed in the notes.

Therefore, in order to deal with eventual losses, provisions for contingencies are created, stated above, net of court deposits and deemed by the Management of the Company and subsidiaries, and by their legal counsels, as sufficient to cover eventual losses in lawsuits of any nature and with the following breaking down:

	R$ thousand

	PARENT	CONSOLIDATED
	COMPANY

Balance on 12/31/2007	1,037,192	2,977,143
Provisions recorded	71,502	682,870
Provisions reversed	-	(311,265)
Payments	-	(42,240)
Monetary adjustment	-	24,592
Court deposits	(99,180)	(168,997)
Court deposits withdrawal	-	15,162

Balance on 12/31/2008	1,009,514	3,177,265

Provisions recorded		111,361
	-
Provisions reversed		(40,936)
	-
Payments		(78,618)
	-
Monetary adjustment		1,912
	-
Court deposits	22,719	(211,349)
Court deposits withdrawal		57,788
	-

Balance on 3/31/2009	1,032,233	3,017,423

1 – Lawsuits filed against the Company and subsidiaries which are recorded:

1.1 – Civil actions

1.1.1 – in the Parent Company

The provision for civil contingencies in the parent company, in the amount of R$1,328,244 thousand (December 31,2008 - R$1,328,244 thousand), corresponds to lawsuits pleading to apply monetary adjustment criteria different from those set forth by specific law to the book-entry credits of the Compulsory Loan established as of 1978.

These lawsuits cannot be mixed up with those lawsuits pleading the redemption of Bearer Bonds, currently unenforceable, issued as a result of the Compulsory Loan.

The claims accrued challenged the system of calculating the monetary adjustment determined by laws ruling the Compulsory Loan, which is used to update credits established as of 1978. These credits were fully paid by ELETROBRÁS by means of conversions into shares occurred at the 72nd, 82nd and 142nd Extraordinary General Meetings of ELETROBRÁS.

Currently, there are 3,621 lawsuits in various court levels and the Company Management, supported by evaluation of its legal counsels, estimates between eight and ten years, the average term to definitively solve the lawsuits in progress.

The provision accumulated amount of R$1,328,244 thousand is deemed as sufficient by the Company Management, in conformity with various stages of the lawsuits and may reach the approximate amount of R$3,350,000 thousand.

1.1.2 – In subsidiaries

In the subsidiary CHESF:

a) The Company is plaintiff in a lawsuit pleading the declaration of partial invalidity of addendum to the turn-key agreement (price analytic adjustment K-factor) of the hydroelectric power plant Xingó, executed with a consortium composed of Companhia Brasileira de Projetos e Obras - CBPO, CONSTRAN S.A. - Construções e Comércio and Mendes Júnior Engenharia S.A., as well as the return of amounts paid, in the proximate amount of R$350,000 thousand, in double.

The lawsuit was filed at the federal court, but decision of the Federal Regional Court – 5th region determined the lawsuit to be prosecuted at the Pernambuco state court. The Company is awaiting decision on said appeal.

The lawsuit filed by the Company was deemed groundless. The counterclaim filed by defendants was deemed with grounds by the judge of 12th civil court of Recife district court and the decision was upheld by the 2nd Civil Chamber of the Pernambuco Court of Justice, and CHESF lodged motion for clarification of appeal judgment, concerning certain issues that were omitted in the 2nd Civil Chamber’s decision. This motion was judged and rejected by the 2nd Civil Chamber. Thereafter, the attorneys of CHESF filed a special appeal and an extraordinary appeal against the decision rendered by the 2nd Civil Chamber. On March 31, 2004, the special appeals filed by CHESF had been accepted by the Pernambuco Court of Justice and sent to the Superior Court of Justice, while extraordinary appeals also filed by CHESF were not accepted, reason that the Company filed the appropriate interlocutory appeals. On June 30, 2005, said appeals were sub judice at the higher courts. After this date and until March 31, 2006, the interlocutory appeals filed by CHESF at the Federal Supreme Court were rejected, while the special appeal filed by CHESF and federal government with the Superior Court of Justice (STJ) received an opinion from the Federal Prosecutor Office, which resolved to annul the proceeding due to lack of jurisdiction of the Pernamburco state court and the proper court to examine the lawsuit and to reconsider the merit. On September 30, 2006, the records were with the judge for decision.

In November 1998, the defendants filed a motion for provisional execution of decision, in the amount of R$245,000 thousand and the proceeding is suspended as determined by the Chief Justice of Superior Court of Justice (PET 1621). This injunction was subject-matter of Consortium’s internal interlocutory appeal, which was judged on June 24, 2006, upholding by unanimous vote the injunction previously granted by the chief justice of the Superior Court of Justice, thus, removing the possibility of the Consortium obtaining advance protection.

Subsequently, the defendants filed a proceeding for the calculation of the award, in the assumption all appeals of CHESF and federal government are denied. On September 30, 2005, the expert works were in progress with the purpose of assessing the actual award amount, as determined by the judge in charge of the case. After the submission of the first expert report, the parties requested clarifications about the report, and the proceeding is under the expert’s examination.

The Management, based on the opinion of its legal counsels and based on calculations that include the suspension of payment of K Factor installments and respective monetary adjustments, maintains provision recorded under non-current liabilities, whose updated amount for March 31, 2009 is R$362,248 thousand in order to deal with eventual losses deriving from this issue. This provision corresponds to the partial disallowance of K Factor between July 1990 and December 1993, in compliance with Law 8,030/1990 and full suspension of payment of K Factor, between January 1994 and January 1996, according to the Company’s understanding.

On March 31, 2009, the special appeal and the interlocutory appeals were awaiting decision at the Superior Court of Justice and Federal Supreme Court, respectively; the records of these appeals are with the Reporting Judge, and it is worth mentioning that the proceeding for calculation of award in the state level is under procedural progress at the 12th district court of Recife, with hearing for discussions on the expert report scheduled for February 19, 2008.

When judging the proceeding for calculation of award, the judge recognized that the authority to judge this claim relies on the federal court, since the federal government is interested party in the case. The Consortium Xingó lodged motion for clarification of judgment and in view of this appeal, the judge upheld his decision and sent the records to the federal court. Dissatisfied with this decision, the Consortium Xingó lodged an interlocutory appeal at the Pernambuco Court of Justice. On March 31, 2009 we were awaiting the decision on said appeal.

b) Action for damages related to 14,400 hectares of land at Fazenda Aldeia, filed at the Sento Sé district court, Bahia state by the estate of Aderson Moura de Souza and spouse (Proc. 0085/1993). The lower court decision granted relief to the action sentencing CHESF to pay the amount of R$50,000 thousand, corresponding to principal plus interest rates and monetary adjustment. CHESF lodged appeal with the Bahia Court of Justice.

In subsidiary CGTEE:

The civil contingencies mainly refer to the amounts related to controversies with suppliers whose probable losses estimated by Company’s legal counsel is R$41 thousand on March 31, 2009 (R$270 thousand on December 31, 2008).

In subsidiary ELETRONORTE:

The most relevant civil claims are represented by indemnification for financial losses, due to payments in arrears and expropriation of areas flooded by hydroelectric power plants reservoirs. The estimated amount of probable loss is R$737,362 thousand.

1.2 – Labor claims

1.2.1 – in the parent company:

The Company maintains provision in the amount of R$85,214 thousand to deal with eventual labor claims losses.

1.2.2 – In subsidiaries

In the subsidiary FURNAS:

a) Engineers reference date

The Union of Engineers of Rio de Janeiro filed labor claims in order to recover salary differences related to the change in reference date of engineers, which are under phase of calculation of award, whose estimated and recorded amount is R$85,214 thousand (2008 - R$83,436 thousand), and R$16,747 thousand are related to employees transferred to ELETRONUCLEAR as a result of spin-ff of nuclear activities occurred in 1997.

b) Hazardous work premium

Several lawsuits were filed pleading the hazardous work premium understanding that full percentage should be granted and not proportional percentage to all employees working under electricity risk. The amount estimated to cover eventual losses is R$60,784 thousand on March 31,2009.

c) Retirement supplement

The amount of R$57,765 thousand refers to the balance payable related to the retirement supplement – parity with active employees.

d) Sundry lawsuits

A provision of R$119,114 thousand on March 31,2009 (December 31, 2008 - R$121,982 thousand) was maintained to cover several civil and labor claims filed against the Company related to the lawsuits in progress.

In subsidiary CHESF:

The labor contingencies are mostly composed of lawsuits related to hazardous work premium, overtime, contributions to FaCHESF, as joint liability and severance pay resulting from outsourced companies’ default, highlighting:

a) Action under procedural progress at the Regional Labor Court of Bahia State, filed by Electrical Workers Union of Bahia, requesting the payment to employees of the Regional Management of Paulo Afonso - GRP, Paulo Afonso - BA of salary difference resulting from the Additional Compensation of Decree-law 1971 – ADL* and 12-month calculation over hazardous work premium, in the estimated amount of R$7,500 thousand. The Company lodged interlocutory appeal in review appeal to the Higher Labor Court - TST, which was rejected. The decision became final and unappealable and CHESF was condemned. The execution phase commenced and the amount of R$3,700 thousand was paid to a significant portion of employees. There is an expectation to pay R$3,800 thousand. The execution started on March 31, 2009. CHESF provided the checking account number to the court restriction.

b) Action filed at the 8th Fortaleza-CE labor court by the Union of Electrician Workers of Ceará State - SINDELETRO, pleads the refund of losses suffered by employees of North Regional Management - GRN (Ceará and Rio Grande do Norte), deriving from the removal of collective transport with an amount estimated of R$6,000 thousand. The pleading to resume collective transport services was accepted in partial execution and the Company has been complying with it. The Union, which is the plaintiff, requested supplement to transport and to sentence the Company to pay a daily fine and CHESF challenged this allegation. The labor judge, after hearing held on August 23, 2005 to hear the substituted and to CHESF submit its final arguments, she changed the previous understanding, determining the resumption of transport services only within the limits that have been formerly provided. This same decision defined the parameters for calculation of the award, so that the labor credit was reduced to R$1,300 thousand. The execution has been processed at the lower labor court of the city of Fortaleza, state of Ceará and the decision became final and unappealable. On March 31, 2009, decision on the plaintiffs’ interlocutory appeal is awaited, in the execution under process.

c) Action filed at the 4th labor court of Recife – PE by the Union of Workers of Urban Industries of the State of Pernambuco – urban public or private utility workers in replacement of 460 employees allocated in the city of Recife, state of Pernambuco, pleading for the hazardous work premium over all payroll allowance, in the amount of R$4,000 thousand. The lower court judge excluded from the dispute, due to libis alibi penden or res judicata, approximately 300 of the substituted, as well as it considered the action groundless on the merit. The Union lodged ordinary appeal at the Regional Labor Court (TRT) – 6th Region, which was accepted. The lawsuit is under phase of calculation of the award by means of expert examination. On June 30, 2008, the expert examination was concluded and the court determined the amount of R$3,300 thousand. According to the Company’s legal counsels’ calculation, this debit stands at R$2,900 thousand, whose difference will be subject-matter of motion to deny in stay of execution. The execution commenced on March 31, 2009. CHESF awaits letter of attorney.

* This decree-law eliminates the public servants’ compensation portion called 16th pay to replace it with an additional amount, whose payment was made at 25% of salary to employees admitted until August 31, 1981.

1.3 – Tax lawsuits

1.3.1 – in subsidiaries

In subsidiary FURNAS:

a) The subsidiary, based on the decisions of the Internal Revenue Service, recorded provision in the amount of R$87,977 thousand related to PASEP/COFINS levied on the exclusion of calculation basis for Reversal Global Reserve (RGR) between October 1995 and September 2000 and between October 2005 and March 2007.

b) Tax deficiency notices - FINSOCIAL, COFINS and PASEP

On May 3, 2001, the Company received tax deficiency notices related to FINSOCIAL, COFINS and PASEP, in the restated amount of R$1,098,900 thousand (R$791,796 thousand historical), as a result of exclusions in calculation basis mainly related to energy transfer and transport from ITAIPU for a 10-year period. These tax deficiency notices supervened other notices issued in 1999 for a 5-year inspection period, in the amount of R$615,089 thousand, which have been purpose of adhesion to the Tax Recovery Program - REFIS, on March 1, 2000 and transferred on July 31, 2003 to the Special Installment Program - PAES.

On June 12, 2008, the Federal Supreme Court (STF) set the binding precedent 8 that the collection of tax deficiency notices was reduced to five (5) years, and the restated amount of R$1,098,900 thousand now is R$233,360 thousand.

The Company based on the last decisions of the Internal Revenue Service recorded provision for tax risks, in the total amount of R$87,977 thousand related to PASEP/COFINS levied on the exclusion of calculation basis for the Reversal Global Reserve (RGR) for the periods between October 1995 and September 2000, October 2005 and March 2007. The difference of R$190,119 thousand refers to other exclusions from said calculation bases, still under judgment phase, where FURNAS has possible chances of success, according to its legal department’s understanding.

In subsidiary ELETRONORTE:

a) The subsidiary has certain matters involving state VAT - ICMS and records provision in the amount of R$56,531 thousand to cover eventual losses in these lawsuits.

In subsidiary CHESF:

a) The subsidiary has matters basically involving actions for annulment of tax deficiency notices; pleadings for credits refund (PIS/PASEP - COFINS) and other special taxes. The Company also records provision in the amount of R$8,770 thousand (on December 31, 2008 – R$8,770 thousand).

2 – Lawsuits filed against the Company and its subsidiaries with probability of possible losses:

2.1 – Civil lawsuits

2.1.1 – In subsidiaries

In subsidiary CHESF:

a) Two actions for damages filed by a consortium composed of the companies CBPO/CONSTRAN/Mendes Júnior, requesting the Company to be sentenced to pay an additional financial compensation, due to payment in arrears of invoices related to the agreement of hydroelectric power plant Xingó. On action filed on June 8, 199 for the invoices issued as of April 30, 1990 and another one filed on May 31, 2000 for the invoices issued until that date. In these actions, the plaintiffs submitted general pleadings, restricting themselves to indicate the existence of a supposed right to financial compensation and that amounts should be determined in the calculation of the award.

The Company challenged these actions and requested the federal government to be accepted in the cases, forwarding the lawsuits to one of the federal courts in the city of Pernambuco. The Consortium filed a petition requesting the federal government to be accepted in the cases.

After submitting the expert examination and additional clarifications, a hearing was held in August 2005, determining that final arguments be submitted until October 17, 2005. Currently, lawsuits are with the judge for decision and probably the case will be prepared for trial for rendition of judgment. On March 31, 2009, the status remained unaltered.

b) civil public action filed against the Company by the Community Association of the Village of Cabeço and neighborhood, in the state of Sergipe, amounting to R$100,000 thousand at the 2nd federal court of Sergipe, aiming the financial compensation due to alleged environmental damages caused to the fishermen of Cabeço, downstream of hydroelectric power plant Xingó and caused by the construction of this power plant.

The action was filed at the federal court on June 27, 2002 and challenged within legal term. After a sequence of ancillary proceedings that did neither affect the lawsuit nor the pleading, the judged determined on August 31, 2005, the inclusion of IBAMA, IMA-AL, CRA-BA, federal government and ADEMA-SE as defendants, ordering these entities to be summoned.

On September 30, 2005 we awaited the writ of summons to be complied with. On September 30, 2006, the records were with the judge, after filing the powers of attorney of new CHESF’s attorneys. On December 31, 2006, the lawsuit was suspended by judge’s order and is awaiting judgment on the interlocutory appeal lodged by the plaintiff at the federal regional court – 5th Region. The co-defendants of CHESF (federal government, IBAMA, IMA-AL, CRA-BA and ADEMA-SE) had already been summoned. On September 12, 2007, the judge rendered order as follows: “await information about the final and unappealable decision on appeal, and CHESF shall be notified”. Considering that the interlocutory appeal lodged by CHESF was rejected, this Company lodged motion for clarification of judgment.

On June 13, 2008, the judge’s order was issued determining the government and IBAMA to be summoned, as well as to summon the plaintiff to express its opinion on the challenge terms. On September 30, 2008, the records were being analyzed by IBAMA. On March 31, 2009, preliminary hearing was awaited scheduled for February 19, 2009. As conciliation did not occur in the hearing held on February 19, 2009, the judge determined new measures for the lawsuit progress. At this hearing, the judge took cognizance of the existence of a lawsuit with similar subject-matter, in progress at the civil district court of Brejo Grande/SE and forwarded to the federal court and distributed to its jurisdiction. Therefore, the judge decided to recognize the procedural connection between these two claims and as of that date they started to be handled jointly. Then, the date of May 12, 2009 was scheduled for a new hearing with the purpose of determining the nature of procedural evidence to be collected, including the expert examination. At this hearing, the judge defined the three-(3) month term for the parties to present questions for expert examination.

c) At the district court of Brejo Grande/SE, a public civil action was filed against CHESF by the Community Association of the village of Cabeço and Saramém, amounting to R$100,000 thousand with the same purposes of the claim previously mentioned, and this case has been abandoned by plaintiff since February 2005. The last procedural sign occurred in November 2007, when the judge summoned the Public Prosecutor Office to render an opinion about this case. On March 31, 2008, the lawsuit was stagnant and still pending Public Prosecutor Office’s opinion. On June 30, 2008, the judge of the district court of Brejo Grande had rendered decision recognizing the lack of jurisdiction of the state court to analyze the case, determining the records to be forwarded to the federal court. On September 30, 2008, the records were being analyzed by IBAMA. On December 31, 2008, we were awaiting the return of records by IBAMA. On February 19, 2009 this lawsuit that has been forwarded to the federal court was deemed to have connection with another lawsuit of similar nature already examined, and both started to be handled together as of that date. Therefore, further information about this claim is presented jointly with that one already in progress at the federal court.

Supported by evaluation of attorneys defending the Company’s cases, the Management expectation about the chances of losses in these lawsuits (items b and c) are possible, concerning an unfavorable decision of defense, but not as to pleadings amounts.

In subsidiary CGTEE:

CEEE-D charged the subsidiary to collect amounts related to an action for transfer of CGTEE made by CEEE to ELETROBRÁS. This lawsuit amounts to R$3,650 thousand and according to the legal counsel’s analysis, the chances of losses by the Company are possible.

In subsidiary CEAL:

The Union of Workers in Urban Industries of the State of Alagoas, in the capacity of procedural substitute, brought a labor claim on behalf of employees of Companhia Energética de Alagoas – CEAL, aiming at receiving supposed salary differences in view of the implementation of the economic plan called “Bresser Plan” (Decree Law 2,335/87).

The pleading was supported by the Distinguished Second Board of Conciliation and Judgment of Maceió-AL, decision of which was corroborated by the Regional Labor Court – 19th region, which became final and unappealable.

Upon the judgment execution, the judge of the 2nd labor court of Maceió understood at that time that the reference date of the category should not be restricted, which extraordinarily would encumber the execution, accordingly, it would create a considerable debt.

The risk is assessed as possible loss, as the judgment on the restriction to the reference date of the category will occur along with execution, since as per OJ/TST (SDI I) 262, “the restriction to the reference date of the category during execution stage has no offense to the res judicata sentencing to pay the salary differences deriving from economic plans”.
Allied with this, the federal government filed objection of pre-enforceability in the execution records pleading the recognition of annulment of decision rendered by the 2nd labor court of Maceió, which materially may recognize as invalid the decision rendered unfavorable to CEAL.

3 – Lawsuits filed against the Company and its subsidiaries with probable remote loss:

3.1 – Civil actions

3.1.1 – in the parent company:

ELETROBRÁS is defendant in an action filed by the Brazilian Association of Water and Electricity Consumers - ASSOBRAEE, under progress at the 17th federal court of the federal district - DF, with the purpose of using the market value of ELETROBRÁS share as issue price of shares to pay credits of compulsory loan, utilizing the share book value. The plaintiff attributed to this case the amount of R$2,397,003 thousand, and according to the Company’s legal counsels’ opinion, the risk of loss is remote.

ELETROBRÁS is also party in various other lawsuits, the purpose of which is the redemption of Bearer Bonds issued by the Company as a result of compulsory loan collected between 1964 and 1976. Said bonds are unenforceable, by force of provisions in the Article 4, paragraph 11 of Law 4,156/62 and in the Article 1 of Decree 20,910/32.

The Company Management then supported by its legal counsels’ assessment concludes that ELETROBRÁS’ chances of loss in the lawsuits with this subject-matter is remote, since former court decisions have confirmed the lapse of right to plead the redemption of bonds issued as a result of Compulsory Loan and resulting unenforceability of these bonds (see Note 22).

3.1.2 – In subsidiaries

In subsidiary CHESF:

In spite of the fact the Company’s legal counsels deem the risk of loss as remote, there is a collection suit filed by Mendes Júnior, a company engaged to build the hydroelectric power plant Itaparica, for alleged financial damages caused by Company’s payment in arrears of invoices.

Said collection suit is based on the Declaratory Action which was granted relief for the purposes of declaring the existence of a credit relationship between Mendes Júnior and CHESF, ensuring the financial compensation.

After decision of the Superior Court of Justice of not taking cognizance of the special appeal lodged by Construtora Mendes Júnior, upholding decision of the 2nd Civil Chamber of Pernambuco Court of Justice, which annulled the award, also determining to redistribute the lawsuit to one of the federal courts of Pernambuco, the lawsuit was forwarded to the 12th federal court and the number 2000.83.00.014864 -7 was taken to carry out another expert examination and to render a new decision.

The expert examination was submitted. The expert answering a question of CHESF, declared “after analyzing the accounting books of Mendes Júnior, it is not possible to affirm that the company raised funds in the financial market, during the periods that occurred invoices payment in arrears, specifically to finance the Itaparica works”. This reply was confirmed by the analysis made by CHESF’s technical assistant, which included a careful examination of Mendes Júnior’s financial statements. Based on these results, CHESF requested the lawsuit to be considered groundless.

The Federal Public Prosecutor Office requested declaration of annulment of entire lawsuit and requested the lawsuit to be considered groundless on the merit.

The lawsuit was partially granted relief by means of decision issued on March 8, 2008.

Mendes Júnior filed motion for clarification of judgment requesting to accept the full content of report prepared by official expert. The Federal Public Prosecutor Office filed motion for clarification of judgment requesting the lawsuit to be considered fully groundless.

The motions of Mendes Júnior and Federal Public Prosecutor Office were rejected by the honorable judge of the 12th federal court.

CHESF and the federal government filed motions for clarification of judgment which were accepted by honorable judge, by means of decision that clarified certain issues of the award related to the calculation of eventual CHESF’s debt with Mendes Júnior. The decision clarified the issue that when calculating eventual debt of CHESF with Mendes Júnior, any and all payment of principal must be deducted, as well as any and all financial compensation paid by CHESF, in compliance with the agreement.

Against such decision, CHESF filed an appeal requesting the lawsuit to be considered fully groundless; especially considering that in this collection suit in order to Mendes Júnior be entitled to any type of financial compensation, in compliance with decision rendered in the Declaratory Action previously filed, Mendes Júnior has to evidence that raised funds specifically to finance Itaparica works due to CHESF payment in arrears of few invoices; and that financial expenses incurred with this funding would have been higher than the total additions paid by CHESF, as a result of these payments in arrears. In December 2008, the federal government, CHESF and the builder Mendes Júnior had already lodged an appeal and Public Prosecutor Office still to render an opinion on the decision. The Public Prosecutor Office issued a favorable opinion to the acceptance of Chesf’s appeal.

The appeals were placed on the court’s trial docket for May 7, 2009 by the 1st Panel of the Federal Regional Court but due to lack of necessary quorum, this trial was postponed to May 14, 2009. Nevertheless, the trial was postponed again, without establishing a new date.

Considering elements mentioned in the lawsuit, we can observe that Mendes Júnior did not take out any loan, specifically to finance Itaparica works (or it did not borrow significant amounts), and also considering that according to the decision, all benefits granted to Mendes Júnior should be offset during the performance of the agreement; and finally considering the calculations preliminarily already made by Chesf, its legal counsels corroborate the standpoint of the Company’s attorneys that currently, risk of loss is remote.

NOTE 28 – SALE OF NON-CURRENT ASSETS

The Company recognizes liabilities for decommissioning of thermonuclear power plants, which comprise a program of activities required by the Brazilian Commission of Nuclear Energy - CNEN, which allows to safely dismantle these nuclear facilities with minimum impact to the environment.

Given specific characteristics of the operations and maintenance of thermonuclear power plants, whenever occur changes in the estimated cost of sale of non-current assets, as a result of new studies in view of technological advances, the decommissioning quotas must be altered, so that to adjust the liability balance to the new reality.

The liability balance recorded at present value on March 31, 2009 is R$269,162 (December 31, 2008 – R$266,168)

NOTE 29 – SHAREHOLDERS’ EQUITY

I - Capital Stock

The Company’s capital stock on March 31, 2009 is R$26,156,567 thousand (December 31, 2008 - R$ 26,156,567 thousand) and non-par shares. The preferred shares are not entitled to vote and are not convertible into common shares, however, they have priority in the capital reimbursement and dividends distribution at annual rates of 8% for class "A" shares (subscribed until June 23, 1969) and 6% for class "B" shares (subscribed as of June 24, 1969), calculated over capital corresponding to each class of shares.

The capital stock is represented by 1,132,357,090 book-entry shares and is distributed by main shareholders and by classes of shares, as follows:

CHART OF SHARES

	COMMON SHARES		PREFERRED SHARES			TOTAL CAPITAL

SHAREHOLDER	NUMBER	%	A	B Series	%	NUMBER	%

UNIÃO	488,656,241	53.99	-	35,191,714	15.49	523,847,955	46.26
BNDESPAR	133,757,950	14.78	-	712,600	0.31	134,470,550	11.88
FND	45,621,589	5.04	-	-	-	45,621,589	4.03
FGP	40,000,000	4.42	-	-	-	40,000,000	3.53
Other	196,987,747	21.77	146,92	191,282,32	84.20	388,416,996	34.30

	905,023,527	100.0	146,92	227,186,64	100.0	1,132,357,09	100.0

Out of total of 388,416,996 shares held by minority shareholders, 241,873,979 shares, i.e., 62.27% are owned by non-resident investors, and 131,523,171 are common shares, 27 are class “A” preferred shares and 110,350,781 are class “B” preferred shares.

Out of total participation of shareholders domiciled abroad, 66,740,367 common shares and 33,010,949 class “B” preferred shares are held under custody, backing up the American Depositary Receipts Program- ADRs. On March 31, 2009, the share book value is R$76.05 (December 31, 2008 - R$75.61) .

II – Capital Reserves

	R$ thousand

	PARENT COMPANY AND
	CONSOLIDATED

	3/31/2009	12/31/2008

Offset of insufficient remuneration - CRC	18,961,102	18,961,102
Goodwill on issue of shares	3,384,310	3,384,310
Special – Decree-law 54,936/1964	387,419	387,419
Monetary adjustment to the 1978 opening balance	309,655	309,655
Monetary adjustment to the compulsory loan- 1987	2,708,432	2,708,432
Donations and subsidies - FINOR, FINAM and other	297,424	297,424

	26,048,342	26,048,342

The Capital Reserve called Credit Account Recoverable - CRC corresponds to ELETROBRÁS’ percentage interest in the recognition of insufficient remuneration of its subsidiaries, under the extinguished guaranteed remuneration system effective in the Brazil’s electricity sector until 1993, absorbed and recognized on an equity basis upon the settlement of commitments by the National Treasury.

III – Profit Reserves

The Company’s bylaws provides for the allocation of 50% of net income for the year to create an investment reserve and 1% for studies and projects reserve, limited to 75% and 2% of the capital stock, respectively:

	R$ thousand

	PARENT COMPANY AND

	3/31/2009	12/31/2008

Legal reserve (Article 193 - Law 6,404/76)	2,037,863	2,037,863
Statutory reserve (Article 194 – Law
Studies and projects	61,365	61,365
Investments	16,977,346	16,977,346
Profit retention (Article 196 - Law	487,476	487,476
Special reserve (Article 202 – Law
Undistributed dividends	9,608,340	9,336,858

	29,172,390	28,900,908

On March 31, 2009, the restated balance of the Undistributed Dividends Special Reserve (Article 202 - Law 6,404/76) shows the following breaking down by common shareholder.

	COMMON SHARES		RESERVE

SHAREHOLDER	NUMBER	%	R$ thousand

Federal government	488,656,241	53.99	5,187,543
BNDESPAR	133,757,950	14.78	1,420,113
FND	45,621,589	5.04	484,260
FGP	40,000,000	4.42	424,689
Minority shareholder	196,987,747	21.77	2,091,376

TOTAL	905,023,527	100.00	9,608,340

IV – Revaluation reserves

It refers to the reserves of associated companies CELPA and CEMAT, valued by the equity accounting method, which carried out the revaluation of its fixed assets.

V – Advances for future capital increase

The advances received from controlling shareholder and allocated to capital on an irrevocable basis are classified into the Shareholders’ Equity and are adjusted by SELIC rate, according to the Decree 2,673/98:

	R$ thousand

	PARENT COMPANY AND
	CONSOLIDATED

	3/31/2009	12/31/2008

Acquisition of shareholding in CEEE	2,016,697	1,959,715
Acquisition of shareholding in CGTEE	1,937,611	1,882,864
Banabuí transmission line - Fortaleza	66,754	64,868
Hydroelectric power plant of XINGÓ	187,556	182,257
Transmission lines in Bahia State	29,360	28,530
Electrification Federal Fund - Law 5,073/66	174,036	169,119

	4,412,014	4,287,353

NOTE 30 – ELECTRICITY OPERATIONS

	R$ thousand

	CONSOLIDATED

	3/31/2009	3/31/2008

Provision	1,352,849	2,177,841
Supply	2,340,185	2,212,329
Transmission	1,187,980	1,015,569
CCEE (Electricity Trading Chamber)- short-term energy	519,421	358,200
Energy transfer from ITAIPU	1,884,347	1,369,009
Regulatory asset – energy trading from ITAIPU	(909,406)	267,392

	6,375,376	7,400,340

NOTE 31 – ELECTRICITY OPERATIONS DEDUCTIONS

	R$ thousand

	CONSOLIDATED

	3/31/2009	3/31/2008

Reversal Global Reserve - RGR	128,945	144,538
Fuel Consumption Bill - CCC	65,242	70,344
Energy Development Account - CDE	14,538	17,739
Energy Renewable Sources Incentive Program - PROINFA	40,361	18,286
Other	51,320	59,076

	300,406	309,983
ICMS – State VAT	254,121	234,869

	554,527	544,852

NOTE 32 – EQUITY IN THE EARNINGS OF SUBSIDIARIES AND ASSOCIATED COMPANIES

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	3/31/2009	3/31/2008	3/31/2009	3/31/2008

Investments in subsidiaries
Equity pick-up	142,076	397,135	-	-
Capital return- ITAIPU	3,505	2,596	3,505	2,596

	145,581	399,731	3,505	2,596

Investments in associated companies
Equity pick-up	100,540	179,481	125,028	116,170
Interest on equity	-	21,714	-	21,714

	100,540	201,195	125,028	137,884

Other investments
Dividends	85	301	85	301
Return on partnership investments	4,568	16,316	5,661	191,756

	4,653	16,617	5,746	192,057

	250,774	617,543	134,279	332,537

NOTE 33 - PERSONNEL, SUPPLIES AND SERVICES

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	3/31/2009	3/31/2008	3/31/2009	3/31/2008
Personnel	56,680	46,379	854,489	750,884
Supplies	796	682	62,076	48,442
Services	16,288	9,005	361,271	291,105

	73,764	56,066	1,277,836	1,090,431

NOTE 34 – ENERGY PURCHASED FOR RESALE AND ELECTRICITY GRID

	R$ thousand

	CONSOLIDATED

	3/31/2009	3/31/2008

Provision	178,916	63,675
Supply	157,940	183,766
Transmission	297,244	252,523
Energy transfer from ITAIPU	1,074,098	670,075
CCEE (Electricity Trading Chamber)- short-term energy	503,334	682,958
Regulatory asset – energy trading from ITAIPU	(596,093)	180,126
Other	85,027	129,823

	1,700,466	2,162,946

NOTE 35 – OPERATING PROVISIONS

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	3/31/2009	3/31/2008	3/31/2009	3/31/2008

Contingencies	-	-	29,526	82,970
Allowance for doubtful accounts–
consumers and resellers	-	-	212,692	106,334
Allowance for doubtful accounts -
RTE	-	-	303	(68,284)
Allowance for doubtful accounts –
loans and financing	17,273	9,006	17,273	9,006
Allowance for doubtful accounts –
ICMS credits	-	-	45,285	23,952
Allowance for doubtful accounts –
Securities	724	-	724	-
Present value adjustment – sale of
non-current assets	-	-	-	(260,556)
Realization losses	37,568	96,199	-	81,567
Unsecured liability in subsidiaries	1,333	28,673	-	-
Other	498	19,234	67,131	78,031

	57,396	153,112	372,933	53,020

NOTE 36 – FINANCIAL RESULT

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	3/31/2009	3/31/2008	3/31/2009	3/31/2008

Financial revenues (expenses)
Interest income, commission and	998,637	880,734	276,257	277,696
Debt charges	(157,220)	(109,612)	(448,350)	(346,101)
Charges on shareholders’ funds	(446,017)	(332,116)	(469,132)	(358,660)
Financial investment	336,724	170,694	427,582	244,174
Other revenues (expenses)	30,653	632	(41,564)	85,170

	701,561	610,332	(255,207)	(97,721)
Monetary and currency
Net monetary adjustments	(11,838)	268,515	21,621	106,216
Net currency adjustments	(199,226)	(159,602)	(125,463)	(241,176)

	(211,064)	108,913	(103,842)	(134,960)

	490,497	719,245	(359,049)	(232,681)

NOTE 37 – VOLUNTARY SEVERANCE PROGRAM - PDVE

ELETROBRÁS implemented a Voluntary Severance Program aiming at streamlining its staff and it is open to everyone fitted into the following conditions:

a) Participants of the defined benefit plan of Fundação Eletrobrás de Seguridade Social - ELETROS – who are retired by the Brazilian Social Security Institute (INSS) and under conditions to be eligible to the benefits deriving from supplementary pension plan with ELETROS, within 24 months after adhering to PDVE;

b) Participants of the defined contribution plan of Fundação Eletrobrás de Seguridade Social - ELETROS – who are under conditions of being eligible to the benefits deriving from supplementary pension plan with ELETROS, within 24 months after adhering to PDVE; and

c) Non-participants of Fundação Eletrobrás de Seguridade Social - ELETROS – who are retired by INSS, or under conditions to be retired, within 24 months after adhering to PDVE, even if on a pro-rate basis by the Social Security General System.

After the employment termination with ELETROBRÁS, the Company will not be responsible for any contribution to the government or private pension plan.

In order to stimulate employee to adhere to the PDVE, an additional indemnity will be paid for year worked, plus severance pay due in case of dismissal without cause, according to the following criteria:

a) 50% of monthly compensation per full year worked, limited to 24 years and corresponding to dozen times the highest salary of the Company;

b) Health care for 12 months as of the severance date.

The period to adhere to PDVE ended on December 31, 2007, including 311 employees, and 68 employees had already left the company until December 2008. In 2009, we expect the severance of 243 employees.

In order to deal with expenses related to the implementation of PDVE, the Company maintains a provision under the item “Estimated Liabilities”, reference date on March 31, 2009, in the amount of R$68,544 thousand to be held until December 2009, as severances occur.

NOTE 38 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

I – Funds management

Concerning financial investments of ELETROBRÁS, we basically highlight long-term loans and financing and shareholding in electricity public utility concessionaires, detailed in the Notes 9 and 16 e and exhibits II and III.

II – Financial Instruments

a) Cash and cash equivalents: market value of these assets corresponds to their book values

b) Securities: these are classified as held-to-maturity securities and are recorded by acquisition cost accrued of interest and monetary adjustment with impacts on results. These instruments are adjusted to the realization probable value, where applicable.

c) Consumers and resellers: the amounts receivable from consumers and resellers are classified as held to maturity and are recorded by their realization probable values.

d) Renegotiated credits: these are classified as held to maturity and are recorded by their realization probable values.

e) Loans and financing granted: loans and financing granted refer to the financing of the Brazilian electricity sector, accruing average interest rates of 9.61% p.a. (December 31, 2008 – 9.73% p.a.).

Financing is restricted to electricity public utility concessionaires, thus, the market rate (or company’s opportunity cost of capital) is defined by it, taking into account the risk premium compatible with sector activities. Should be impossible to seek alternatives rather than the electricity sector itself, the present value of these loans corresponds to its book value.

At the end of this year, the Company had 792 loans and financing agreements, amounting to R$ 41,852,244 thousand (December 31, 2008 - R$42,234,271 thousand), as follows:

Currency	US$ thousand (equivalent)%		R$ thousand

US dollar	8,548,765	47.29	19,792,101
IGP-M	4,298,060	23.78	9,950,868
Real	4,889,665	27.05	11,320,553
Yen	238,476	1.32	552,120
Euro	102,195	0.57	236,602

Total	18,077,160	100.00	41,852,244

f) Loans and financing:

In long-term liabilities, we highlight the loans and financing obtained with financial institutions, especially abroad and the Sector Funds, specifically the Reversal Global Reserve - RGR. The market values of loans and financing obtained correspond to their book values.

The funds raised are composed of credit facilities contracted with international multilateral agencies - IDB, IBRD, CAF, and it is not feasible to discount them at a different rate from that one established according to Brazil’s debt. Other loans are raised at international rates, approximating the book value to its present value.

ELETROBRÁS ended the 1Q09 with 13 agreements, including loans, financing and bonus, amounting to R$4,162,695 thousand (December 31, 2008 - R$4,158,111 thousand), as follows:

Currency	US$ thousand	%	R$ thousand
	(equivalent)

US dollar	1,481,007	82.37	3,428,828
Euro	104,051	5.79	240,899
Yen	212,927	11.84	492,968

Total	1,797,985	100.00	4,162,695

g) The compulsory loan, extinguished by Law 7,181 of December 20, 1993, had as deadline for its collection, December 31, 1993. Currently, ELETROBRÁS manages the residual inventory of Compulsory Loan collected, adjusting it based on IPCA-E and accruing annual interest rate of 6%., with defined redemption period. The market values of these loans and financing correspond to their book values.

h) Derivatives

1 – Fair value of derivative instruments

On March 31, 2009, there was no portfolio of derivative financial instruments, as well as no operations in the period ended March 31, 2009.

h.1) Embedded derivatives

The subsidiary ELETRONORTE in 2004 executed long-term electricity supply agreements for three of its major customers. These long-term agreements are associated with the aluminum international price at the London Metal Exchange (LME), as basic asset for the purposes of defining monthly amounts of agreements.

The breaking down of agreements is as follows:

Dates of the agreement

Customer	Start	Maturity	Megawatts average volume

750 MW – until 12/31/2006
Albrás	7/1/2004	12/31/2024	800 MW – as of 1/1/2007
Alcoa	7/1/2004	12/31/2024	304.92 MW to 328 MW
BHP	7/1/2004	12/31/2024	353.08 MW to 492 MW

These agreements include the cap and floor band concept related to the aluminum price quoted at LME. The cap and floor price of LME is limited to US$2,773,21/tonne and US$1.450/tonne, respectively.

The Company does not carry out other types of derivatives operations except for those mentioned in this note. Other information about this operation is reported in the Note 19.

III - Risks

a) Regulatory risk

The Company, by means of its subsidiaries, holds concessions for electricity generation, transmission and distribution public utilities and maturities according to the prevailing laws. Should these concessions be not renewed or occur by imposition of additional costs to the Company, current profitability levels and activity may change.

b) Exchange rate risk

A significant portion of Company’s assets and results of its operations is significantly affected by the exchange rate risk factor, especially the US dollar. On March 31, 2009, the Company has credits deriving from financing granted in foreign currency, amounting to R$20,580,823 thousand corresponding to US$8.889.436 thousand. When comparing foreign currency-denominated receivables and debt, we observe a coverage of approximately 4.94 times.

c) Credit risk

The Company, by means of its subsidiaries, operates in the electricity generation and transmission markets, supported by agreements executed in a regulated framework. In the bilateral agreements executed with electricity distribution companies, the Company seeks to minimize its credit risks by means of guarantee mechanisms involving receivables from its customers.

In the transactions with industrial customers called free consumers, the credit risk is minimized by means of previous analysis of business conditions.

d) Price risk

Until 2004, electricity supply prices deriving from generation activity were established by ANEEL. After the auction 001/2004 held by the regulatory authority, the generation companies started to commercialize their electricity with a higher number of customers, at prices defined by the market.

The electricity transmission activity’s remuneration is established by ANEEL, by setting the authorized annual revenue - RAP, deemed as sufficient to cover operating costs and to maintain the economic-financial breakeven of the concession.

e) Market risk

A significant portion of electricity generated by companies controlled by ELETROBRÁS is sold by means of energy trading agreements in a regulated framework - CCEAR's, executed as a result of its subsidiaries participation in energy auction, promoted by ANEEL.

NOTE 39 – RELATED PARTIES TRANSACTIONS

The transactions of ELETROBRÁS with its subsidiaries and special-purpose entities are carried out at prices and conditions compatible with those practiced on the market. Among main operations occurred with related parties, we highlight the loans and financing granted which were established under same market conditions and/or according to specific laws on this matter. Other operations were also established under usual market conditions.

As shown in the Note 3, the Company does not provide share-based compensation.

In addition, there are not operations with individuals deemed as related parties, except for shareholders.

PARENT COMPANY
	ASSETS	LIABILITIES	RESULT

FURNAS
Consumers and resellers	5,357	-	-
Loans and financing	1,123,368	-	-
Return of investments	258,922	-	-
Advance for future capital
increase	31,154	-	-
Sundry liabilities	-	339
Interest income, commissions and
fees	-	-	21,918

	1,418,801	339	21,918

CHESF
Consumers and resellers	2,528	-	-
Loans and financing	3,299,318	-	-
Return of investments	557,634	-	-
Advance for future capital
increase	294,397	-	-
Sundry liabilities	-	1,368
Interest income, commissions and
fees	-	-	95,261

	4,153,877	1,368	95,261

ELETRONORTE
Consumers and resellers	6,042	-	-
Loans and financing	7,298,733	-	-
Fuel consumption bill	41,735	-	-
Sundry liabilities	-	46
Interest income, commissions and
fees	-	-	279,300

	7,346,510	46	279,300

ELETROSUL
Renegotiated loans	28	-	-
Return of investments	139,659	-	-
Loans and financing	597,561	-
Advance for future capital
increase	94,576	-	-
Interest income, commissions and fees	-	-	11,671

	831,825	-	11,671

CGTEE
Loans and financing	673,575	-	-
Interest income, commissions and
fees	-	-	7,543

	673,575	-	7,543

ELETRONUCLEAR
Loans and financing	2,929,608	-	-
Return of investments	29,585	-	-
Sundry liabilities	-	52,687	-
Interest income, commissions and
fees	-	-	92,121

	2,959,193	52,687	92,121

ELETROPAR
Advance for future capital
increase	62,285	-	-
Return of investments	8,508
Sundry liabilities	-	800

	70,794	800	-

ITAIPU
Loans and financing	9,000,740	-	-
Return of investments	1,158	-	-
Suppliers	-	729,342	-
Energy purchased for resale			928,408
Interest income, commissions and
fees	-	-	153,677

	9,001,898	729,342	153,677

CEAL
Consumers and resellers	788	-	-
Loans and financing	354,486	-	-
Fuel consumption bill	946	-	-
Advance for future capital
increase	133,320	-	-
Interest income, commissions and fees	-	-	10,600

	489,541	-	10,600

CEPISA
Consumers and resellers	594	-	-
Loans and financing	446,500
Fuel consumption bill	727	-	-
Interest income, commissions and
fees	-	-	12,765

	447,821	-	12,765

MANAUS ENERGIA
Loans and financing	1,302,555	-	-
Fuel consumption bill	1,463	-	-
Interest income, commissions and
fees	-	-	32,880

	1,304,018	-	32,880

CERON
Loans and financing	456,199	-	-
Fuel consumption bill	5,719	-	-
Interest income, commissions and
fees	-	-	12,827

	461,918	-	12,827

ELETROACRE
Loans and financing	39,780	-	-
Fuel consumption bill	219	-	-
Advance for future capital
increase	83,407	-	-
Interest income, commissions and
fees	-	-	1,047

	123,406	-	1,047

NATIONAL TREASURY

Bonds	-	2,289,386	-
Dividends payable	-	805,848	-

	-	3,095,234	-

ELETROS
Social security contributions	-	-	(3,856)

	-	-	(3,856)

BNDESPAR
Dividends payable	-	205,479	-

	-	205,479	-

CHESF
CONSOLIDATED
TRANSMISSION

SYSTEM	ASSETS	LIABILITIES	RESULT

NORTHEAST
Permanent shareholding	112,451	-	-
Interest on equity/dividends	10,971	-	-
receivable
Suppliers	-	1,105	-
Revenues from services rendered	-	-	515
Equity in the earnings of	-	-
subsidiaries and associated			6,288
companies
	-	-
Grid usage charge			(2,516)

	123,422	1,105	4,287

CEPEL
	-	-
Operating expenses			(2,630)

	-	-
			(2,630)

INTESA
Permanent shareholding	22,607	-	-
Interest on equity/dividends	57	-	-
receivable
Suppliers	-	755	-
Equity in the earnings of	-	-
subsidiaries and associated			(286)
companies

	22,664	755
			(286)

ÁGUAS DA PEDRA
Permanent shareholding	61,985	-	-

	61,985	-	-

ENERGIA SUSTENTÁVEL
Permanent shareholding	118,002	-	-

	50,002	-	-

INTERLIGAÇÃO ELÉTRICA DO
MADEIRA
Permanent shareholding	1,142	-	-
	1,142	-	-
FACHESF
Suppliers	-	1,921	-
Regular contribution	-	1,708	-
Actuarial agreements	-	364,087	-
	-	-
Financial expenses			(9,357)
	-	-
Operating expenses			(7,837)

	-	367,716
			(17,194)

	ELETROSUL
	ASSETS	LIABILITIES	RESULT

ETAU
Permanent shareholding	12,487	-	-
Advance for future capital increase	(121)	-	-
Equity in the earnings of	-	-	862
subsidiaries and associated
companies

	12,366	-	862

ARTEMIS
Permanent shareholding	68,141	-	-
Equity in the earnings of	-	-
subsidiaries and associated			1.762
companies

	68,141	-
			1.762

SC ENERGIA
Accounts receivable	6,105
Permanent shareholding	309,766	-	-
Advance for future capital increase	(30,008)	-	-
Equity in the earnings of	-	-
subsidiaries and associated			1.676
companies

	285,863	-
			1.676

UIRAPURU
Accounts receivable	4,328
Permanent shareholding	20,212	-	-
Equity in the earnings of	-	-	656
subsidiaries and associated
companies

	24,540	-	656

RS ENERGIA
Permanent shareholding	121,747	-	-
Equity in the earnings of	-	-	82
subsidiaries and associated
companies

	121,747	-	82

ENERGIA SUSTENTÁVEL
Permanent shareholding	118,002	-	-

	118,002	-	-

FUNDAÇÃO ELOS
Social security contributions	-	37,024	-

	-	37,024	-

	ELETRONORTE
	ASSETS	LIABILITIES	RESULT

BRASNORTE
Permanent shareholding	39,600	-	-

	39,600	-	-

AGUAS DA PEDRA
Permanent shareholding	61,985	-	-
Advance for future capital increase	-	-	-
Equity in the earnings of	-	-	-
subsidiaries and associated
companies

	61,985	-	-

AMAPARI
Permanent shareholding	40,443	-	-
Equity in the earnings of	-	-
subsidiaries and associated			(979)
companies

	40,443	-
			(979)

AETE

Permanent shareholding	26,930	-	-
Other	17	-	-
Use of electricity grid	-	-	-
Equity in the earnings of	-	-
subsidiaries and associated			1,730
companies

	26,947	-
			1,730

INTESA
Permanent shareholding	69,704	-	-
Other	1,580	-	-
Use of electricity grid	-	-	-
Equity in the earnings of	-	-
subsidiaries and associated			1,031
companies

	71,284	-
			1,031

PREVINORTE
Social security contributions	-	5,817	-

	-	5,817	-

	ELETRONUCLEAR ASSETS	LIABILITIES	RESULT

ELETROBRÁS
Dividends payable		29,641
Accounts receivable	3,757
Assignment of employees		1,072
Loans and financing		2,930,758	(34,234)

	3,757	2,961,471	(34,234)

FURNAS

Accounts receivable	6,667
Accounts payable		1,233

Revenues from energy sale			375,433

Grid usage charge			(2,172)

	6,667	1,233	373,261

CHESF
Accounts payable		143

Grid usage charge			(1,284)

	-	143	(1,284)

ELETROSUL
Accounts payable		95

Grid usage charge			(853)

	-	95	(853)

ELETRONORTE
Accounts payable		104

Grid usage charge			(937)

	-	104	(937)

ELETROPAR
Accounts receivable	18

	18	-	-

NUCLEOS
Actuarial deficit		106,603

Regular contribution			(1,557)

	-	106,603	(1,557)

REAL GRANDEZA
Actuarial assets	120,449
Actuarial deficit		120,449

Regular contribution			(2,417)

Financial expenses			(568)

Operating expenses			(497)

	120,449	120,449	(3,482)

NOTE 40 – RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

In compliance with provisions of CVM Rule 381 of January 14, 2003, ELETROBRÁS informs that it uses independent audit services of PricewaterhouseCoopers, engaged in April 2009, for the execution of audit services of the Financial Statements of ELETROBRÁS and its subsidiaries, and also pointing out that the Company does not maintain any other services agreements with this company rather than those audit services of the Financial Statements.

The Company’s policy in relation to its independent public accountants is based on principles that preserve the public accountants’ independence.

The jointly-owned subsidiary ITAIPU BINACIONAL, has BDO Trevisan as its independent public accountants.

José Antonio Muniz Lopes	Astrogildo Fraguglia Quental
Chief Executive Officer	Chief Financial and Investor Relations Officer

Valter Luiz Cardeal de Souza	Miguel Colasuonno
Engineering Officer	Management Officer

Ubirajara Rocha Meira
Flávio Decat de Moura
Distribution Officer	Technology Officer

João Vicente Amato Torres
 Accountant
CRC-RJ-057.991/C -S-DF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
CONSUMERS AND RESELLERS ON MARCH 31, 2009 AND DECEMBER 31, 2008
(In thousands of Reais)

	PARENT COMPANY					CONSOLIDATED

		3/31/2009			12/31/2008	3/31/2009				12/'31/2008

	Due	Overdue by 90days	More than 90days	Total	Total	Due	Overdue by 90 days	More than 90 days	Total	Total

AES ELETROPAULO	210,413	-	-	210,413	198,574	239,947	-	-	239,947	235,100
AES SUL	44,447	-	-	44,447	42,083	64,046	-	-	64,046	61,031
AES TIETÊ	-	-	-	-	-	770	-	-	770	761
AMPLA	45,200	-	-	45,200	42,836	77,928	-	-	77,928	77,634
ANDE	-	-	-	-	-	61,780	-	-	61,780	55,251
EBE	-	-	-	-	51,608	-	-	-	-	69,843
CEA	-	-	-	-	-	10,267	27,079	565,018	602,364	566,283
CEB	22,137	-	-	22,137	21,149	34,114	-	13,130	47,244	47,053
CEEE-D	94,424	-	-	94,424	55,052	121,467	-	-	121,467	83,252
CEEE-GT	-	-	-	-	-	-	-	-	-	250
CELESC	94,167	-	-	94,167	88,739	132,947	-	-	132,947	102,242
CELG	43,925	63,284	406,891	514,100	452,374	76,070	63,284	406,891	546,245	486,232
CELPA	-	-	-	-	-	33,675	-	-	33,675	43,305
CELPE	-	-	-	-	-	33,214	-	-	33,214	47,808
CEMAR	-	-	-	-	-	23,853	-	-	23,853	30,259
CEMIG	179,294	-	-	179,294	168,761	251,620	-	-	251,620	238,590
CESP	-	-	-	-	-	2,530	-	-	2,530	2,500
COELCE	-	-	-	-	-	25,404	-	-	25,404	30,367
COELBA	-	-	-	-	-	60,082	-	-	60,082	64,146
COPEL	105,757	-	-	105,757	100,040	185,244	-	-	185,244	180,742
CPFL	116,593	-	-	116,593	109,835	145,384	-	-	145,384	130,982
ELEKTRO	61,890	-	-	61,890	58,388	107,764	-	-	107,764	105,961
ENERSUL	17,443	-	-	17,443	16,359	30,403	-	-	30,403	29,371
ESCELSA	33,031	-	-	33,031	31,374	49,761	-	-	49,761	47,895
LIGHT	113,754	-	-	113,754	107,251	192,449	-	-	192,449	172,966
PIRATININGA	60,383	-	-	60,383	57,097	62,186	-	-	62,186	58,932
RGE	40,101	-	-	40,101	37,616	45,381	-	-	45,381	43,675
CCEE trading	-	-	-	-	-	444,217	5,392	-	449,609	308,646
Regulatory assets	-	-	-	-	-	79,975	12	-	79,987	86,891
Use of electricity grid	-	-	-	-	-	370,087	5,610	21,591	397,288	364,472
PROINFA	119,625	12,942	31,681	164,247	39,530	119,625	12,942	31,681	164,247	39,530
Consumers	-	-	-	-	-	612,595	228,301	597,906	1,438,802	1,066,943
Public Authority	-	-	-	-	-	96,724	10,026	21,414	128,164	248,909
Other	110,192	-	-	110,192	30,903	505,138	4,665	14,647	524,450	755,371
(-) Allowance for doubtful accounts	-	-	-	-	-	(587,505)	(39,675)	(966,836)	(1,594,016)	(1,541,736)

	1,512,775	76,226	438,572	2,027,572	1,709,570	3,709,140	317,636	705,442	4,732,218	4,341,459

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRÁS
LOANS AND FINANCING GRANTED ON MARCH 31, 2009 AND DECEMBER 31, 2008

(In thousands of Reais)

	PARENT COMPANY								CONSOLIDATED

	3/31/2009				12/31/2008				3/31/2009				12/31/2008

	CURRENT CHARGES		PRINCIPAL		CURRENT CHARGES		PRINCIPAL		CURRENT CHARGES		PRINCIPAL		CURRENT CHARGES		PRINCIPAL

	AVERAGE RATE	VALUE	CURRENT	NON- CURRENT	AVERAGE RATE	VALUE	CURRENT	NON- CURRENT	AVERAGE RATE	VALUE	CURRENT	NON- CURRENT	AVERAGE RATE	VALUE	CURRENT	NON- CURRENT

SUBSIDIARIES AND
JOINTLY-OWNED COMPANY
FURNAS	8.18%	11,052	228,548	883,768	10.00%	8,082	78,073	1,091,846	-	-	-	-	-	-	-	-
CHESF	11.32%	-	417,487	2,881,834	11.47%	31,575	440,873	2,988,359	-	-	-	-	-	-	-	-
ELETROSUL	7.83%	-	97,565	499,996	7.56%	1,168	77,274	513,719	-	-	-	-	-	-	-	-
ELETRONORTE	15.73%	27,185	181,520	7,090,028	13.57%	15,500	231,349	7,342,566	-	-	-	-	-	-	-	-
ELETRONUCLEAR	12.45%	20,578	65,350	2,843,680	12.69%	2,176	64,870	2,835,655	-	-	-	-	-	-	-	-
CGTEE	4.72%	7,799	4,416	661,360	6.39%	816		574,138	-	-	-	-	-	-	-	-
CEAL	12.51%	249	32,981	321,256	12.57%	3,435	39,874	303,656	-	-	-	-	-	-	-	-
CERON	11.40%	-	41,037	415,162	11.43%	1,472	53,617	396,735	-	-	-	-	-	-	-	-
CEPISA	11.27%	-	67,656	378,844	12.03%	984	84,663	348,331	-	-	-	-	-	-	-	-
ELETROACRE	11.07%	-	7,263	32,519	11.02%	351	9,557	30,161	-	-	-	-	-	-	-	-
MANAUS	10.86%	-	131,509	1,171,038	10.49%	-	140,254	589,101	-	-	-	-	-	-	-	-
ITAIPU	7.08%	-	60,375	17,941,105	7.07%	-	60,944	18,355,581	-	-	30,188 -	8,970,553		-	30,472	9,177,791

		66,863	1,335,707	35,120,590		65,559	1,281,348	35,369,848			-30,188	8,970,553		-	30,472	9,177,791

OTHER

CEMIG	6.15%	268	54,649	359,850	6.76%	2,457	63,022	403,565	6.15%	268	54,649	359,850	6.76%	2,457	63,022	403,565
COPEL	8.39%	15	4,209	66,090	10.21%	429	4,548	67,142	8.39%	15	4,209	66,090	8.39%	429	4,548	67,142
CEEE	8.95%	100	57,098	29,564	9.33%	172	66,693	30,085	8.95%	100	57,098	29,564	9.33%	172	66,693	30,085
DUKE	10.00%	2,267	171,843	405,364	10.00%	2,375	168,691	439,233	10.00%	2,267	171,843	405,364	10.00%	2,375	168,691	439,233
AES TIETÊ	10.00%	4,599	231,367	913,136	10.00%	4,819	224,659	982,694	10.00%	4,599	231,367	913,136	10.00%	4,819	224,659	982,694
AES ELETROPAULO	10.29%	277,458	113,968	-	10.01%	274,406	117,931	-	10.29%	277,458	113,968	-	9.30%	274,406	117,931	-
TRACTEBEL	12.00%	-	28,137	33,815	12.00%	707	29,611	41,114	12.00%	-	28,137	33,815	12.00%	707	29,611	41,114
CELPE	6.00%	434	15,670	74,039	6.00%	867	17,173	77,957	6.00%	434	15,670	74,039	4.44%	867	17,173	77,957
CEMAR	5.91%	-	20,066	320,908	5.09%	1,154	26,352	317,532	5.91%	-	20,066	320,908	6.07%	1,154	26,352	317,532
CESP	9.36%	820	28,395	226,201	9.36%	1,165	28,121	235,273	9.36%	820	28,395	226,201	9.33%	1,165	28,121	235,273
OTHER		93,226	326,191	1,604,284	-	100,658	331,872	1,572,714		93,417	428,919	1,700,586	-	101,821	443,301	1,695,257
( -) Allowance for doubtful accounts		(66,406)	(68,542)		-	(59,454)	(58,221)	-		(66,406)	(68,542)	-	-	(58,221)	(59,454)	-

		312,781	983,051	4,033,251		330,988	1,019,219	4,167,309		312,972	1,085,779	4,129,553		332,151	1,130,648	4,289,852

T O T A L		379,644	2,318,758	39,153,841		396,547	2,300,567	39,537,157		312,972	1,115,967	13,100,106		332,151	1,161,120	13,467,643

The long- term portion of loans and financing granted with usual and sector funds, including transfers mature in variable portions, as shown below:

	2010	2011	2012	2013	2014	After 2014	TOTAL

PARENT COMPANY	2,976,960	2,781,021	2,595,367	2,501,559	2,434,402	26,247,848	39,537,157
CONSOLIDATED	1,014,050	947,306	884,067	852,112	829,237	8,940,871	13,467,643

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

INVESTMENTS IN CONSOLIDATED COMPANIES ON MARCH 31, 2009 AND DECEMBER 31, 2008

(In thousands of Reais)

	3/31/2009										12/31/2008

COMPANIES DATA	FURNAS	CHESF	ELETROSUL	ELETRONORTE	ELETRONUCLEAR	ELETROPAR	CGTEE	MANAUS	ITAIPU (a)	TOTAL	TOTAL

Capital Stock	6,000,000	4,196,306	1,245,042	4,177,205	3,296,032	55,769	868,721	2,381,558	231,520	-	-

Advance for future capital increase	31,154	-	94,576	-	-	62,285	-	-	-	-	-

Shareholders' Equity	13,846,248	13,036,742	2,406,373	6,031,075	4,337,898	129,180	317,949	578,659	231,520	-	-

Net income (loss) for the year	164,705	263,592	52,224	(157,590)	18,161	10,591	(32,057)	(175,311)	-	-	-

ELETROBRÁS' INTEREST
Number of shares -thousand shares
Common	50,618,949	40,478	42,582,421	68,736,323	9,611,945	8,480,196	1,126,273	1,750,588	-	-	-
Preferred	14,088,233	1,002	-	-	2,687,056	-		-	-	-
% interest
Subscribed and paid-up shares	99.54	99.45	99.71	98.66	99.80	81.61	99.94	100.00	50.00	-	-
Voting capital	99.82	100.00	99.71	98.66	99.92	81.61	99.94	100.00	50.00	-	-

BREAKDOWN OF INVESTMENTS:
Balances at the beginning of the period	13,587,598	12,410,121	2,253,020	6,106,975	4,311,530	45,948	349,797	753,971	116,850	39,935,810	38,672,726
Equity pick-up -income (loss) for the period	163,948	262,140	52,073	(155,509)	18,126	8,645	(32,039)	(175,311)	(1,090)	140,983	1,149,525
Dividends	-		-	-	-	-	-	-	-	-	(477,535) -

Balances at the end of the period	13,751,546	12,672,261	2,305,093	5,951,466	4,329,656	54,593	317,758	578,660	115,760	40,076,793	39,344,716

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

FIXED ASSETS
(In thousands of Reais)

	PARENT COMPANY	SUBSIDIARIES													CONSOLIDATED

	3/31/2009	3/31/2009													03/31/2009

	ELETROBRAS	FURNAS	CHESF	ELETRONORTE	ELETRONUCLEAR	ELETROSUL	ITAIPU	CGTEE	MANAUS	CEAL	CERON	CEPISA	ELETROACRE	ELETROPAR	TOTAL

Generation
On service	-	8,961,298	17,354,168	17,599,590	6,051,064	-	18,380,546	186,702	2,092,012		36,195	13,374		-	70,674,949
Accumulated depreciation	-	(3,114,204)	(7,028,069)	(7,358,926)	(2,086,422)	-	-	-	(1,019,475)	-	(23,274)	(10,232)	-	-	(20,640,602)

	-	5,847,094	10,326,099	10,240,664	3,964,642	-	18,380,546	186,702	1,072,537	-	12,921	3,142	-	-	50,034,346
In progress	-	1,608,035	186,902	364,423	2,649,641	361,373	507,447	815,444	86,446		8	3,710		-	6,583,428

	-	7,455,129	10,513,001	10,605,087	6,614,283	361,373	18,887,992	1,002,146	1,158,983	-	12,929	6,851	-	-	56,617,774

Transmission
On service	13,269	12,509,024	7,472,322	6,219,089	-	3,587,789	1,425,602	-	-					-	31,227,094
Accumulated depreciation	(827)	(6,425,000)	(3,371,542)	(2,943,037)	-	(1,395,459)	-	-						-	(14,135,865)

	12,442	6,084,024	4,100,780	3,276,052	-	2,192,330	1,425,602	-		-	-	-	-	-	17,091,230
In progress	-	1,239,184	1,108,638	545,394	-	444,283	-	-						-	3,337,499

	12,442	7,323,208	5,209,418	3,821,446	-	2,636,613	1,425,602	-		-	-	-	-	-	20,428,729

Distribution
On service	-	1,512	-	229,026	-	-	-	-	1,153,603	704,130	500,463	682,874	264,932	-	3,536,540
Accumulated depreciation	-	(605)	-	(64,833)	-	-	-	-	(537,606)	(260,007)	(215,665)	(294,161)	(68,914)	-	(1,441,791)

	-	907	-	164,193	-	-	-	-	615,997	444,123	284,798	388,714	196,018	-	2,094,750
In progress	-	-	-	100,441	-	-	-	-	229,599	73,229	97,188	610	61,469	-	562,536

	-	907	-	264,634	-	-	-	-	845,596	517,352	381,986	389,324	257,487	-	2,657,286

Management
On service	42,098	205,986	1,048,497	60,912	14,523	33,600	991,803	-	287,084	14,311	22,216		15,592	188	2,736,810
Accumulated depreciation	(29,771)	(90,090)	(499,767)	(29,173)	(6,831)	(10,487)	-	-	(190,945)	(8,779)	(12,248)	-	(10,003)	(143)	(888,237)

	12,327	115,896	548,730	31,739	7,692	23,113	991,803	-	96,139	5,532	9,968	-	5,589	45	1,848,573
In progress	-	19,311	76,630	167,175	1,136	674	161,319	-	2,209	400	1,080	-	800	-	430,734

	12,327	135,207	625,360	198,914	8,828	23,787	1,153,121	-	98,348	5,932	11,048	-	6,389	45	2,279,307

	24,769	14,914,451	16,347,779	14,890,081	6,623,111	3,021,773	21,466,715	1,002,146	2,102,927	523,284	405,963	396,175	263,876	45	81,983,096

Concession liabilities
(-) Amortizations and reversals	-	-	-	-	-	-	-	-		(418)				-	(418)
(-) Consumers contribution	-	-	(3,344)	(318)	-	-	-	-	(24,375)	(19,535)	(12,405)	(9,623)	(3,305)	-	(72,905)
(-) Federal government contribution	-	-	(108,052)	(230,256)		-	-	-	(51,191)	(168,576)	(24,240)	(3,604)	(164,408)	-	(750,327)
(-) Donations and subsidies for investments	-	-	(43,865)	-	(1,665)	(9,221)	-	-	(215,231)	(36,143)	(4,502)	-	-	-	(310,627)
(-) Other	-	(112,540)	(606)	(38,632)	(183)	-	-	-	-	(5,295)	(114,732)	(56,746)	(8,832)	-	(337,566)

	-	(112,540)	(155,867)	(269,206)	(1,848)	(9,221)	-	-	(290,797)	(229,967)	(155,879)	(69,974)	(176,545)	-	(1,471,844)

TOTAL	24,769	14,801,911	16,191,912	14,620,875	6,621,263	3,012,552	21,466,715	1,002,146	1,812,130	293,317	250,084	326,202	87,331	45	80,511,253

Average Annual Depreciation Rate (%)
Generation	-	2.30%	2.40%	-2.37%	3.30%	0.00%	0.00%	6.12%	2.03%	0.00%	2.82%	0.00%	0.00%	-
Transmission	-	3.00%	2.98%	-2.99%	0.00%	3.19%	0.00%	0.00%	0.00%	0.00%	4.18%	0.00%	0.00%	-
Distribution / Trading	-	5.70%	0.00%	-2.94%	0.00%	0.00%	0.00%	0.00%	3.21%	1.40%	4.26%	5.40%	4.09%	-
Management	7.95%	9.30%	7.31%	-16.57%	10.00%	7.51%	0.00%	12.50%	1.55%	1.40%	9.01%	5.60%	5.29%	-

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

FIXED ASSETS
(In thousands of Reais)

	PARENT COMPANY	SUBSIDIARIES													CONSOLIDATED

	12/31/2008	12/31/2008													12/31/2008

	ELETROBRAS	FURNAS	CHESF	ELETRONORTE	ELETRONUCLEAR	ELETROSUL	ITAIPU	CGTEE	MANAUS	CEAL	CERON	CEPISA	ELETROACRE	ELETROPAR	TOTAL

Generation
On Service	-	8,865,499	17,319,003	17,474,335	6,048,244	-	18,944,955	197,752	2,026,384		47,318			-	70,923,490
Accumulated Depreciation	-	(3,064,423)	(6,940,820)	(7,254,557)	(2,042,099)	-	-	-	(1,004,830)		(32,139)			-	(20,338,868)

	-	5,801,076	10,378,183	10,219,778	4,006,145	-	18,944,955	197,752	1,021,554	-	15,179	-	-	-	50,584,622
In progress	-	1,474,035	195,185	482,753	2,561,143	289,774	270,616	726,860	147,757		1,545			-	6,149,668

	-	7,275,111	10,573,368	10,702,531	6,567,288	289,774	19,215,571	924,612	1,169,311	-	16,724	-	-	-	56,734,290

Transmission
On Service	13,269	12,418,450	7,479,588	6,220,484	-	3,232,630	1,439,025	-	-					-	30,803,446
Accumulated Depreciation	(740)	(6,336,871)	(3,321,142)	(2,897,953)	-	(1,355,168)	-	-						-	(13,911,874)

	12,529	6,081,579	4,158,446	3,322,531	-	1,877,462	1,439,025	-		-	-	-	-	-	16,891,572
In progress	-	1,263,346	1,015,348	507,751	-	149,560	-	-						-	2,936,005

	12,529	7,344,925	5,173,794	3,830,282	-	2,027,022	1,439,025	-		-	-	-	-	-	19,827,577

Distribution
On Service	-	1,416	-	227,885	-	-	-	-	1,105,448	673,588	480,320	363,518	257,754	-	3,109,929
Accumulated Depreciation	-	(549)	-	(62,600)	-	-	-	-	(527,136)	(252,788)	(212,092)	(172,817)	(65,738)	-	(1,293,720)

	-	867	-	165,285	-	-	-	-	578,312	420,800	268,228	190,701	192,016	-	1,816,209
In progress	-	79	-	99,333	-	-	-	-	245,443	88,585	95,904	116,078	53,911	-	699,333

	-	946	-	264,618	-	-	-	-	823,755	509,385	364,132	306,779	245,927	-	2,515,542

Management
On Service	41,777	200,171	1,030,983	55,006	14,754	33,175	1,001,391	-	286,948	14,311	33,626		15,059	187	2,727,388
Accumulated Depreciation	(28,812)	(87,704)	(486,686)	(24,480)	(6,851)	(9,947)	-	-	(187,542)	(8,583)	(14,144)	-	(9,825)	(140)	(864,714)

	12,965	112,467	544,297	30,526	7,903	23,228	1,001,391	-	99,406	5,728	19,482	-	5,234	47	1,862,674
In progress	-	24,016	79,326	162,735	411	-	402,292	-	1,317	399	96	-	1,248	-	671,840

	12,965	136,483	623,623	193,261	8,314	23,228	1,403,683	-	100,723	6,127	19,578	-	6,482	47	2,534,514

	25,494	14,757,465	16,370,785	14,990,692	6,575,602	2,340,024	22,058,279	924,612	2,093,789	515,512	400,434	306,779	252,409	47	81,611,922

Concession liabilities
(-) Amortizations and reversals	-	-	-	-	-	-	-	-		(418)				-	(418)
(-) Consumers contribution	-	-	(3,344)	(318)	-	-	-	-	(24,375)	(19,258)	(12,111)	-	(3,266)	-	(62,672)
(-) Federal government contribution	-	-	(108,052)	(230,256)	(2,056)	-	-	-	(53,747)	(150,895)	(24,240)	-	(146,828)	-	(716,074)
(-) Donations and subsidies for investments	-	-	(43,865)		-	(6,815)	-	-	(197,751)	(36,143)	(4,502)	-	-	-	(289,076)
(-) Other	-	(112,540)	(606)	(38,632)	(189)	-	-	-	-	(5,296)	(114,999)	-	(8,747)	-	(281,009)

	-	(112,540)	(155,867)	(269,206)	(2,245)	(6,815)	-	-	(275,873)	(212,010)	(155,852)	-	(158,841)	-	(1,349,249)

TOTAL	25,494	14,644,925	16,214,918	14,721,486	6,573,357	2,333,209	22,058,279	924,612	1,817,916	303,502	244,582	306,779	93,568	47	80,262,674

Average Annual Depreciation Rate (%)
Generation	-	2.30%	2.41%	2.56%	3.30%	0.00%	0.00%	6.12%	2.02%	0.00%	2,98%	0.00%	0.00%	-
Transmission	-	3.00%	2.98%	2.76%	0.00%	3.19%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	-
Distribution / Trading	-	5.70%	0.00%	3.00%	0.00%	0.00%	0.00%	0.00%	1.06%	6.44%	4.21%	5.40%	4.09%	-
Management	7.95%	9.30%	7.18%	15.00%	10.00%	7.51%	0.00%	12.50%	1.57%	4.19%	9,25%	5.60%	5.29%	-

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

LOANS AND FINANCING RECEIVED ON MARCH 31, 2009 AND DECEMBER 31, 2008

(In thousands of Reais)

	PARENT COMPANY								CONSOLIDATED

	3/31/2009				12/31/2008				3/31/2009				12/31/2008

	CURRENT CHARGES		PRINCIPAL		CURRENT CHARGES		PRINCIPAL		CURRENT CHARGES		PRINCIPAL		CURRENT CHARGES		PRINCIPAL

	AVERAGE RATE	VALUE	CURRENT	NON- CURRENT	AVERAGE RATE	VALUE	CURRENT	CURRENT	AVERAGE RATE	VALUE	CURRENT	CURRENT	AVERAGE RATE	VALUE	CURRENT	CURRENT

FOREIGN CURRENCY
Financial Institutions

Inter-American Development Bank - IDB	5.32%	11,130	43,077	366,152	5.32%	5,489	43,482	369,600	5.32%	11,129	43,077	366,152	5.32%	5,489	43,482	369,600
Corporación Andino de Fomento - CAF	4.77%	8,889		1,620,640	4.76%	10,340	-	1,635,900	4.76%	8,890		1,620,640	4.76%	10,340	-	1,635,900
Kreditanstalt fur Wiederaufbau - KFW	5.73%	1,882	29,233	89,068	5.73%	202	31,349	95,514	5.73%	2,548	56,182	89,068	5.73%	376	59,698	95,514
AMFORP & BEPCO	6.50%	1	132	-	6.50%	-	128		6.50%	1 -	132		6.50%	-	-	128
Dresdner Bank	6.25%	2,416	29,233	89,067	6.25%	259	31,349	95,513	6.25%	2,689	42,316	89,067	6.25%	331	45,110	95,513
Eximbank	2.15%	4,696	52,681	435,590	2.15%	2,544	56,822	482,981	2.15%	-	52,682	435,590	2.15%	2,544	56,823	482,981
Other		11,970	2,339	648,779		2,510	2,359	585,323		17,934	17,763	571,160		3,466	19,246	502,328

		40,984	156,695	3,249,296		21,344	165,489	3,264,831		43,191	212,152	3,171,677		22,546	224,487	3,181,836

Bonus
Bonus -Dresdner Bank	7.75%	21,160	-	694,560	7.75%	5,347	-	701,100	7.75%	21,160		694,560	7.75%	5,347	-	701,100

		21,160	-	694,560		5,347	-	701,100		21,160		694,560		5,347	-	701,100

Other
National Treasury -ITAIPU		-	-	-		-	-	-		12,266	458,031	11,931,845		5,698	941,908	11,655,965

		-				-	-	-		12,266-	458,031	11,931,845		5,698	941,908	11,655,965

		62,144	156,695	3,943,856		26,691	165,489	3,965,931		76,617	670,184	15,798,082		33,591	1,166,395	15,538,901

DOMESTIC CURRENCY
Receivables securitization fund		-	-	-		-	-	-		-	161,013	26,836			224,977	86,930
Other		-	-	-		-	-	-		54,007	266,501-	2,970,159		52,114	237,534	2,671,731

		-	-	-		-	-	-		54,007	427,514-	2,996,995		52,114	462,511	2,758,661

		62,144	156,695	3,943,856		26,691	165,489	3,965,931		130,624	1,097,697	18,795,077		85,705	1,628,906	18,297,562

a) Debts are guaranteed by the federal government and/or ELETROBRÁS.

b) The total amount due in foreign currency, including charges, corresponds to R$ 4,162,695 thousand in the parent company, equivalent to US$ 1,797,985 thousand and, R$16,544,882 thousand in the consolidated  equivalent to US$7,146,200 thousand. The percentage distribution per type of currency is as follows:

	US$	EURO	YEN

PARENT COMPANY	82%	6%	12%
CONSOLIDATED	93%	5%	2%

c) Loans and financing are subject to charges, whose average rate in 2008 was 6.40% p.a. and 7.03 % p.a. in 2007.

d) The long- term portion of loans and financing denominated in thousands of US Dollars has the following maturity:

	2010	2011	2012	2013	2014	After 2014	TOTAL

PARENT COMPANY	117,563	117,563	190,673	238,233	238,235	801,196	1,703,462
CONSOLIDATED	710,596	530,899	669,495	666,200	636,833	4,904,100	8,118,123

07.01 – COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

In 1Q09, Eletrobrás posted net income of R$101.3 million or R$0.09 per share, 88% lower year-on-year, when the income was R$841.5 million or R$0.74 per share. 2009 results correspond to the 0.12% Return on Shareholders’ Equity as compared to the 0.98% in- the previous year.

Net income in 1Q09 was strongly influenced by the recognition of the regulatory asset reduction on the trading of Itaipu’s electricity in the amount of R$909 million, due to the exchange rate variation e and the variation in the North American Consumers Good and Industrial Price indexes, used to determine the regulatory asset, since it is denominated in US Dollars.

The balance of the Regulatory Asset derives from the trading of ITAIPU Binacional’s electricity from January to March 2009, represented by item Right of Reimbursement, in Non-Current Assets, amounts to R$3,223.5 million, corresponding to US$1,392.3 million, and will be realized by 2023.

a. Eletrobrás System

a.1 Consolidated Financial Statements Indicators

Eletrobrás System’s consolidated Financial Statements grew as follows:

CONSOLIDATED	1st Quarter – R$ million
	2009	2008	Variation
Operating revenues	6,087.8	7,237.7	-15.89%
Operating expenses	5,457.4	5,365.1	1.72%
Income before Financial Results	630.4	1,872.6	-66.33%
Financial results	-359.0	-232.7	54.31%
Net income	101.3	841.5	-87.96%
Net income per share	R$0.09	R$ 0.74	-87.84%
Market value	29,159.8	29,911.4	-2.51%
Operating margin (%)	10.36%	25.87%	-15.51 pp
Net margin (%)	1.66%	11.63%	-9.97 pp
Operating Margin = Operating Profit / Operating Revenue
Net Margin = Net Income / Operating Revenue.
pp = percentage points

a.2 EBTIDA Growth

In 1Q09, the sum of our subsidiaries’ EBITDAs amounted to R$1,249 million, 29% lower than the R$1,761 million recorded in 1Q08. Regarding our energy generation and transmission companies, Furnas was up by 47%, from R$294 million to R$433 million. Chesf had a 47% decrease, from R$1,019 million to R$544 million.

In 1Q09, Eletronorte, which supplies the isolated Brazilian system, dropped 28%, from R$303 million in 1Q08 to R$218 million. In 1Q09, Eletrosul posted an R$106 million EBITDA, up by 43% compared to the R$74 million recorded in 1Q08.

Eletronuclear recorded a 17% drop, from R$171 million in 1Q08 to R$142 million in 1Q09, whereas CGTEE rose 65%, from R$(61) million to R$(21) million.

With regards to energy distribution companies, there was a 60% drop in the total amount of EBITDAs, from R$(48) million in 1Q08 to R$(77) million in 1Q09.

The EBITDA recorded for each company of Eletrobrás System is shown after their respective Financial Statements.

b. Eletrobrás’ Equity Interests

The recognition of Eletrobrás investees’ results positively impacted the Company’s 2009 results in R$250.8 million, due to equity investments assessment, as shown below:

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	3/31/2009	3/31/2008	3/31/2009	3/31/2008

Investments in subsidiaries
Equity accounting	142,076	397,135	-	-
Capital earnings - ITAIPU	3,505	2,596	3,505	2,596

	145,581	399,731	3,505	2,596

Investments in associated companies
Equity accounting	100,540	179,481	125,028	4,042
	-
Interest on equity		21,714	-	133,842

	100,540	201,195	125,028	137,884

Other investments
Dividends	85	301	85	301
Partnership investment remuneration	4,568	16,316	5,661	191,756

	4,653	16,617	5,746	192,057

	250,774	617,543	134,279	332,537

c – Financial Results

The depreciation of the U.S. dollar against the Real and the fact that Eletrobrás detains a considerable portion of its receivables (net from liabilities) – R$26.4 million (US$11.4 million) – indexed to foreign currency, mainly the U.S. dollar, had a negative effect on the Company’s 1Q09 results, recording a net expense in the amount of R$199.2 million due to the exchange variation. Year-on-year there was an R$159.6 loss.

With regards to monetary variations from internal price levels in 1Q09, the Company posted an R$11.8 million loss against the R$268.50 million gain in 1Q08, as shown below:

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	3/31/2009	3/31/2008	3/31/2009	3/31/2008

Financial Income (Expenses)
Interest income, commission and fees	998,637	880,734	276,257	277,696
Debt charges	(157,220)	(109,612)	(448,350)	(346,101)
Fees from shareholders’ funds	(446,017)	(332,116)	(469,132)	(358,660)
Income from financial investments	336,724	170,694	427,582	244,174
Other income (expenses)	30,653	632	(41,564)	85,170

	701,561	610,332	(255,207)	(97,721)
Monetary and Exchange Restatements
Net monetary restatements	(11,838)	268,515	21,621	106,216
Net Exchange restatements	(199,226)	(159,602)	(125,463)	(241,176)

	(211,064)	108,913	(103,842)	(134,960)

	490,497	719,245	(359,049)	(232,681)

d. Distribution Companies

Through the unified management of electricity distribution companies that are part of the ELETROBRÁS System, which operate in Northern and Northeastern Brazil, and the implementation of operating cost reduction policies and integrated strategic planning, the Company seeks to improve future results. As in 2008, the Company expects to have gains in 2009.

2 – INVESTMENT OF FUNDS

In 1Q09, ELETROBRÁS disbursed funds in the amount of R$372,418.3 thousand, of which R$156,523.7 thousand with Ordinary Appeals – R.O, R$123,744.5 thousand with funds of Energy Development Account – C.D.E. and R$92,150.1 thousand with funds from Reversal Global Reserve – R.G.R., targeted at the following Programs:

Ordinary Appeals – R.O.

PROGRAM	R$ THOUSAND
Operating Deficit Coverage	122,299.2
Share Purchase	2,646.0
Generation	31,559.9
Debt Payment in Installments	18.6
TOTAL	156,523.7

C.D.E. Funds

PROGRAM	R$ THOUSAND
Luz para Todos (Electricity for Everyone)	123,744.5
TOTAL	123,744.5

R.G.R. Funds

PROGRAM	R$ THOUSAND
Distribution	2,681.1
Luz para Todos (Electricity for Everyone)	35,180.4

Reluz	7,848.0
Transmission	46,440.6
TOTAL	92,150.1

3 – BUSINESSES SITUATION

Aiming at providing a general overview of the main activities and events carried out in 1Q09, we present below a summary of the situation of the main electricity generation and transmission projects, directly or indirectly carried out by the companies that are part of Sistema Eletrobrás, classified according to their geographic location.

NORTHERN REGION

• ENERGY GENERATION WORKS:

UHE Santo Antônio: located at the Madeira River, State of Rondônia, with installed capacity of 3,150 MW, which began in September 2008. The operational start-up for the 1st generating unit is scheduled for May 1, 2012. Furnas Centrais Elétricas S.A. stands out with 39% interest in the project in a partnership with the private initiative.

UHE Jirau: located at the Madeira River, State of Rondônia, with installed capacity of 3,300 MW. The request for the Installation Permit advance was filed in January 13, 2009 and the operational start-up is scheduled for January 31, 2013. Companhia Hidro Elétrica do São Francisco – CHESF (20%) and Centrais Elétricas do Sul do Brasil S.A – ELETROSUL (20%) interest in the business, in a partnership with the private initiative, stand out.

• ENERGY TRANSMISSION WORKS:

LT 230 kV São Luiz II / São Luiz III – 36 km: Under construction and acquisition of construction equipment and materials. Energy transmission is expected for: August 2009.

LT 138 kV Calçoene / Oiapoque – 204 km and Associated Substations: Waiting for the process to obtain the Environmental Licenses (Preliminary Permit - LP and Installation Permit - LI) to begin the works. Energy transmission is expected for April 2010.

SE São Luiz III: The implementation of a new substation with 230/69 kV - 150 MVA of transformation is under construction (earthworks). Electromechanical assembly has not begun. Energy transmission is expected for August 2009.

SE Ariquemes: the installation of two 60 MVA tree-phase transformers, rearranged from SE Porto Velho I to replace the two 30 MVA transformers and the installation of a 20 Mvar reactor and its respective connections are under construction and electromechanical assembly. Energy transmission is expected for July 09.

SE Pimenta Bueno: The implementation of the second 55 MVA auto-transformer and associated connections, currently installed at SE Coxipó, is under construction and electromechanical assembly. Energy transmission is expected for August 2009.

SE Ji-Paraná: The installation of a 100 MVA 230/138/13.8 kV three-phase transformer and its respective connections, currently installed at SE Coxipó, is under construction and electromechanical assembly. Energy transmission is expected for August 2009.

SE Santa Maria: The replacement of a 50 MVA 230/69/13.8 kV three-phase transformer (working) by a 150 MVA transformer and the installation of a new 150 MVA 230/69/13.8 kV three-phase transformer is under construction. Energy transmission is expected for October 2009. SE Guamá: Under final phase of mobilization for the installation of the third 3x50 MVA 230/69/13.8 kV single-phase transformer bank and its respective connections. Energy transmission is expected for June 2009.

NORTHEASTERN REGION

• ENERGY TRANSMISSION WORKS:

LT 230 kV Milagres/Coremas - C2: The LT 230 kV Milagres/Coremas – C2, which is 120 km long, has simple circuit and 251 steel structures, is under construction and assembly. Energy transmission date was postponed for June 09.

LT 230 kV Funil/Itapebi – C3: Works have not started. The construction of the LT 230 kV Funil/Itapebi – C3, which is 198 km long, has simple circuit and 400 steel structures, depends on the approval of the environmental process by IBAMA so the engineering services can begin. Energy transmission date was postponed for December 2009.

Installation of Transformers: The works for the installation of three-phase transformers at SEs Pau Ferro, Pici II, Piripiri, Tacaimbó, Santa Cruz II, Jardim II, Bom Nome, Penedo, Angelim and Senhor do Bonfim II, totaling 860 MVA, have started and energy transmission is expected for 2009.

LT 230 kV Ibicoara/Brumado – C1: The Environmental Resources Center of Bahia - CRA/State Environment Council - CEPRAM waived the environmental license for the construction of the LT 230 kV Ibicoara/Brumado – C1, which is 95 km long, has simple circuit and 190 steel structures. The construction services contracting phase has already been concluded. Awaiting the authorization of the Institute for National Artistic and Historic Heritage (IPHAN) to issue the order to start the works. Energy transmission depends on the effective beginning of the construction.

LT 230 kV Paraíso/Açu II – C2: The Institute for Environment and Sustainable Development (IDEMA) issued the Preliminary and Installation Permits to construct LT 230 kV Paraíso/Açu II – C2, which is 135 km long, has simple circuit and 270 steel structures. Due to the postponement of the construction services contracting, the energy transmission depends on the effective beginning of the works.

LT 230 kV Picos/Tauá II – C1: The construction of the LT 230 kV Picos/Tauá II – C1, which is 180 km long, has simple circuit and 360 steel structures, depends on the conclusion of the construction contracting process and the approval of the environmental process by IBAMA/main office. Energy transmission depends on the effective beginning of the construction.

LT 230 kV Eunápolis/Teixeira de Freitas II – C1: The works have not started. The basic project for the construction of LT 230 kV Eunápolis/Teixeira de Freitas II – C1, which is 143 km long, has simple circuit and 286 steel structures, was concluded in November 2008. Awaiting the Authorization for Vegetation Suppression (ASV) by IBAMA to begin the engineering services. Energy transmission is expected for November 2010.

LT 230 kV Jardim/Penedo – C1: The works have not started. The basic project for the construction of LT 230 kV Jardim/Penedo – C1, which is 110 km long, has simple circuit and 220 steel structures, was concluded in APR/2008. Awaiting the Preliminary Permit (LP) and Installation Permit (LI) to begin the engineering services. Energy transmission is expected for February 2010.

SE Teixeira de Freitas II: The installation of a 230/138 kV – 3 x 33 MVA single-phase autotransformer bank is in project. Energy transmission expected for April 2010.

SOUTHEASTER REGION

• ENERGY GENERATION WORKS:

UHE Retiro Baixo: The plant works stated in March 2007 continue. The target is the operational start-up for the 1st generating unit in January 2010. The 49% interest of Furnas Centrais Elétricas S.A. in the project stands out.

UHE Simplício: The plant works started in January 2007 continue. The target is the operational start-up for the 1st generating unit in July 2010. Project is under concession of Furnas Centrais Elétricas S.A.

UHE Baguarí: The plant works started in May 2007 continue and the operational start-up for the 1st generating unit, is scheduled for October 2009. The 15% interest of Furnas Centrais Elétricas S.A. in the project stands out.

UTN Angra 3: Highlight for the restart of construction works of the Power Plant through CNPE Resolution 003 of June 25, 2007, with the issuance of the Installation Permit (LI) of the work site on September 23, 2008. Works are expected to resume in June 2009, whose objective is the operational start-up of the 1,350 MW energy generating unit scheduled for December 2014. Project granted to Eletrobrás Termonuclear S.A.

• ENERGY TRANSMISSION WORKS:

SE Viana 2A: The implementation of the third 3 x 75 MVA 345/138/13.8 kV single-phase autotransformer bank is under progress. The Installation Permit was issued in January 2009. Energy transmission is expected for June, 2009.

SE Macaé 2A: The civil works and the electromechanical assembly are under contracting phase for the implementation of one 4 x 20 Mvar 345kV reactor bank and its respective connection module. Energy transmission is expected for June 2009.

LT 345 kV Macaé/Campos – C3 and associated substations: LT on 345 kV connecting SE Macaé to SE Campos, which is 92 km long, has 103 self-supporting towers and 133 stayed towers, in simple horizontal circuit with 2 954 MCM (RAIL) conductors per phase. The new bidding process for the construction of the third circuit is in process, taking into consideration that the company who won the previous bidding abandoned it due to the delay for the acquisition of the Installation Permit, which was issued by FEEMA on July 24, 2008. The period for energy transmission is 10 months after the beginning of the construction.

LT 345 kV Tijuco Preto / Itapeti and Associated Substations: Project being designed and equipment being purchased. Awaiting the Installation Permit (LI) to begin LT works of 345 kV connecting SE Tijuco Preto to SE Itapeti, which is 21 km long and has double circuit. After the Installation Permit is issued, the project’s schedule will be reassessed. Energy transmission is expected for 10 months after the Installation Permit is granted;

LT 345 kV Itapeti / Northeast and Associated Substations: Project being designed and equipment being purchased. Awaiting the Installation Permit (LI) to begin LT works of 345 kV connecting SE Itapeti to SE Nordeste, which is 29 km long and has double circuit. Energy transmission expected is for 10 months after the Installation Permit is granted;

LT 345 kV Furnas / Pimenta II and Associated Substations: The project is stopped, awaiting the Installation Permit (LI). The Preliminary Permit (LP) was obtained "ad referendum", process: COPAM 12701/2006/001/2007, on O March 13, 2008. The projects’ schedule will be revised once its energy transmission will happen 9 months after the LI is issued. The interest of Furnas Centrais Elétricas S/A in this project stands out with 49% of Companhia de Transmissão Centroeste de Minas shares.

MID-WESTERN REGION

• ENERGY GENERATION WORKS:

UHE Serra do Facão: Continuation of the plant’s works which started in December 2006, and whose objective is the start-up of the first energy generating unit in October 2010, highlighting the 49.5% interest of Furnas Centrais Elétricas S.A. in this project.

UHE Batalha: Continuation of the plant’s works which began in June 2008, and whose objective is the start-up of the first energy generating unit in May 2011. Project granted by Furnas Centrais Elétricas S.A.

UHE Dardanelos: Continuation of the plant’s works which began in August 2007, whose objective is the start-up of the first energy generating unit in January 2010, highlighting the interest of Centrais Elétricas do Norte do Brasil S.A – Eletronorte with 24.5% and Companhia Hidro Elétrica do São Francisco – CHESF with 24.5% .

UHE São Domingos: The project has not begun and is under environmental licensing phase and contracting services and materials. Works are expected to begin in July 2009. Project under concession of Centrais Elétricas do Sul do Brasil S.A. – ELETROSUL.

• ENERGY TRANSMISSION WORKS:

SE Coxipó: The installation of the forth 3x33 MVA 230/138/13.8 kV single-phase autotransformer bank (AT4) is under civil works. The electromechanical assembly has not started. The main equipment has already been acquired and is in the workplace. Energy transmission is expected for June 2009.

LT Brasnorte – Nova Mutum and associated substations: under civil work phase and assembly of LT 230 kV – CD structures, which is 264 km long. Cable launch not started. Associated substations are under civil works phase. Highlight for the interest of Centrais Elétricas do Norte do Brasil S/A- Eletronorte in this project with 45% of Brasnorte Transmissora de Energia consortium’s shares. Energy transmission is expected for August 2009.

LT Juba – Jauru and associated substations: Under civil work phase and assembly of LT 230 kV – CD structures, which is 121 km long. Cable launch not started. Associated substations are under civil works phase. Highlight for the interest of Centrais Elétricas do Norte do Brasil S/A- Eletronorte in this project with 45% of Brasnorte Transmissora de Energia consortium’s share. Energy transmission is expected for August 2009.

SE Brasília Geral: Works not started. The executive project has been concluded. Under phase to acquire equipment and material for the installation of two 60 MVA 230/34.5 kV transformers. Energy transmission is expected for June 2009.

SOUTHERN REGION

• ENERGY GENERATION WORKS:

UHE Foz do Chapecó: Continuation of the plant’s works which began in January 2007, and whose objective is the operational start-up for the 1st generating unit, scheduled for August 2010. The 40% interest of Furnas Centrais Elétricas S.A. in the project stands out.

UHE Mauá: Continuation of the plant’s works which began in July 2008, and whose objective is the operational start-up for the 1st generating unit, scheduled for January 2011. The 49% interest of Centrais Elétricas do Sul do Brasil S.A – ELETROSUL in the project stands out.

UHE Passo de São João: Continuation of the plant’s works which began in November 2007, and whose objective is the operational start-up for the 1st unit, scheduled for November 2009. Project under concession of Centrais Elétricas do Sul do Brasil S.A. – ELETROSUL.

UTE Candiota III (Pres. Médice – Phase C): Continuation of the plant’s works which began in September 2006, and whose objective is the operational start-up for the 350 MW generating unit scheduled for July 2010. Project authorized for Companhia de Geração Térmica de Energia Elétrica – CGTEE.

• ENERGY TRANSMISSION WORKS:

SE Joinville Norte: The implementation of SE Joinville Norte is under civil works and electromechanical assembly phase, with the installation of 02 (two) 150 MVA 230/138-13.8 kV transformers. The supply of the material and main equipment was concluded. Energy transmission is expected for May 2009;

SE Missões: Work not started. The expansion of SE Missões 230/69 kV expects the installation of 02 (two) 50 MVA 230/69 kV transformers (2nd and 3rd), and depends on the authorization of the area to begin the following services: prospection, mobilization, construction of fences and earthworks by Rio Grande Energia (RGE). Installation Permit (LI) was issued on December 23, 2008. Energy transmission is expected for may 2010;

LT 230 kV Caxias / Caxias 5: The construction of LT is under electromechanical assembly phase, with simple circuit and approximately 25 km long. Installation Permit (LI) with Authorization for Vegetation Suppression (ASV) was issued on September 19, 2008. The executive project and the supply were concluded. Energy transmission is expected for April 2009;

LT 230 kV Presidente Médici / Santa Cruz 1: The construction of LT, with approximately 236.3 km long is under civil works and assembly phase. Structure and conducting cables supply was 50% concluded. Energy transmission is expected for September 2009;

LT 525 kV Campos Novos / Nova Santa Rita: The construction of LT, which is 273 km long, is under final phase of civil works and assembly. The Installation Permit (LI) was issued on February 19, 2008 and the Authorization for Vegetation Suppression (ASV) was issued on February 28, 2008. Energy transmission is expected for April 2009.

2 – STUDIES AND INVENTORIES

They mainly refer to the participation of ELETROBRÁS Group’s Companies in feasibility studies for the use of hydrographic basins and destined to the construction of new generation projects. It is important to highlight that most of these projects can be found at the Accelerated Growth Program (PAC).

• ELETROBRÁS:

AHE Belo Monte – located in the Xingu River, State of Pará, with installed capacity of 11,231.1 MW.

HYDROELECTRIC INVENTORY OF THE URUGUAY RIVER – located in the border with Argentina, in progress together with Empreendimentos Energéticos Binacionales S.A. – EBISA, from Argentina, this study revaluates the 5,350 MW power verified in the 70s.

• FURNAS:

UHE Mirador: located at the Tocantinzinho River, State of Goiás, with installed capacity of 80 MW.

UHE Maranhão Baixo: located at the Maranhão River, State of Goiás, with installed capacity of 125 MW.

UHE Buriti Queimado: located at das Almas River, State of Mato Grosso, with installed capacity of 142 MW.

UHE Água Limpa: located at the das Mortes River, State of Goiás, with installed Capacity of 320 MW.

• CHESF:

UHE Castelhano: located at the Parnaíba River, States of Piauí and Maranhão, with installed capacity of 64 MW.

UHE Estreito Parnaíba: located at the Parnaíba River, States of Piauí and Maranhão, with installed capacity of 56 MW.

UHE Uruçuí: located at the Parnaíba River, States of Piauí and Maranhão, with installed capacity of 136 MW.

UHE Ribeiro Gonçalves: located at the Parnaíba River, States of Piauí and Maranhão, with installed capacity of 113 MW.

UHE Cachoeira: located at the Parnaíba River, States of Piauí and Maranhão, with installed capacity of 63 MW.

UHE Pedra Branca: located at the São Francisco River, States of Bahia and Pernambuco, with installed capacity of 320 MW.

UHE Riacho Seco: located at the São Francisco River, States of Bahia and Pernambuco, with installed capacity of 240 MW.

• ELETRONORTE:

UHE Novo Acordo: located at the Sono River, State of Tocantins, with installed capacity of 160 MW.

UHE Jurema: located at the Jurema River, State of Mato Grosso, with installed capacity of 46 MW.

AHE Cachoeirão: located at the Jurema River, State of Mato Grosso, with installed capacity of 64 MW.

AHE Toricoejo: located at das Mortes River, State of Mato Grosso, with installed capacity of 76 MW.

AHE Torixoréu: located at the Araguaia River, States of Mato Grosso and Goiás, with installed capacity of 408 MW.

AHE Marabá: located at the Tocantins River, States of Pará and Maranhão, with installed capacity of 2160 MW

AHE Tabajara: located at the Ji-Paraná River, State of Rondônia, with installed capacity of 350 MW.

AHE Serra Quebrada: located at the Tocantins River, State of Pará, with installed capacity of 1328 MW.

HYDROELECTRIC INVENTORY OF THE ITACAIUNAS RIVER BASIN: located in the State of Pará, with 200 MW power expected;

HYDROELECTRIC INVENTORY OF THE TAPAJÓS RIVER BASIN: located in the States of Pará and Amazonas and encompassing 5 plants (São Luiz do Tapajó (6,133 MW), Jatobá (2,338MW); Cachoeira do Cai (802 MW); Jamanxim (881MW) and Cachoeira dos Patos (528MW)), with 10,682 MW total power expected.

3 – MATERIAL FACTS OF THE PERIOD
(JAN/FEB/MAR/2009)

NORTHERN REGION

• ENERGY GENERATION WORKS

UHE JIRAU: The advanced Installation Permit – LI of the Power Plant’s reservoir was issued by IBAMA;

UHE SANTO ANTONIO: Continuation of the plant’s civil works;

• ENERGY TRANSMISSION WORKS

SE Rolim de Moura: The installation of a 40 MVA 138/13.8 kV three-phase transformer (TR1) was concluded in March 09.

SOUTH-EASTERN REGION

• ENERGY GENERATION WORKS:

UHE Retiro Baixo-MG: Continuation of the plant’s civil works.

UHE Simplício-RJ/MG: Continuation of the plant’s civil works and electromechanical assembly.

UHE Baguarí-MG: Continuation of the plant’s civil works.

• ENERGY TRANSMISSION WORKS

SE Campinas 10A: The installation of the 5th 3 x 50 MVA 345/138 kV autotransformer bank and its respective 345 kV connection modules was concluded and energized in February 2009.

MID-WESTERN REGION

• ENERGY GENERATION WORKS:

UHE Batalha-GO: Continuation of the plant’s civil works.

UHE Serra do Facão-GO: Continuation of the plant’s civil works and electromechanical assembly

UHE Dardanelos-MT: Continuation of the plant’s civil work and electromechanical assembly.

SOUTHERN REGION

• ENERGY GENERATION WORKS:

UHE Foz do Chapecó-RS/SC: Continuation of the plant’s civil work and assembly.

UHE Passo de São João-RS: Continuation of the plant’s civil work and electromechanical assembly.

UHE Mauá: Continuation of the plant’s civil work.

4 – STAFF

In 1Q09, ELETROBRÁS had 1,078 employees. There were 59 admissions and 23 dismissals in the quarter.

Out of the 23 dismissals occurred from January to March, 16 were from Eletrobrás’ Voluntary Severance Program.

The Collective Bargaining Agreement – ACT 2009/2010 is currently under negotiation between the Company and the unions.

5 – SECURITIES MARKET

• SHARES

     In 1Q09, 179,067 shares from ELETROBRÁS, representing a total of 106 shareholders, have been incorporated into the Book-Entry Shares System, managed by Banco Bradesco S.A., as shown in the chart below (*):

TYPE	QUANTITY	IN THE	IN THE YEAR
		QUARTER

COMMON	SHARES	-	-
	SHAREHOLDERS	-	-
PREF. A	SHARES	8	8
	SHAREHOLDERS	1	1
PREF. B	SHARES	179,059	179,059
	SHAREHOLDERS	105	105
TOTAL	SHARES	179,067	179,067
	SHAREHOLDERS	106	106

• SHARES TRADED ABROAD

     With regards to the American Depositary Receipts (ADRs) programs, in 1Q09 the bonds had the following trade prices in the North American over-the-counter market:

Amounts in US$

TYPE	MAXIMUM	MINIMUM	NUMBER OF ADRS on 3/31/2009

			Issued	Cancelled	Balance

Common	12.25	11.42	473,600	3,032,100	66,740,367

Class B	10.16	9.24	86,195	513,315	33,010,949
Preferred

     In 1Q09, the number of shares in custody at the Brazilian Clearing and Depositary Corporation (CBLC) that refer to ELETROBRÁS ADR programs is shown in the chart below:

TYPE	3.31.2009

Common	66,740,367
Class B Preferred	33,010,949

Latibex

     In 1Q09, ELETROBRÁS shares in the European market had the following trade prices in the LATIBEX (Share Trading Program of Latin-American Companies):

Amounts in Euros

			NUMBER OF
TYPE	MAXIMUM	MINIMUM	RECEIPTS
			TRADED

Common	9.5	7.86	109,929
Preferred	8.61	7.45	451,135

12.01 – COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

1. QUARTERLY RESULTS

In 1Q09, Eletrobrás posted net income of R$101.3 million or R$0.09 per share, 88% lower year-on-year, when the income was R$841.5 million or R$0.74 per share. 2009 results correspond to the 0.12% Return on Shareholders’ Equity as compared to the 0.98% in the previous year.

Net income in 1Q09 was strongly influenced by the recognition of the regulatory asset reduction on the trading of Itaipu’s electricity in the amount of R$909 million, as a result of the exchange rate variation e and the variation in the North American Consumers Good and Industrial Price indexes, used to determine the regulatory asset, since it is denominated in US Dollars.

The balance of the Regulatory Asset derives from the trading of ITAIPU Binacional’s electricity from January to March 2009, represented by item Right of Reimbursement in Non-Current Assets, amounts to R$3,223.5 million, or US$1,392.3 million, and will be realized by 2023.

1. Eletrobrás System

1.1 Consolidated Financial Statements Indicators

Eletrobrás System’s consolidated Financial Statements grew as follows:

	1st Quarter – R$ million
CONSOLIDATED	2009	2008	Variation
Operating revenues	6,087.8	7,237.7	-15.89%
Operating expenses	5,457.4	5,365.1	1.72%
Income before Financial Results	630.4	1,872.6	-66.33%
Financial results	-359.0	-232.7	54.31%
Net income	101.3	841.5	-87.96%
Net income per share	R$0.09	R$0.74	-87.84%
Market value	29,159.8	29,911.4	-2.51%
Operating margin (%)	10.36%	25.87%	-15.51 pp
Net margin (%)	1.66%	11.63%	-9.97 pp

Operating Margin = Operating Profit / Operating Revenue
Net Margin = Net Income / Operating Revenue.
pp = percentage points

1.2 EBITDA Growth

In 1Q09, the sum of our subsidiaries’ EBITDAs amounted to R$1,249 million, 29% lower than the R$1.761 million recorded in 1Q08.

Regarding our energy generation and transmission companies, Furnas was up by 47%, from R$294 million to R$433 million. Chesf had a 47% decrease, from R$1,019 million to R$544 million.

In 1Q09, Eletronorte, which supplies the isolated Brazilian system, dropped 28%, from R$303 million in 1Q08 to R$218 million. In 1Q09, Eletrosul posted an R$106 million EBITDA, up by 43% compared to the R$74 million recorded in 1Q08. Eletronuclear recorded a 17% drop, from R$171 million in 1Q08 to R$142 million in 1Q09, whereas CGTEE rose 65%, from R$(61) million to R$(21) million.

With regards to energy distribution companies, there was a 60% drop in the total amount of EBITDAs, from R$(48) million in 1Q08 to R$(77) million in 1Q09.

The EBTIDA recorded for each company of Eletrobrás System is shown after their respective Financial Statements.

2. Eletrobrás’ Equity Interests
The recognition of Eletrobrás investees’ results positively impacted the Company’s 2009 results in R$250.8 million, due to equity investments assessment, as shown below:

		R$ thousand

	PARENT COMPANY		CONSOLIDATED

	3/31/2009	3/31/2008	3/31/2009	3/31/2008

Investments in subsidiaries
Equity accounting	142,076	397,135	-	-
Capital earnings - ITAIPU	3,505	2,596	3,505	2,596

	145,581	399,731	3,505	2,596

Investments in associated companies
Equity accounting	100,540	179,481	125,028	4,042
Interest on equity	-	21,714	-	133,842

	100,540	201,195	125,028	137,884

Other investments
Dividends	85	301	85	301
Partnership investment remuneration	4,568	16,316	5,661	191,756

	4,653	16,617	5,746	192,057

	250,774	617,543	134,279	332,537

3 – Financial Results

The U.S. dollar depreciation against the Real and the fact that Eletrobrás holds a considerable portion of its receivables (net from liabilities) – R$26.4 million (US$11.4 million) – indexed to foreign currencies, mainly the U.S. dollar, had a negative effect on the Company’s 1Q09 results, recording a net expense in the amount of R$199.2 million due to the exchange variation. Year-on-year there was an R$159.6 loss.
With regards to monetary variations from internal price levels in 1Q09, the Company posted an R$11.8 million loss against the R$268.50 million gain in 1Q08, as shown below:

		R$ thousand

	PARENT COMPANY		CONSOLIDATED

	3/31/2009	3/31/2008	3/31/2009	3/31/2008

Financial Income (Expenses)
Interest income, commission and fees	998,637	880,734	276,257	277,696
Debt charges	(157,220)	(109,612)	(448,350)	(346,101)
Fees from shareholders’ funds	(446,017)	(332,116)	(469,132)	(358,660)
Income from financial investments	336,724	170,694	427,582	244,174
Other income (expenses)	30,653	632	(41,564)	85,170

	701,561	610,332	(255,207)	(97,721)
Monetary and Exchange Restatements
Net monetary restatements	(11,838)	268,515	21,621	106,216
Net exchange restatements	(199,226)	(159,602)	(125,463)	(241,176)

	(211,064)	108,913	(103,842)	(134,960)

	490,497	719,245	(359,049)	(232,681)

4. Distribution Companies

Through the unified management of electricity distribution companies that are part of the ELETROBRÁS system, which operate in Northern and North Eastern Brazil, and the implementation of operating cost reduction policies and integrated strategic planning, the Company seeks to improve future results. As in 2008, the Company expects to have gains in 2009.

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 – ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE - %	6 – INVESTOR SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	FURNAS CENTRAIS ELÉTRICAS	23.274.194/0001-19	PRIVATE SUBSIDIARY	99.54	17.33
COMMERCIAL, INDUSTRIAL AND OTHER			64,707,172	64,707,172

02	CIA HIDROELÉTRICA DO SÃO FRANSCICO-CHESF	33.541.368/0001-16	PUBLICLY-HELD SUBSIDIARY	99.45	19.06
COMMERCIAL, INDUSTRIAL AND OTHER			41,480	41,480

03	CENTRAIS ELÉTRICAS DO NORTE DO BRASIL	00.357.038/0001-16	PRIVATE SUBSIDIARY	98.66	15.39
COMMERCIAL, INDUSTRIAL AND OTHER			81,552	69,811

04	ITAIPU BINACIONAL	00.395.988/0001-35	PRIVATE SUBSIDIARY	50.000	21.06
COMMERCIAL, INDUSTRIAL AND OTHER			50,000	50,000

20.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

Other Information Deemed as Relevant by the Company

1 – Shareholding by type and class of shareholders with more than 5% of shares of the Company’s capital stock.

ELETROBRÁS

Shareholders	Common shares		Class A Preferred		Class B Preferred		Total
	(units)		Shares (units)		Shares (units)

Federal Government	488,656,241	53.99%			35,191,714	15.49%	523,847,955	46.26%
National Development Fund
FND,	45,621,589	5.04%					45,621,589	4.03%

,BNDESPAR*	133,757,950	14.78%			712,600	0.31%	134,470,550	11.88%

Fundo Garantidor de
Parcerias Público-Privadas -
FGPP	40,000,000	4.42%					40,000,000	3.53%

Other	130,247,380	14.39%	106,700	72.63%	134,283,503	59.11%	264,637,583	23.37%
JP Morgan Chase Bank*	66,740,367	7.38%			33,010,949	14.53%	99,751,316	8.81%
Giovanni Chiappa			17,420	11.85%			17,420	0.002%
Paola Penotti Chiappa			22,800	15.52%			22,800	0.002%
Skagen Kon Tiki
Verdipapirfond					12,645,700	5.57%	12,645,700	1.12%
Aksjefondet Skagen Global					11,342,177	4.99%	11,342,177	1.00%

Total	905,023,527	100.00%	146,920	100.00%	227,186,643	100.00%	1,132,357,090	100.00%

* Depositary bank of Eletrobrás’ ADRs.

* BNDESPAR

BNDES Controlling shareholder - 100% of the capital stock Federal Government BNDES is a federal public company associated with the Ministry of Development, Industry and Foreign Trade.

2 – Amount and type of the Securities issued by the Company held by the groups: Controlling shareholder, Management and Fiscal Council members.

Shareholders on 3/31/2009	Common shares (units)		Class B Preferred Shares (units)		Total* (units)

Controlling	708,035,780	78.23%	35,191,714	15.49%	743,227,494	65.63%
shareholder
Management	20	0.0%	0	0.0%	20	0.0%
Fiscal Council	0	0.0%	0	0.0%	0	0.0%

*The total refers to the interest of shareholder(s) in the Company’s capital stock – 1,132,357,090 shares.

Eletrobrás’ Free Float is composed of:

Shareholders on 3/31/2009	Common shares (units)		Class A Preferred Shares (units)		Class B Preferred Shares (units)		Total** (units)

Other	196,987,727	21.7%	146,920	100.0%	191,282,329	84.2%	389,129,576	34.3%

* The total of 712,600 Class B preferred shares held by BNDESPAR has already been deducted. **The total refers to the interest of shareholder(s) in the Company’s capital stock – 1,132,357,090 shares.

3 – Growth Securities issued by the Company held by the groups: Controlling shareholder, Management and Fiscal Council members.

Shareholders	Common shares (units)		Class B Preferred Shares (units)		Total** (units)
on 3/31/2008

Controlling	708,035,781	78.23%	35,191,002	15.49%	743,226,783	65.81%
shareholder
Management	23	0.0%	0	0.0%	23	0.0%
Fiscal Council	0	0.0%	0	0.0%	0	0.0%

**The total refers to the interest of shareholder(s) in the Company’s capital stock – 1,129,498,502 shares.

Eletrobrás’ Free Float is composed of:

Shareholders on 0/31/2008	Common shares (units)		Class A Preferred Shares (units)		Class B Preferred Shares (units)		Total** (units)

Other	196,987,746	21.8%	146,920	100.0%	189,137,053	84.5%	386,271,696	34.2%

**The total refers to the interest of shareholder(s) in the Company’s capital stock – 1,129,498,502 shares.

Reference date: March 31, 2009

21.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

Independent Auditors’ Review Report

To the Management and Shareholders of
Centrais Elétricas Brasileiras S.A. - Eletrobrás

1. We have performed a review of the accounting information contained in the accompanying (individual and consolidated) Quarterly Information (ITR) of Centrais Elétricas Brasileiras S.A. - Eletrobrás (“Company” or “Eletrobrás”) and its subsidiaries as of March 31, 2009, comprising the related balance sheets, statements of income, statement of changes in shareholders’ position and statements of cash flows and of value added, the performance report and the notes to the financial statements, prepared under the responsibility of the Company’s Management. As mentioned in Note 13, the reviews of the financial statements of certain associated companies were performed under the responsibility of other independent auditors. In the accounting information of Eletrobrás, the investments of these associated companies are evaluated by the equity equivalence method and represented investments of R$4,799,596 thousand on March 31, 2009, while profit sharing amounted to R$125,028 thousand in the quarter ended March 31, 2009. The financial statements of Itaipu Binacional, with total assets of R$ 13,017,231 thousand on March 31, 2009, included in the accounting information, were reviewed by other independent auditors. Our report, as far as the amounts generated by these companies are concerned, is exclusively based on the reports and opinions of these other auditors.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with Brazil’s National Association of State Boards of Accountancy (CFC), and mainly consisted of: (a) inquiry and discussion with the managers responsible for the Company’s accounting, finance and operational areas regarding the main criteria adopted in the preparation of the Quarterly Information; and (b) review of the information and subsequent events that had, or might have, material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our limited review and limited review reports from other independent auditors, we are not aware of any material modifications that should be made to the quarterly information referred to above for them to be in conformity with the rules established by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Information.

4. As described in Note 1, the accounting practices adopted in Brazil changed during 2008 and the effects of the first-time adoption were only recorded by the Company and its subsidiaries during the fourth quarter of 2008 and incorporated into the financial statements as of December 31, 2008. The statements of income, statement of changes in shareholders’ equity and statements of cash flows and of value added for the quarter ended March 31, 2008, presented together with the current quarterly information, were not restated for comparison purposes, as permitted by Circular Notice CVM/SNC/SEP/02/2009.

5. As mentioned in Note 25, the subsidiaries actuarially assess their liabilities related to supplementary benefits to employees pursuant to CVM Resolution 371/2000, whose need for determined coverage is reflected in this quarterly information in the amount of R$2,069,701 thousand. In this scenario, the subsidiaries Furnas – Centrais Elétricas S.A and Eletrobrás Termonuclear S.A. – Eletronuclear are negotiating the review of the cost of defined benefit plans with the respective Foundations that manage their employees’ supplementary pension plans. The outcome of these negotiations may change the conditions associated with the realization of assets recorded by Furnas and Termonuclear in the amount of R$1,137,904 thousand. Also in line with the guidelines of these negotiations, CHESF has recorded liabilities resulting from acknowledgment of debt in the amount of R$398,820 thousand, which was determined in compliance with CVM Resolution 371/2000, and for the amount of R$428,000, the management of the subsidiary believes that this charge will be eliminated with time, as the plan matures through contractual adjustments similar to those carried out in previous periods, specifying the variable amount to be annually adjusted according to the effects of the actuarial gains and losses determined in the scope of the Foundation that manages the aforementioned plan. As a result, the equalization of liabilities is directly related and depends on the continuity of the procedure of contractual addendum between the parties, aimed at the equalization with the actuarial position.

6. As mentioned in Note 13, the financial statements of subsidiaries Boa Vista Energia S.A., Centrais Elétricas de Rondônia - CERON, Companhia de Eletricidade do Acre - Eletroacre, Companhia Energética do Alagoas - CEAL and Companhia Energética do Piauí - CEPISA for the quarter ended March 31, 2009 were prepared pursuant to the accounting practices adopted in Brazil applicable to companies operating on a normal regime. As described in the performance report, the companies have determined recurrent losses in their operations and presented an excess of liabilities over current assets at the end of the quarter, which raises doubts about the going concern. By reason of this uncertainty, the financial statements do not include any adjustments.

7. The Quarterly Information - ITR of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, for the quarter ended March 31, 2009, was reviewed by other independent auditors who issued an unqualified limited review report on May 8, 2009, containing an emphasis paragraph related to the reimbursement of expenses with the supplementary pension plan pursuant to Law 4,819/1958. The associated company’s management, supported by its legal advisors, understands that the State Government is solely responsible for the payment of benefits related to this plan, and therefore, it does not record in its financial statements any liability or provision for losses related to this plan.

8. The Quarterly Information - ITR mentioned in the first paragraph also include comparative accounting information for the year ended December 31, 2008 and for the quarter ended March 31, 2008, obtained from the corresponding financial statements for that year and from the Quarterly Information - ITR for that quarter. The analysis of the financial statements for the year ended December 31, 2008 and the limited review of the Quarterly Information - ITR for the quarter ended March 31, 2008 were performed under the responsibility of other independent auditors who issued an opinion and a report on March 23, 2009 and May 14, 2008, respectively, which were qualified due to the lack of presentation of limited review reports of financial statements of certain associated companies, whose investments were evaluated by the equity accounting method and, consequently, it was not possible through additional auditing procedures, to evaluate the adjustment of these investments, as well as the equity accounting, in the amount of R$1,526,447 thousand and R$34,969 thousand, respectively, for the year ended December 31, 2008, R$4,185,286 thousand and R$136,688 thousand, respectively, for the quarter ended March 31, 2008. Additionally, the emphasis paragraphs below were included:

   (a) Dispute concerning the litigation related to the monetary restatement of compulsory loans.

   (b) Uncertainty related to the realization of ICMS credits in the State of Mato Grosso recorded at the subsidiary Furnas - Centrais Elétricas S.A.

   (c) Uncertainty as to the realization of extemporaneous credits of PIS and COFINS and of debts with ICMS, PIS and COFINS to be restituted to the Fuel Consumption Bill (CCC) recorded at the subsidiary Manaus Energia S.A.

   (d) Assumption of going concern of Boa Vista Energia S.A., Amazonas Energia S.A., Companhia de Eletricidade do Acre - Eletroacre by reason of the accrued loss over the past years and insufficient working capital, supported by its controlling shareholder.

   (e) The audit opinion and limit review report of the financial statements of CTEEP - Companhia de Transmissão de Energia Elétrica, for the year ended December 31, 2008 and the quarter ended March 31, 2008, included an emphasis paragraph related to the    matter of the payment of the supplementary pension plan regulated by Law 4,819/1958.

Rio de Janeiro, May 15, 2009

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RJ

Sergio Eduardo Zamora
Accountant CRC 1SP168278/O-4 "S" RJ

SUBSIDIARY/ASSOCIATED COMPANY

CORPORATE NAME FURNAS CENTRAIS ELÉTRICAS

22.01 - INCOME STATEMENT OF THE SUBSIDIARY/ASSOCIATED COMPANY (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 - 1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
3.01	Gross Revenue from Sales and/or Services	1,629,400	1,629,400	1,481,197	1,481,197
3.02	Gross Revenue Deductions	(133,524)	(133,524)	(125,020)	(125,020)
3.03	Net Revenue from Sales and/or Services	1,495,876	1,495,876	1,356,177	1,356,177
3.04	Cost of Goods and/or Services Sold	(1,171,905)	(1,171,905)	(1,121,191)	(1,121,191)
3.05	Gross Income	323,971	323,971	234,986	234,986
3.06	Operating Income/Expenses	(78,064)	(78,064)	(132,164)	(132,164)
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	(38,314)	(38,314)	(82,051)	(82,051)
3.06.03	Financial	(51,881)	(51,881)	(49,372)	(49,372)
3.06.03.01	Financial Revenues	39,234	39,234	105,309	105,309
3.06.03.02	Financial Expenses	(91,115)	(91,115)	(154,681)	(154,681)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses Equity in the Earnings of Subsidiary and Associated	(646)	(646)	(741)	(741)
3.06.06	Companies	12,777	12,777	0	0
3.07	Operating Income	245,907	245,907	102,822	102,822
3.08	Non-operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before Taxes/Shareholding	245,907	245,907	102,822	102,822
3.10	Provision for Income Tax and Social Contribution	(81,202)	(81,202)	(39,889)	(39,889)
3.11	Deferred Income Tax	0	0	0	0
3.12	Profit Sharing/Contributions	0	0	0	0

1 - CODE	2 - DESCRIPTION	3 - 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 - 1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Equity	0	0	0	0
3.15	Income/Loss for the Period	164,705	164,705	62,933	62,933
	NUMBER OF SHARES EX-TREASURY (in thousands)	65,004,047	65,004,047	65,004,047	65,004,047
	EARNINGS PER SHARE (Reais)	0.00253	0.00253	0.00097	0.00097
	LOSS PER SHARE (Reais)

From January to March, 2009, the Company posted an income in the amount of R$164,705 thousand and, on the same period of 2008, an income of R$62,933 thousand, a result influenced by the following factors:

- Strength Factors :

- Increased operating income;

- Generation of financial income from exchange variation on loans obtained, due to the fluctuation of foreign currency indexes.

- Recognition of equity accounting. (Law 11,638/2007);

- The need for recoding operating provisions has decreased;

- Weak Factors:

- Increased personnel and third-party services expenses;

- Decrease in the monetary variation on loans and financing obtained, due to indexes fluctuation.

SUBSIDIARY/ASSOCIATED COMPANY

CORPORATE NAME CENTRAIS ELÉTRICAS DO NORTE DO BRASIL

22.01 - INCOME STATEMENT OF THE SUBSIDIARY/ASSOCIATED COMPANY (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 - 1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
3.01	Gross Revenue from Sales and/or Services	1,114,206	1,114,206	1,476,576	1,476,576
3.02	Gross Revenue Deductions	(205,954)	(205,954)	(278,147)	(278,147)
3.03	Net Revenue from Sales and/or Services	908,252	908,252	1,198,429	1,198,429
3.04	Cost of Goods and/or Services Sold	(689,506)	(689,506)	(816,344)	(816,344)
3.05	Gross Income	218,746	218,746	382,085	382,085
3.06	Operating Income/Expenses	(376,336)	(376,336)	(589,990)	(589,990)
3.06.01	Selling	(47,202)	(47,202)	(64,487)	(64,487)
3.06.02	General and Administrative	(107,808)	(107,808)	(120,229)	(120,229)
3.06.03	Financial	(220,055)	(220,055)	(337,293)	(337,293)
3.06.03.01	Financial Revenues	59,098	59,098	70,159	70,159
3.06.03.02	Financial Expenses	(279,153)	(279,153)	(407,452)	(407,452)
3.06.04	Other Operating Revenues	(3,052)	(3,052)	1,231	1,231
3.06.05	Other Operating Expenses Equity in the Earnings of Subsidiary and Associated	0	0	(11,941)	(11,941)
3.06.06	Companies	1,781	1,781	(57,271)	(57,271)
3.07	Operating Income	(157,590)	(157,590)	(207,905)	(207,905)
3.08	Non-operating Income	0	0	(276,155)	(276,155)
3.08.01	Revenues	0	0	174	174
3.08.02	Expenses	0	0	(276,329)	(276,329)
3.09	Income before Taxes/Shareholding	(157,590)	(157,590)	(484,060)	(484,060)
3.10	Provision for Income Tax and Social Contribution	0	0	0	0
3.11	Deferred Income Tax	0	0	0	0
3.12	Profit Sharing/Contributions	0	0	0	0

1 - CODE	2 - DESCRIPTION	3 - 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 - 1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Equity	0	0	0	0
3.15	Income/Loss for the Period	(157,590)	(157,590)	(484,060)	(484,060)
	NUMBER OF SHARES EX-TREASURY (in thousands)	82,353	82,353	70,748	70,748
	EARNINGS PER SHARE (Reais)
	LOSS PER SHARE (Reais)	(1.91359)	(1.91359)	(6.84203)	(6.84203)

Subsidiary/Associated Company: CENTRAIS ELÉTRICAS DO NORTE DO BRASIL

From January to March, 2009, the Company posted an income in the amount of R$164,705 thousand and, on the same period of 2008, an income in the amount of R$62,933 thousand, a result influenced by the following aspects:

- Strength Factors:

- Increased operating income;

- Generation of financial income from exchange variation on loans obtained, due to the fluctuation in foreign currency indexes.

- Recognition of equity accounting. (Law 11,638/2007);

- The need for recoding operating provisions has decreased;

- Weak Factors:

- Increased personnel and third-party services expenses;

- Decrease in the monetary variation on loans and financing obtained, due to indexes fluctuation.

SUBSIDIARY/ASSOCIATED COMPANY

CORPORATE NAME ITAIPU BINACIONAL

22.01 - INCOME STATEMENT OF THE SUBSIDIARY/ASSOCIATED COMPANY (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 - 1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
3.01	Gross Revenue from Sales and/or Services	2,043,871	2,043,871	1,475,626	1,475,626
3.02	Gross Revenue Deductions	0	0	0	0
3.03	Net Revenue from Sales and/or Services	2,043,871	2,043,871	1,475,626	1,475,626
3.04	Cost of Goods and/or Services Sold	(381,562)	(381,562)	(278,742)	(278,742)
3.05	Gross Income	1,662,309	1,662,309	1,196,884	1,196,884
3.06	Operating Income/Expenses	(887,426)	(887,426)	(835,846)	(835,846)
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	(162,403)	(162,403)	(203,786)	(203,786)
3.06.03	Financial	(701,404)	(701,404)	(585,723)	(585,723)
3.06.03.01	Financial Revenues	20,772	20,772	11,657	11,657
3.06.03.02	Financial Expenses	(722,176)	(722,176)	(597,380)	(597,380)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	(23,619)	(23,619)	(46,337)	(46,337)
	Equity in the Earnings of Subsidiary and Associated
3.06.06	Companies	0	0	0	0
3.07	Operating Income	774,883	774,883	361,038	361,038
3.08	Non-operating Income	8,008	8,008	1,712	1,712
3.08.01	Revenues	11,745	11,745	2,163	2,163
3.08.02	Expenses	(3,737)	(3,737)	(451)	(451)
3.09	Income before Taxes/Shareholding	782,891	782,891	362,750	362,750
3.10	Provision for Income Tax and Social Contribution	0	0	0	0
3.11	Deferred Income Tax	0	0	0	0
3.12	Profit Sharing/Contributions	0	0	0	0

1 - CODE	2 - DESCRIPTION	3 - 1/1/2009 to 3/31/2009	4 - 1/1/2009 to 3/31/2009	5 - 1/1/2008 to 3/31/2008	6 - 1/1/2008 to 3/31/2008
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Equity	0	0	0	0
3.15	Income/Loss for the Period	782,891	782,891	362,750	362,750
	NUMBER OF SHARES EX-TREASURY (in thousands)	100,000	100,000	100,000	100,000
	EARNINGS PER SHARE (Reais)	7.82891	7.82891	3.62750	3.62750
	LOSS PER SHARE (Reais)

Subsidiary/Associated Company: ITAIPU BINACIONAL

It does not apply to the Company.

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET – LIABILITIES	5
03	01	INCOME STATEMENT	7
04	01	STATEMENT OF CASH FLOW	9
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 3/31/2099	11
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 3/31/2099	12
08	01	CONSOLIDATED BALANCE SHEET – ASSETS	13
08	02	CONSOLIDATED BALANCE SHEET – LIABILITIES	15
09	01	CONSOLIDATED INCOME STATEMENT	17
10	01	CONSOLIDATED STATEMENT OF CASH FLOW	19
11	01	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 3/31/2099	22
11	02	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 3/31/2099	23
06	01	NOTES TO THE FINANCIAL STATEMENTS	24
07	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	100
12	01	COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER	116
13	01	HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	120
20	01	OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY	121
21	01	SPECIAL REVIEW REPORT	123
		FURNAS CENTRAIS ELÉTRICAS
22	01	INCOME STATEMENT OF SUBSIDIARY/ASSOCIATED COMPANY	126

22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	128
		CIA HIDROELÉTRICA DO SÃO FRANSCICO-CHESF
		CENTRAIS ELÉTRICAS DO NORTE DO BRASIL	129
22	01	INCOME STATEMENT OF SUBSIDIARY/ASSOCIATED COMPANY	131

22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
		ITAIPU BINACIONAL
22	01	INCOME STATEMENT OF SUBSIDIARY/ASSOCIATED COMPANY	132
22	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	134

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.